FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July, 2010
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☑     Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐     No  ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐     No  ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐     No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Financial report for first half of 2010 results.

2	Financial information for first half of 2010 results.

Financial Report.
2010 First half
Santander

Financial Report

Santander

2010
First half

Santander
0€
0€

Financial Report. First half 2010
     Financial Report          January — June 2010

Contents	3

www.santander.com

Key consolidated data	5

Highlights of the period	6

Consolidated financial report	8

Income statement	9

Balance sheet	13

Stress test	19

Risk management	20

The Santander share	23

Information by principal segments	24

Continental Europe	28

United Kingdom	34

Latin America	36

Sovereign	44

Corporate Activities	46

Information by secondary segments	48

Retail Banking	48

Global Wholesale Banking	50

Asset Management and Insurance	52

Corporate Governance	54

Significant events in the quarter	55

Corporate Social Responsibility	56
January — June 2010          Financial Report

4

Gross income
Million euros

20,874
19,368
16,937
+7.8%*
H1'08
H1'09
H1'10

* Excluding exchange rate impact: +0.3%

Net operating income
Million euros

12,063
11,314
9,502
+6.6%*
H1'08
H1'09
H1'10

* Excluding exchange rate impact: -1.0%

Attributable profit
Million euros

4,730
4,519
4,445
-1.6%*
H1'08
H1'09
H1'10

* Excluding exchange rate impact: -6.7%

Earnings per share
Euros

0.6620
0.5318
0.5126
-3.6%
H1'08*
H1'09
H1'10

* Adjusted to the capital preferential subscription rights at the close of 2008

Efficiency ratio
%

43.9
41.6
42.2
+0.6 p.p.
H1'08
H1'09
H1'10

Core capital
%

8.6
7.5
6.3
+1.1 p.p.
Jun 08
Jun 09
Jun 10

     Financial Report          January — June 2010

Key consolidated data	5
Preliminary note:
•
The financial information for the first half of 2010 and 2009 (attached in appendix) comes from the consolidated summarised financial statements at these dates, drawn up in accordance with the International Accounting Standards (IAS) 34, Interim Financial Information. The accounting policies and methods used are those established by the International Financial Reporting Standards adopted by the European Union (IFRS-EU), Circular 4/2004 of the Bank of Spain and the International Financial Reporting Standards issued by the International Accounting Standards Board (IFRS-IASB).

Balance sheet (Million euros)	H1‘10	H1‘09	Amount	(%)	2009

Total assets	1,220,024	1,148,460	71,565	6.2	1,110,529
Net customer loans	727,882	694,068	33,814	4.9	682,551
Customer funds under management	993,774	884,425	109,349	12.4	900,057
Shareholders’ equity	73,034	68,596	4,438	6.5	70,006
Total managed funds	1,365,893	1,271,746	94,148	7.4	1,245,420

Income statement (Million euros)

Net interest income	14,499	12,656	1,844	14.6	26,299
Gross income	20,874	19,368	1,506	7.8	39,381
Net operating income	12,063	11,314	749	6.6	22,960
Profit from continuing operations	4,917	4,670	246	5.3	9,427
Attributable profit to the Group	4,445	4,519	(74)	(1.6)	8,943

EPS, profitability and efficiency (%)

EPS (euro)	0.5126	0.5318	(0.0192)	(3.6)	1.0454
Diluted EPS (euro)	0.5095	0.5291	(0.0196)	(3.7)	1.0382
ROE	12.91	14.15			13.90
ROA	0.85	0.86			0.86
RoRWA	1.70	1.77			1.74
Efficiency ratio (with amortisations)	42.2	41.6			41.7

BIS II ratios and NPL ratios (%)

Core capital	8.6	7.5			8.6
Tier I	10.1	9.4			10.1
BIS ratio	13.5	13.8			14.2
NPL ratio	3.37	2.82			3.24
NPL coverage	73	72			75

Market capitalisation and shares

Shares outstanding (millions at period-end)	8,229	8,156	73	0.9	8,229
Share price (euros)	8.740	8.560	0.180	2.1	11.550
Market capitalisation (million euros)	71,920	69,812	2,108	3.0	95,043
Book value (euro)	8.40	7.99			8.04
Price / Book value (X)	1.04	1.07			1.44
P/E ratio (X)	8.52	8.05			11.05

Other data

Number of shareholders	3,164,143	3,061,966	102,177	3.3	3,062,633
Number of employees	170,264	177,781	(7,517)	(4.2)	169,460
Continental Europe	50,461	51,013	(552)	(1.1)	49,870
o/w: Spain	33,387	33,744	(357)	(1.1)	33,262
United Kingdom	22,843	23,347	(504)	(2.2)	22,949
Latin America	86,734	92,137	(5,403)	(5.9)	85,974
Sovereign	8,386	9,594	(1,208)	(12.6)	8,847
Corporate Activities	1,840	1,690	150	8.9	1,820
Number of branches	13,671	14,108	(437)	(3.1)	13,660
Continental Europe	5,864	5,978	(114)	(1.9)	5,871
o/w: Spain	4,857	4,918	(61)	(1.2)	4,865
United Kingdom	1,328	1,329	(1)	(0.1)	1,322
Latin America	5,757	6,050	(293)	(4.8)	5,745
Sovereign	722	751	(29)	(3.9)	722
The financial information in this report has not been audited, but it was approved by the board of directors at its meeting on July 26, 2010, following a favourable report from the audit and compliance committee on July 21, 2010.
Note: Capital gains and extraordinary allowances in 2009 are shown separately as “net of capital gains and extraordinary allowances”.
January — June 2010          Financial Report

6	Highlights of the period
Income statement: (pages 9-12)
•
The Group once again showed its capacity to generate recurring profits in a complex environment. Attributable profit was EUR 2,230 million in the second quarter, equivalent to earnings per share of EUR 0.2574, in line with the first quarter of 2010.

•	The profit for the first half was EUR 4,445 million, 1.6% lower than the same period of 2009 and 0.5% more than the second half of 2009. Earnings per share were EUR 0.5126.

•	The income statement lines continued to reflect the Group’s focal points of management:

•	Net interest income continued to drive revenues: +14.6% year-on-year (+3.7% without perimeter and exchange-rate impact).

•	Operating expenses increased 9.4% (+0.7% without perimeter and exchange-rate impact).

•	Net operating income rose 6.6% and the efficiency ratio was 42.2%.

•	Slower growth in provisions: they were 6.3% higher than in the first half of 2009 (+43.7% in the whole of 2009).

Strong balance sheet: (pages 13-18)

•	Solid capital ratios. Core capital was 8.6% at the end of June and the BIS ratio 13.5%.

•
Strong focus on capturing funds in order to gain market share, attract and link the best customers and improve the financing structure with more stable deposits. These increased by EUR 88,324 million in the first half for the Group and by EUR 29,781 million in Spain.

•
The Group’s non-performing loans ratio of 3.37% and coverage of 73% compare very well by international standards. Moreover, net entries and risk premium showed a favourable trend. Spain’s NPL ratio (3.71%) also compare very well.

•	Generic loan-loss provisions amounted to EUR 6,679 million, of which EUR 1,849 are assigned to Spain.
Rating agencies: (page 18)
•	Standard & Poor’s affirmed Grupo Santander’s long-term rating at ‘AA’. This makes Santander one of the four international banking groups with ‘AA’ rating or higher by the main three agencies.
Stress test: (page 19)
•
The stress tests carried out by the Committee of European Banking Supervisors (CEBS) and the Bank of Spain showed that, even amid an adverse economic scenario, Grupo Santander would continue to make profits, pay dividends and generate capital, maintaing its Tier I ratio at 10.0%, with a surplus of EUR 23,131 million, above the 6% minimum required.

•
Moreover, in an adverse scenario, Santander would obtain the largest profit before tax of all the entities analysed. Over EUR 14.0 billion for the years 2010 and 2011, being the most profitable bank among the major European banks.

The Santander share: (page 23)
•
The share price at the end of June was EUR 8.740, with a better quarterly performance (-11.2%) and year-on-year (+2.1%) than the Ibex 35 (-14.8% and -5,4%, respectively) and the EuroStoxx Banks (-19.0% and -3.6%, respectively).

•
After the well received scrip dividend programme in 2009 (Santander Dividendo Elección), the AGM in June 2010 approved offering this option again in November for the second interim dividend and, depending on the market conditions and its acceptance, it could also be offered for the third interim dividend. The first and fourth dividend will be paid in cash.

•	Santander will pay as of August 1 the first interim dividend of EUR 0.135234 per share charged to 2010’s earnings, the same amount paid in 2009
     Financial Report          January — June 2010

Highlights of the period	7
Business areas: (greater detail on pages 24-53)
•
Continental Europe: attributable profit of EUR 2,553 million (+5.6% less than in the first half of 2009), because of the impact of the environment on revenues (-3.8%). Operating expenses increased 2.0% and loan-loss provisions 1.4%. Of note was Santander Consumer Finance with an attributable profit 30.5% higher.

•
United Kingdom: gross income rose 6.0% in sterling and expenses dropped 0.1%. Net operating income increased 10.3% and the efficiency ratio improved 2.3 p.p. Attributable profit was up 10.7% at 875 million (EUR 1,006 million).

•
Latin America: attributable profit was EUR 2,160 million, 19.6% higher than in the first half of 2009. In local currency and excluding the perimeter impact from the sale of Banco de Venezuela, it rose 7.3% (+17.0% before minority interests), spurred by net interest income (+7.1%), control of expenses (+3.5%) and lower provisions (-12.0%)

•	Sovereign: attributable profit of $227 million in the first half ($132 million in the second quarter), with good evolution of revenues, expenses and provisions.
Significant events: (greater detail on page 55)
•
Banco Santander reached an agreement with Bank of America to buy its 24.9% stake in Grupo Financiero Santander (Banco Santander México) for $2,500 million. Once approved by the authorities, it will bring Santander’s stake to 99.9%.

•	Banco Santander agreed with Skandinaviska Enskilda Banken (SEB Group) to acquire for its subsidiary Santander Consumer Bank AG the retail business of SEB in Germany for around EUR 555 million.

•
On July 22, 2010, Banco Santander completed the tender offer by its wholly-owned subsidiary, Administración de Bancos Latinoamericanos Santander S.L. (“Ablasa”), for the outstanding common shares of Santander BanCorp (Puerto Rico) not owned by Ablasa. The tendered shares represent 7.8% of all shares outstanding. Ablasa now holds a total of 98.4% of the Santander BanCorp shares outstanding.

January — June 2010          Financial Report

8	Consolidated financial report
General background
The global economy continued the recovery begun in the second half of 2009, though at two speeds.
•
On the one hand, a moderate and fragile upturn in developed countries, with high imbalances to correct and still driven by fiscal and monetary stimuluses put into place by the crisis. One example of this fragility is the crisis of confidence in Europe’s sovereign debt, which began in Greece and extended to other peripheral countries. This raised the cost of their debt refinancing and triggered falls in stock markets, interbank tensions and a weakening of the euro.

The response of European economic authorities, including the fund to finance countries in difficulties, coupled with the measures of the European Central Bank and countries’ greater commitments in fiscal consolidation and in coordinating fiscal policies in the EU, seem to have reduced the extreme tensions.

•
On the other hand, emerging economies recovered strongly, spurred by buoyant domestic demand. This strength accelerated inflation expectations and made some central banks begin to normalise their monetary policies and lift interest rates gradually.

The US economy, which grew 2.7% in the first quarter (annualised quarterly basis), shows signs of slowing down in the second half, although still registering positive growth, following the ending of the fiscal incentives for house purchases and consumption. Meanwhile, core inflation at a 40-year low of around 1%, and with no likelihood of increasing in the short term because of the large output gap, made the Federal Reserve hold its key rate at 0-0.25%. It is not expected to change in the coming months.
Latin America’s growth quickened in the first half more than expected. A more favourable international environment, despite the European crisis, and, above all, the strength of domestic demand enabled the region to return to growth rates close to 5% in the first quarter.
Of note was Brazil because of the strength of private consumption and the growth in investment, vital elements for consolidating recovery. GDP expanded at an annual rate of 9.0% in the first quarter, the highest growth in 15 years. This pushed up inflation, however, and led the central bank to raise its key rate thrice, from a low of 8.75% to 10.75% in mid July.
Mexico also surprised positively, with GDP growing at an annual rate of 4.3% in the first quarter. This was largely due to exports and, particularly, the beginning of the upturn in the US economy.
In Chile, the earthquake at the end of February halted the recovery begun at the end of 2009 (GDP grew at an annual rate of 1.0% in the first quarter compared with 2.1% in the fourth quarter of 2009). However, indicators in the second quarter showed that the impact of the earthquake is being overcome and reconstruction in the affected areas should accelerate growth in the second half of the year to more than 4%. As a result, the central bank began to raise its interest rates (from 0.50% in March to 1.50% in mid July).
The euro zone, after weak growth at the beginning of the year because of bad weather (+0.8% annualised in the first quarter), speeded up in the second quarter. Inflation in line with expectations (slightly higher because of oil prices but with a low core rate) enabled the European Central Bank to hold its repo rate at 1%. In addition, financial tensions, which halted the strategy of gradually withdrawing liquidity, seem to have put back rises in interest rates. This, coupled with doubts on public finances and tensions in markets, kept the euro weak (EUR1=$1.23), although in July it recovered some of the lost ground.
The German economic recovery held up (GDP grew at an annual rate of 0.6% in the first quarter), backed by industry and exports and a labour market showing signs of improvement. The latest figures suggest that activity rates could have reached their maximums in the second quarter.
Spain grew slightly in the first quarter (0.3% annualised), after six straight quarters of shrinkage. This was due to the increase in private consumption and a pick up in exports. On the other hand, the adjustment in construction continues, while investment in capital goods is still weak, combined with uncertainty in financial markets, could slow down the recovery.
In the UK, the recovery gained strength in the second quarter after two quarters of growth (1.2% growth in the first quarter annualised). Inflation also accelerated (to over 3% because of the rise in VAT and sterling’s depreciation), although in May it slowed down which is expected to continue partly because of the sharp cut in the budget deficit scheduled for 2011. The Bank of England held the base rate at 0.5%, and is unlikely to lift it in the short term. The uncertainty in the euro zone and the fiscal adjustment enabled sterling to strengthen against the euro (EUR 1=£0.82 at the end of June), partly corrected in July.
Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	H1‘10	H1‘09	30.06.10	31.12.09	30.06.09

US$	1.3225	1.3315	1.2271	1.4406	1.4134
Pound sterling	0.8692	0.8933	0.8175	0.8881	0.8521
Brazilian real	2.3767	2.9164	2.2082	2.5113	2.7469
New Mexican peso	16.7457	18.4346	15.7363	18.9223	18.5537
Chilean peso	694.7436	778.7737	668.0946	730.7444	749.1020
Argentine peso	5.1200	4.8362	4.8225	5.4761	5.3547
     Financial Report          January — June 2010

Consolidated financial report	9
Income statement

			Variation
Million euros	H1‘10	H1‘09	Amount	(%)

Net interest income	14,499	12,656	1,844	14.6

Dividends	191	241	(50)	(20.6)
Income from equity-accounted method	8	(3)	11	—
Net fees	4,809	4,538	271	6.0
Gains (losses) on financial transactions	1,291	1,840	(549)	(29.8)
Other operating income/expenses	75	96	(21)	(21.8)

Gross income	20,874	19,368	1,506	7.8

Operating expenses	(8,811)	(8,054)	(757)	9.4
General administrative expenses	(7,882)	(7,269)	(613)	8.4
Personnel	(4,500)	(4,165)	(335)	8.0
Other general administrative expenses	(3,382)	(3,104)	(278)	9.0
Depreciation and amortisation	(928)	(785)	(144)	18.3

Net operating income	12,063	11,314	749	6.6

Net loan-loss provisions	(4,919)	(4,626)	(294)	6.3
Impairment losses on other assets	(120)	(265)	145	(54.8)
Other income	(693)	(510)	(182)	35.7

Profit before taxes (w/o capital gains)	6,331	5,913	418	7.1

Tax on profit	(1,415)	(1,243)	(172)	13.8

Profit from continuing operations (w/o capital gains)	4,917	4,670	246	5.3

Net profit from discontinued operations	(13)	61	(74)	—

Consolidated profit (w/o capital gains)	4,903	4,731	172	3.6

Minority interests	458	212	246	116.0

Attributable profit to the Group (w/o capital gains)	4,445	4,519	(74)	(1.6)

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	4,445	4,519	(74)	(1.6)

EPS (euros)	0.5126	0.5318	(0.0192)	(3.6)
Diluted EPS (euros)	0.5095	0.5291	(0.0196)	(3.7)

Pro memoria:
Average total assets	1,158,412	1,099,651	58,761	5.3
Average shareholders’ equity	68,888	63,875	5,013	7.8
Grupo Santander. Results
Results remained solid in the first half:
•	Attributable profit and earnings per share were 1% higher in the second quarter than in the first.

•	The first half profit of EUR 4,445 million was 1.6% lower than in the same period of 2009 and 0.5% more than the second half.

•	These results reflect the strength and diversification of the operating areas and to some extent the impact of the Group’s conservative policies in hedging and liquidity.

•	The income statement reflects the management’s focal points:
•	Resilience of revenues to the cycle.

•	Flexible expenses and generation of synergies.

•	Slower pace of growth in provisions because of active management of risk and recoveries.
The strength of the economic recovery varies from country to country and in order to appropriately interpret the results various aspects need to be taken into account.
•
There is a small perimeter impact throughout the income statement because of only five months consolidation of Sovereign by global integration in the first half of 2009 and the incorporation into Santander Consumer Finance of Triad and HSBC portfolios, and of the branches of BNP Paribas in Argentina.

•
The year-on-year evolution of attributable profit was negatively affected by around 2 p.p. by the sale of Banco de Venezuela (its results in the first half of 2009 were eliminated from the various items and recorded in discontinued operations) and by around 4 p.p. (increased minority interests) by the placement of shares of Banco Santander Brazil.

•
Lastly, the comparison of gross income and expenses with the first half of 2009 is positively affected by the performance of average exchange rates of sterling, the dollar and the main Latin American currencies against the euro. The impact with regard to the euro was: +6/+7 p.p. for the whole Group, +3 p.p. in the United Kingdom and +17/+18 p.p. in Latin America. This positive effect in the operating areas was partly offset in Corporate Activities by the losses recorded in hedging positions.

Grupo Santander’s results remained very solid and with a high degree of recurrence in the second quarter when operating areas repeated the first quarter profit (5.9% more than Q209). The profit of the operating areas for the first six months was EUR 5,891 million which, without the exchange rate impact and on a like-for-like basis was 7.2% higher than in the same period of 2009.

January — June 2010          Financial Report

10	Consolidated financial report
Quarterly

Million euros	Q1‘09	Q2‘09	Q3‘09	Q4‘09	Q1‘10	Q2‘10

Net interest income	6,039	6,617	6,822	6,820	7,122	7,378

Dividends	87	153	94	102	47	144
Income from equity-accounted method	(13)	10	1	2	3	5
Net fees	2,164	2,374	2,291	2,252	2,326	2,483
Gains (losses) on financial transactions	862	977	777	806	724	567
Other operating income/expenses	80	16	19	29	38	38

Gross income	9,221	10,147	10,004	10,010	10,260	10,614

Operating expenses	(3,967)	(4,087)	(4,086)	(4,282)	(4,263)	(4,548)
General administrative expenses	(3,587)	(3,681)	(3,679)	(3,877)	(3,812)	(4,070)
Personnel	(2,059)	(2,106)	(2,095)	(2,190)	(2,182)	(2,317)
Other general administrative expenses	(1,529)	(1,575)	(1,583)	(1,687)	(1,629)	(1,753)
Depreciation and amortisation	(379)	(405)	(407)	(405)	(451)	(478)

Net operating income	5,254	6,060	5,918	5,728	5,997	6,066

Net loan-loss provisions	(2,209)	(2,417)	(2,574)	(2,284)	(2,436)	(2,483)
Impairment losses on other assets	(25)	(241)	(42)	(94)	(57)	(63)
Other income	(278)	(232)	(418)	(382)	(331)	(362)

Profit before taxes (w/o capital gains)	2,742	3,171	2,883	2,967	3,173	3,158

Tax on profit	(614)	(629)	(559)	(535)	(734)	(680)

Profit from continuing operations (w/o capital gains)	2,128	2,542	2,325	2,432	2,439	2,477

Net profit from discontinued operations	67	(6)	(7)	(23)	(12)	(1)

Consolidated profit (w/o capital gains)	2,195	2,536	2,318	2,409	2,427	2,476

Minority interests	99	113	97	207	212	246

Attributable profit to the Group (w/o capital gains)	2,096	2,423	2,221	2,202	2,215	2,230

Net extraordinary capital gains and allowances*	—	—	—	—	—	—

Attributable profit to the Group	2,096	2,423	2,221	2,202	2,215	2,230

EPS (euros)	0.2472	0.2846	0.2588	0.2547	0.2553	0.2574
Diluted EPS (euros)	0.2460	0.2831	0.2584	0.2508	0.2537	0.2558

(*).-	Including extraordinary capital gains and extraordinary allowances for the same amount are included, and thus the net amount is zero.
This growth, however, did not wholly feed through to the Group’s total profit because of the reduced gains on financial transactions recorded in Corporate Activities, mainly hedging of exchange rates and interest rates in financing of a structural nature.
Attributable profit was EUR 4,445 million, 1.6% lower than in the first half of 2009.
This performance took place in a complex environment, which led the Group to maintain the main management drivers developed in 2009:
•	Management of spreads, particularly in loans.

•	Control of expenses.

•	Disciplined management of the balance sheet: risks, liquidity and capital.
The main developments in the income statement compared with the first half of 2009 are now set out:
Revenues
Net interest income continued to be the main driver of revenue growth. It increased 14.6% year-on-year to EUR 14,499 million. This was due to moderate increase in volumes and appropriate management of spreads in all units. The spreads on loans improved notably (for the whole Group they increased from 3.0% to 3.4%, while those on deposits were affected by lower interest rates and by the Group’s policy to give priority to attracting new deposits and liquidity). Excluding the perimeter and exchange rate effects, net interest income was 3.7% higher.
Net fee income increased 6.0%, with a favourable performance of those from insurance, cards and pension funds.
     Financial Report          January — June 2010

Consolidated financial report	11
Net fees

			Variation
Million euros	H1‘10	H1‘09	Amount	(%)
Commissions from services	2,756	2,631	125	4.8
Mutual & pension funds	622	592	31	5.2
Securities services	405	405	0	0.1
Insurance	1,025	910	115	12.6

Net fees	4,809	4,538	271	6.0

Gains on financial transactions declined 29.8%, due, on the one hand, to the good performance of revenues from wholesale businesses in Europe, mostly customer operations, and, on the other, declines in some Latin American countries because of the sale of portfolios in the first half of 2009 and in Corporate Activities, where the cost of hedging exchange rates is recorded.
Income accounted for by the equity method was EUR 8 million compared with a loss of EUR 3 million in the first half of 2009, while dividends received dropped from EUR 241 million to EUR 191 million. This fall was largely due to the lower dividends from Visanet, after the share placement in the middle of 2009, as well as the early payment by some companies of the dividends of the fourth quarter of 2009.
Gross income increased 7.8% year-on-year to EUR 20,874 million. Excluding the perimeter and exchange-rate impact, growth was flat (+1.6% in the operating areas).
Expenses
Operating expenses rose 9.4% (+0.7% excluding the perimeter and exchange-rate effects). Most units registered zero or negative growth, except for Chile, whose costs rose because of the earthquake, Argentina, due to the renegotiation of the collective bargaining agreement with a 23% rise, and GBM because of the investments made to consolidate positions in core markets. In an environment like the current one, control of costs is vital. Both the geographic and global units registered changes in their expenses consistent with their efficiency goals.
The efficiency ratio including amortisations remained at around 42% (38% excluding them). Good evolution in the UK and, particularly, at Sovereign where in just 15 months the efficiency ratio improved from 74.5% at the time of its integration into the Group to 44.0%. It is already very close to the Group’s average.
Net operating income
Revenue growth and control of expenses pushed up net operating income by 6.6% to EUR 12,063 million, all of it due to the operating areas contribution. Eliminating the perimeter and exchange rate impact, the operating areas increased 2.1%, while the Group’s dropped 1.0%.
This underscored the Group’s strong capacity to keep on generating revenues in the current difficult environment and absorb the larger provisions. Net operating income in the first half was 2.5 times more than the provisions made during the period.
Moreover, the share of net operating income over loans increased in relative terms in the first half of the year. Annualised, it represents 3.5% of loans (3.4% in the same period of 2009).
January — June 2010          Financial Report

12	Consolidated financial report
Operating expenses

			Variation
Million euros	H1‘10	H1‘09	Amount	(%)

Personnel expenses	4,500	4,165	335	8.0
General expenses	3,382	3,104	278	9.0
Information technology	425	372	53	14.3
Communications	320	309	11	3.7
Advertising	299	293	5	1.9
Buildings and premises	759	694	65	9.4
Printed and office material	89	95	(7)	(6.8)
Taxes (other than profit tax)	181	145	36	24.7
Other expenses	1,310	1,196	114	9.5

Personnel and general expenses	7,882	7,269	613	8.4

Depreciation and amortisation	928	785	144	18.3

Total operating expenses	8,811	8,054	757	9.4

Loan-loss provisions and other provisions
Net loan-loss provisions amounted to EUR 4,919 million, 6.3% more than in the first half of 2009 but lower growth than in previous quarters. Excluding the exchange rate and perimeter effect, they were 4.1% lower.
Asset impairment losses and other results and provisions, which reflect allowances for possible contingencies, were EUR 813 million negative, compared to EUR 775 million also negative in the first half of 2009.
Profit
Profit before tax was EUR 6,331 million, 7.1% higher than in the first half of 2009.
After the tax charge, the profit from continued operations was EUR 4,917 million, 5.3% more than in the first half of 2009 (-1.7% excluding the perimeter and exchange rate impact). Attributable profit, after incorporating discontinued operations (impact from the sale of Banco de Venezuela) and minority interests (placement of shares of Banco Santander Brazil), was 1.6% lower at EUR 4,445 million.
Earnings per share in the second quarter were EUR 0.2574, slightly higher than in the first quarter. The first half EPS was EUR 0.5126, 3.6% lower than a year earlier and slightly affected by the capital increases made in 2009.
Net loan-loss provisions

			Variation
Million euros	H1‘10	H1‘09	Amount	(%)

Non performing loans	5,454	5,173	281	5.4
Country-risk	(3)	(103)	101	(97.5)
Recovery of written-off assets	(532)	(444)	(88)	19.9

Total	4,919	4,626	294	6.3

     Financial Report          January — June 2010

Consolidated financial report	13
Balance sheet

			Variation
Million euros	30.06.10	30.06.09	Amount	(%)	31.12.09

Assets
Cash on hand and deposits at central banks	61,056	46,334	14,722	31.8	34,889

Trading portfolio	162,540	140,148	22,392	16.0	135,054
Debt securities	65,521	47,738	17,783	37.3	49,921
Customer loans	1,061	3,205	(2,144)	(66.9)	10,076
Equities	6,707	6,940	(233)	(3.4)	9,248
Trading derivatives	85,357	77,767	7,589	9.8	59,856
Deposits from credit institutions	3,895	4,498	(603)	(13.4)	5,953

Other financial assets at fair value	34,029	34,179	(150)	(0.4)	37,814
Customer loans	12,201	9,186	3,015	32.8	8,329
Other (deposits at credit institutions, debt securities and equities)	21,827	24,993	(3,166)	(12.7)	29,485

Available-for-sale financial assets	85,908	72,004	13,904	19.3	86,621
Debt securities	78,360	64,383	13,977	21.7	79,289
Equities	7,547	7,621	(74)	(1.0)	7,331

Loans	787,512	763,628	23,884	3.1	736,746
Deposits at credit institutions	61,514	64,429	(2,915)	(4.5)	57,641
Customer loans	714,619	681,677	32,942	4.8	664,146
Debt securities	11,378	17,522	(6,144)	(35.1)	14,959

Investments	200	196	4	2.0	164

Intangible assets and property and equipment	12,837	11,060	1,777	16.1	11,774

Goodwill	25,345	23,192	2,153	9.3	22,865

Other	50,597	57,718	(7,120)	(12.3)	44,602

Total assets	1,220,024	1,148,460	71,565	6.2	1,110,529

Liabilities and shareholders’ equity
Trading portfolio	139,091	143,067	(3,976)	(2.8)	115,516
Customer deposits	4,081	5,742	(1,661)	(28.9)	4,658
Marketable debt securities	512	2,713	(2,201)	(81.1)	586
Trading derivatives	82,940	77,697	5,243	6.7	58,713
Other	51,557	56,916	(5,358)	(9.4)	51,559

Other financial liabilities at fair value	37,922	35,400	2,522	7.1	42,371
Customer deposits	23,691	8,771	14,920	170.1	14,636
Marketable debt securities	6,767	2,909	3,858	132.6	4,887
Due to central banks and credit institutions	7,464	23,720	(16,256)	(68.5)	22,848

Financial liabilities at amortized cost	911,636	831,921	79,715	9.6	823,403
Due to central banks and credit institutions	80,124	86,924	(6,800)	(7.8)	73,126
Customer deposits	567,527	469,261	98,266	20.9	487,681
Marketable debt securities	205,144	215,833	(10,689)	(5.0)	206,490
Subordinated debt	35,497	41,687	(6,190)	(14.8)	36,805
Other financial liabilities	23,343	18,216	5,127	28.1	19,300

Insurance liabilities	10,002	20,427	(10,425)	(51.0)	16,916

Provisions	16,942	18,224	(1,282)	(7.0)	17,533

Other liability accounts	26,014	32,576	(6,562)	(20.1)	20,919

Total liabilities	1,141,606	1,081,614	59,992	5.5	1,036,659

Shareholders’ equity	73,034	68,596	4,438	6.5	71,832
Capital stock	4,114	4,078	37	0.9	4,114
Reserves	65,587	61,102	4,485	7.3	61,071
Attributable profit to the Group	4,445	4,519	(74)	(1.6)	8,943
Less: dividends	(1,113)	(1,103)	(10)	0.9	(2,297)

Equity adjustments by valuation	(749)	(4,433)	3,684	(83.1)	(3,165)

Minority interests	6,133	2,683	3,450	128.6	5,204

Total equity	78,418	66,845	11,573	17.3	73,871

Total liabilities and equity	1,220,024	1,148,460	71,565	6.2	1,110,529

January — June 2010          Financial Report

14	Consolidated financial report
Grupo Santander. Balance sheet
Activity reflected the current market context of low growth and less leverage:
•	Lower demand for loans: +5% year-on-year. Improved quarter thanks to Europe and Latin America.

•	Strong focus on attracting funds, with preference for deposits: +25% year-on-year.

•	Special campaign for deposits in Spain: EUR 32,000 million captured and 109,000 new customers.
Core capital (8.6%) of very high quality.
Further rise in shareholders’ equity per share in the second quarter, to EUR 8.40 (+EUR 0.12).
Total managed funds at the end of June amounted to EUR 1,365,893 million, of which EUR 1,220,024 million (89%) were on-balance sheet and the rest off-balance sheet mutual and pension funds and managed portfolios.
In order to correctly interpret this information, it is necessary to take into account the exchange rate impact from the appreciation of all currencies against the euro over the last 12 months (with end of period rates): 24% for the Brazilian real, 18% for the Mexican peso, 15% for the dollar, 12% for the Chilean peso and 4% for sterling. The impact on the growth in customer balances was 5 p.p. positive in loans and 6 p.p. in customer funds.
Lending
The Group’s net lending amounted to EUR 727,882 million, 5% higher than June 2009 and hardly changing after deducting the exchange rate impact.
Lending to the public sector increased 23% year-on-year and loans to other resident sectors dropped 2%. Secured loans increased 5%, while the commercial portfolio dropped 4%, affected by reduced maturities and the adjustment made to stocks and working capital. Other loans declined 11%. Loans to the non-resident sector rose 8%, with a notable exchange rate impact.
Customer loans

			Variation
Million euros	30.06.10	30.06.09	Amount	(%)	31.12.09

Public sector	11,863	9,665	2,198	22.7	9,803
Other residents	224,195	228,776	(4,581)	(2.0)	222,355
Commercial bills	10,193	10,622	(429)	(4.0)	11,134
Secured loans	129,348	123,471	5,877	4.8	125,397
Other loans	84,654	94,684	(10,029)	(10.6)	85,824
Non-resident sector	510,688	470,816	39,872	8.5	468,267
Secured loans	319,425	285,771	33,654	11.8	286,381
Other loans	191,263	185,045	6,218	3.4	181,886

Gross customer loans	746,746	709,257	37,489	5.3	700,424

Loan-loss allowances	18,864	15,189	3,675	24.2	17,873

Net customer loans	727,882	694,068	33,814	4.9	682,551

Pro memoria: Doubtful loans	26,745	21,504	5,241	24.4	24,027
Public sector	42	14	28	201.9	18
Other residents	10,833	8,407	2,426	28.9	9,898
Non-resident sector	15,871	13,083	2,788	21.3	14,111
     Financial Report          January — June 2010

Consolidated financial report	15
Continental Europe’s balance of total lending declined less than 1%. In Spain, the combined lending of the Santander Branch Network and Banesto dropped 3%, following the pattern in the resident sector.
Santander Consumer Finance’s balance increased 5% from June 2009, while Portugal’s increased 3% (+6% to SMEs and +3% to individual customers, while loans to companies only rose 1%, as a result of lower wholesale balances).
In the United Kingdom, lending amounted to EUR 240,573 million (+1% in sterling). In local criteria, residential mortgages grew 6% and loans to SMEs 20%, while personal loans, with a small relative share in total lending, dropped 22%, in line with previous quarters.
Lending in Latin America remained unchanged, excluding the exchange rate impact. Brazil’s rose 3%, Mexico’s dropped 5%, due to the adjustment in cards for market reasons as well as rigorous admission criteria. Lastly, Chile’s increased 8%, despite the impact of the earthquake.
Sovereign’s loans amounted to EUR 39,849 million (-8% in dollars), due to the weak environment and the reduction in the balances of non-strategic segments. The second quarter, however, showed some recovery in the most strategic mortgage segments (residential and multifamily).
These year-on-year variations are affected by the scant growth of the last quarters of 2009. However, the second quarter of 2010 growth over the first quarter was 2% excluding the exchange rate impact, showing a strong recovery in Latin American countries, especially in Brazil, whose annualised rate reached 20% and Mexico (+21%) and Chile (+17%).
These chages are reflected in the lesser share of lending in Europe and the increase in Latin America. At the end of June, Continental Europe accounted for 45% of the Group’s total lending (33% Spain), the UK 33%, Latin America 16% (9% Brazil) and Sovereign 6%. The respective figures a year earlier were 48% for Continental Europe, 33% for the UK, 14% for Latin America and 5% for Sovereign.
Customer funds under management
Total managed funds at the end of June amounted to EUR 993,774 million, 12% more than a year earlier (+6% excluding the exchange rate impact).
Of note, after deducting this effect for a better analysis, was the 18% rise in deposits without repos (demand deposits: +10%; time: +31%), reflecting the focus on capturing balances by all the Group’s units. Marketable securities dropped 7%, repos 5% and subordinated debt 19% (affected by the exchange processes). Mutual and pension funds increased 7%, because of the recovery of markets and entries in some Latin American markets, which reversed the downward trend of previous quarters.
Continental Europe increased its deposits excluding repos 45% year-on-year.
In Spain, which accounts for three out of every four of Continental Europe’s deposits, they increased 43% in the last twelve months, due to the strategy of growth and customers’ preference for this type of product instead of mutual funds. As a result, the combined performance of mutual and pension funds was 4% lower.
Santander Consumer Finance’s deposits excluding repos increased 38%, while in Portugal deposits excluding repos rose 17%. The combined growth of mutual and pension funds was 4%.
In the UK, customer deposits excluding repos increased 9% in sterling, while mutual funds rose 40%.
In Latin America, savings remained virtually unchanged excluding the exchange-rate. Savings were 1% lower in Brazil, Chile rose 2% and Mexico 11%. The performance was similar: double digit growth in demand deposits, mutual funds also performing notably and decline in time deposits, which anticipates the next interest rate movements in markets.
January — June 2010          Financial Report

16	Consolidated financial report
Customer funds under management

			Variation
Million euros	30.06.10	30.06.09	Amount	(%)	31.12.09

Public sector	10,988	14,089	(3,101)	(22.0)	13,293
Other residents	158,277	118,401	39,876	33.7	126,189
Demand deposits	67,025	55,873	11,152	20.0	61,000
Time deposits	77,141	44,748	32,393	72.4	49,177
REPOs	14,111	17,781	(3,669)	(20.6)	16,012
Non-resident sector	426,034	351,284	74,751	21.3	367,495
Demand deposits	216,787	188,329	28,458	15.1	195,823
Time deposits	173,737	137,586	36,151	26.3	148,485
REPOs	27,734	17,201	10,533	61.2	18,403
Public Sector	7,776	8,167	(391)	(4.8)	4,784

Customer deposits	595,300	483,774	111,526	23.1	506,976

Debt securities	212,424	221,454	(9,031)	(4.1)	211,963
Subordinated debt	35,497	41,687	(6,190)	(14.8)	36,805

On-balance-sheet customer funds	843,220	746,916	96,305	12.9	755,744

Mutual funds	113,668	94,630	19,038	20.1	105,216
Pension funds	10,662	10,706	(44)	(0.4)	11,310
Managed portfolios	21,539	17,950	3,589	20.0	18,364
Savings-insurance policies	4,685	14,223	(9,539)	(67.1)	9,422

Other customer funds under management	150,554	137,509	13,044	9.5	144,313

Customer funds under management	993,774	884,425	109,349	12.4	900,057

Sovereign’s managed customer funds amounted to EUR 50,706 million, 9% lower in dollars due to the bank’s policy of reducing high cost balances. Low cost retail deposits increased 6% and more expensive funds declined 45%.
Continental Europe accounted for 39% of managed customer funds at the end of June (31% Spain), the UK 31%, Latin America 24% (Brazil 14%) and Sovereign 6%. The respective figures a year earlier were 40% for Continental Europe, 31% for the United Kingdom, 23% for Latin America and 6% Sovereign.
Deposits excluding repos were 6% higher at the end of June than in March and mutual funds 2%, both without the exchange rate impact.
The strong growth in deposits underscores the capturing strategy of previous quarters, and which was stepped up in the last few months with the launching of new products, particularly in Spain. These campaigns involved products that, because of their conditions of access, linkage and profitability, aim to gain market share by attracting prime customers.
The volume of deposits captured was EUR 32,000 million, giving us a gain in market share of 2 p.p. over commercial and savings banks in Spain, (20% increase in relative terms) and 109,000 new customers.
The Group also considers it of strategic value to maintain an active policy of issues in fixed income international markets.
The Group issued in the first half of 2010 EUR 11,865 million, EUR 5,790 million and EUR 58 million of senior debt, covered bonds and subordinated debt, respectively, which were integrated into funds with a higher average maturity than that of the stock of senior debt and covered bonds at the end of 2009.
This issuing activity shows the capacity of the Group via its parent bank and its main subsidiaries to access the different institutional markets in the countries where it operates: Spain, with Banco Santander and Banesto, Portugal, the UK, Chile, Brazil and Mexico.
As regards securitisations, our subsidiary in the UK issued EUR 775 million and £1,119 million in international markets, contributing to the reopening of this market to institutional investment. Santander Consumer USA issued $750 million.
Issues of senior debt, covered bonds and subordinated debt that matured in the first half had countervalues of EUR 12,522 million, EUR 1,550 million and EUR 913 million, respectively.
Mutual funds

Million euros	30.06.10	30.06.09	Var (%)

Spain	38,395	40,619	(5.5)
Portugal	3,524	3,271	7.7
United Kingdom	13,203	9,060	45.7
Latin America	58,546	41,681	40.5

Total	113,668	94,630	20.1

Pension funds

Million euros	30.06.10	30.06.09	Var (%)

Spain	9,425	9,412	0.1
Portugal	1,237	1,294	(4.4)

Total	10,662	10,706	(0.4)

     Financial Report          January — June 2010

Consolidated financial report	17
Total equity and capital with the nature of financial liabilities

			Variation
Million euros	30.06.10	30.06.09	Amount	(%)	31.12.09

Capital stock	4,114	4,078	37	0.9	4,114
Additional paid-in surplus	29,305	29,309	(4)	(0.0)	29,305
Reserves	36,438	32,113	4,325	13.5	31,796
Treasury stock	(156)	(320)	164	(51.2)	(30)

Shareholders’ equity (before profit and dividends)	69,702	65,180	4,522	6.9	65,186

Attributable profit	4,445	4,519	(74)	(1.6)	8,943
Interim dividend distributed	—	—	—	—	(1,285)
Interim dividend not distributed	(1,113)	(1,103)	(10)	0.9	(2,837)

Shareholders’ equity (after retained profit)	73,034	68,596	4,438	6.5	70,006

Valuation adjustments	(749)	(4,433)	3,684	(83.1)	(3,165)
Minority interests	6,133	2,683	3,450	128.6	5,204

Total equity (after retained profit)	78,418	66,845	11,573	17.3	72,045

Preferred shares and securities in subordinated debt	8,903	10,054	(1,152)	(11.5)	7,745

Total equity and capital with the nature of financial liabilities	87,321	76,900	10,421	13.6	79,791

In this regard, it is necessary to point out that the Group successfully completed in the first quarter an offer for a series of subordinated debt issues. This meant the acceptance and subsequent cancellation of issues for the following nominal amounts: EUR 181 million, £1,309 million and US$ 1,632 million.
This capturing of stable funds, via deposits and issues, combined with the reduced growth in lending, enabled the commercial gap of credits over deposits to be lowered in the last 12 months by 21 p.p. at Group level. The ratio of deposits plus medium and long-term financing over loans increased to 111% at the end of June (107% a year earlier), underscoring the appropriate structure of financing the Group’s lending.
Goodwill
Total goodwill was EUR 25,345 million at the end of June, EUR 2,153 million higher than a year earlier because of the impact of exchange rates.
Shareholders’ equity and solvency ratios
Total shareholders’ equity was 6% higher at EUR 73,034 million (+EUR 4,438 million y-o-y), mainly due to the increase in reserves.
Including valuation adjustments, minority interests and preference shares, total net equity and capital with the nature of financial liabilities amounted to EUR 87,321 million, EUR 10,421 million more than in June 2009 (+14%). Minority interests accounted for EUR 3,450 million of this increase after the placement of the shares of Banco Santander Brazil, and valuation adjustments were EUR 3,684 million higher year-on-year because of the favourable impact of the appreciation of currencies against the euro.
As regards capital ratios, Grupo Santander’s eligible shareholders’ equity, in accordance with the criteria of the Bank for International Settlements (BIS II), amounted to EUR 81,062 million (EUR 32,941 million surplus and 68% above the minimum requirement). The BIS ratio was 13.5%, Tier I 10.1% and core capital 8.6% (+110 b.p. in the last 12 months). This improvement was due to the free generation of capital, favoured by the script dividend, and the positive impact on equity from the placement of Banco Santander Brazil shares.
This level of core capital is in quality terms very high and compares very well with that of our peers. This is due to the basically retail nature of Grupo Santander’s business and its strong diversification by countries and products. Furthermore, it should be borne in mind that this ratio includes the generally negative impact of valuation adjustments of portfolios available for sale and excludes the Group’s large generic loan-loss provisions, which are a positive contribution.
Computable capital and BIS II ratio

			Variation
Million euros	30.06.10	30.06.09	Amount		(%)	31.12.09

Core capital	51,761	41,983	9,778		23.3	48,366
Basic capital	60,522	52,563	7,959		15.1	56,615
Supplementary capital	22,233	27,038	(4,805)		(17.8)	24,309
Deductions	(1,693)	(2,436)	743		(30.5)	(1,221)

Computable capital	81,062	77,165	3,897		5.1	79,704

Risk-weighted assets	601,518	559,421	42,097		7.5	561,684

BIS II ratio	13.5	13.8	(0.3 p.	)		14.2
Tier I (before deductions)	10.1	9.4	0.7 p.			10.1
Core capital	8.6	7.5	1.1 p.			8.6

Shareholders’ equity surplus (BIS II ratio)	32,941	32,411	529		1.6	34,769

January — June 2010          Financial Report

18	Consolidated financial report
Lastly, of note is the high and sustained capacity to generate retained profits, after deducting dividends in accordance with the Group’s pay-out policy. At the end of June, shareholders’ equity per share was EUR 8.40 (EUR 0.36 better) and added to the rise in the last four years. Similar evolution of the net asset value (NAV) per share, defined as equity less valuation adjustments, goodwill and other intangible assets.
In short, we maintain very solid solvency ratios appropriate to our risk profile, as shown by the stress tests conducted by the Committee of European Banking Supervisors and the Bank of Spain.
Recorded revenues and expenses statement

Million euros	H1‘10	H1‘09

Net consolidated profit	4,903	4,731

Other recroded revenues/expenses	3,052	4,018

Available-for-sale financial assets	(1,315)	614
Cash flow hedges	(343)	(206)
Hedges of net investments in businesses abroad	(3,225)	(1,219)
Exchange rates differences	7,230	4,569
Other revenues/expenses	69	109
Recorded in minority interests	636	152

Total recorded revenues/expenses	7,956	8,749

Attributable to the Parent Bank	6,861	8,386
Attributable to the minority interests	1,094	364
Rating agencies
The latest reviews by rating agencies are as follows.
In June, Fitch affirmed Banco Santander’s ‘AA’ ratings and removed the Rating Watch Negative. A stable outlook was assigned. These changes were due to the good management of the integration of the recent acquisitions in Brazil, the UK, Europe and the US, which will provide revenues and cost synergies. Another factor was a core capital of 7.3% at the end of the first quarter of 2009.
This agency also pointed out the Group’s good position in the current complex environment given the diversification of its businesses, its capacity to generate recurring commercial revenues and the policy of strict control of costs.
Moody’s, as part of its look at all countries in mid 2009, put our long-term rating at Aa2, with negative outlook and financial strength at B-. The reasons for this were the exposure to the Spanish, British and American markets, although in the case of the latter two it said they would provide profits in the long term. Moody’s indicated that Santander is one of the global banks with the best rating.

	Long	Short	Financial
	term	term	strength
Standard & Poor’s	AA	A1 +
Fitch Ratings	AA	F1 +	A/B
Moody’s	Aa2	P1	B-
DBRS	AA	R1(high)
DBRS confirmed in February 2010 the ‘AA’ rating, based on the strength of the franchise and the capacity to generate recurring results, enabling Santander to face the fragile economic situation and the still unstable global financial markets.
Lastly, Standard & Poor’s affirmed in July 2010 the ‘AA’ rating, valuing the strength of the Bank’s business, the high degree of geographic diversification, the soundness of business shares in core markets, the success and good execution of the strategy, the strong resistance of net operating income and the Group’s solid capitalisation. The continued negative outlook reflects the difficult macroeconomic situation in Spain and globally.
     Financial Report          January — June 2010

19

The 2010 EU wide stress test exercise
•	Santander, the most resistant bank in an adverse scenario:
•	the first in profits

•	the most profitable among large banks

•	and still generates capital after distributing EUR 4,400 million of dividends.
•	The Spanish financial system is also solid, particularly its high coverage of non-performing loans, granularity and severity of its analysis.

•	These tests constitute the largest exercise of transparency conducted by European banks.
Grupo Santander

	Stressed	Adverse
	benchmark	stressed
Million euros	scenario	scenario
Net operating income 2010 - 2011	49,196	43,599
On-balance sheet provisions December 2009	20,779	20,779

Total	69,975	64,378

Gross impairment 2010 - 2011	(40,856)	(50,288)
Taxes	(6,701)	(3,114)

Net surplus after STRESS TEST	22,419	10,976

Dividends, unused generic provisions, other	(14,555)	(8,730)

Change in Tier I capital	7,864	2,246

Risk-weighted assets	579,621	585,346
Tier I	11.0%	10.0%
Source: Detail provided by the Bank of Spain
In order to boost confidence in European banks and enhance transparency and homogeneity in the financial information supplied to the market, the Committee of European Banking Supervisors (CEBS) published the results of stress tests carried out during the first half of 2010 on 91 banking groups accounting for at least 50% of the domestic banking systems of 20 European countries.
The tests were conducted in coordination with the European Central Bank and the European Commission, as suppliers of the scenarios, and countries’ banking authorities, responsible for the analysis. The stress tests examine the level of capital banks would have in 2011 compared to the end of 2009 (the starting point) under two scenarios: one stressed benchmark and the other adverse stressed including the impact of sovereign debt shocks.
Each scenario was created on the basis of macroeconomic suppositions: GDP growth, interest rates, exchange rates and the evolution of property prices among others. The suppositions applied in the adverse scenario were tougher than those used in US stress tests in 2009.
The results show that European banks are solvent as only seven banks representing 0.6% of the total assets of the analysed financial system would not have a Tier 1 ratio of 6%, as reference, in the adverse stressed scenario.
Spain’s stress tests
The Bank of Spain’s analysis was recognised as the most rigorous among the exercises conducted by all of the national authorities, for the following reasons:
•	Its wider coverage as tests were conducted on banks accounting for more than 95% of the financial system’s assets.

•	The greater level of transparency as Spain was the only country that provided details on loans, the state aid received by each bank and the total risk of each bank with the public sector.

•
The scenario constructed was more severe as it included GDP shrinkage projections that were more negative (-2.6% cumulative for 2010-2011), a high unemployment rate (21%) and nominal falls in the price of finished homes of 28%, of 50% in those being built and a 61% decline in land prices.

The results underscored the solvency of the Spanish system as all the commercial banks analysed and 16 of the 21 savings banks surpassed a Tier 1 of 6% in the adverse scenario. Only five savings banks representing 8% of the risk-weighted assets analysed were below the reference Tier 1 level in this scenario. Excluding one savings bank which is being absorbed, the other four, in the process of being restructured, only need EUR 1,835 million to reach this level.
The stress tests at Grupo Santander
The tests confirmed the strength and validity of its business model. In the most adverse scenario, the Group is still able to produce profits, distribute dividends and continue to generate capital, while maintaining intact its Tier 1 at 10.0% (surplus of EUR 23,131 million), well above the 6% reference.
According to the Bank of Spain, Grupo Santander would generate net operating income of EUR 43,599 million in 2010 and 2011, which combined with the EUR 20,779 million of existing loan-loss provisions and foreclosed assets provisions at the end of 2009 would give it EUR 64,378 million to face the worst scenario.
Deducting the estimated gross impairment for these two years, the Group would have an after tax surplus of EUR 10,976 million which would enable it to distribute EUR 4,400 million in dividends, rebuild EUR 1,811 million in generic provisions and generate sufficient capital to absorb the estimated increase in risk-weighted assets and keep its Tier 1 at 10.0%, the same level as at the end of 2009.
These results compare well with those of our peers. According to the homogeneous information supplied by the CEBS, Santander is the European bank which would obtain the highest pre-tax profit, having the best return on risk-weighted assets and on Tier I capital among the 25 largest banks analysed.
January — June 2010          Financial Report

20	Risk management
Credit risk management*

			Variation
Million euros	30.06.10	30.06.09	Amount		(%)	31.12.09

Non-performing loans	27,325	21,752	5,573		25.6	24,554
NPL ratio (%)	3.37	2.82	0.55	p.		3.24
Loan-loss allowances	19,911	15,727	4,184		26.6	18,497
Specific	13,232	9,564	3,668		38.4	11,770
Generic	6,679	6,163	516		8.4	6,727
NPL coverage (%)	73	72	1	p.		75
Credit cost (%) **	1.60	1.45	0.15	p.		1.57

Ordinary non-performing and doubtful loans ***	16,256	15,032	1,224		8.1	17,641
NPL ratio (%) ***	2.03	1.96	0.07	p.		2.35
NPL coverage (%) ***	122	105	18	p.		105

*	Excluding country-risk

**	Net specific allowance / computable assets

***	Excluding mortgage guarantees
Note: NPL ratio: Non-performing loans / computable assets
Risk management
Credit risk management
The weak global economy caused non-performing loans (NPL) ratios to rise on a year-on-year basis because of the increase in the Group’s bad and doubtful loans and the slower pace of growth in lending.
Taking just the second quarter, the pace of growth in non-performing loans decelerated and was due to Spain and Portugal, as the UK, Latin America and Sovereign improved their NPL ratios and kept their coverage levels.
As a result, Grupo Santander’s NPL ratio stood at 3.37% at the end of June, 55 b.p. more than a year earlier and only 3 b.p. more than March 2010, while coverage remained stable at 73%. Both ratios compare well with those of our international peers.
The Group’s total net specific provisions for loan losses, after deducting write-offs recovered, amounted to EUR 5,738 million in the first half of 2010, 1.60% of average (last twelve months) credit risk, compared to EUR 5,330 million (1.45%) in the first half of 2009. This higher cost of credit was offset by an increase in the spreads on loans, reflected in the growth in net interest income, and by the recovery in some units of generic provisions. Net provisions represented 1.41% of credit risk, much lower than net operating income generated for the Group as a percentage of credit risk (3.46%).
The Group’s NPL ratio in Spain, according to the latest figures, was well below that of the banking sector as a whole and thanks to its better relative performance in the last few years, the differential widened. The ratio was 3.71% at the end of June, 12 b.p. higher than March 2010 (+99 b.p. since June 2009) and coverage 64%.
In the UK, the NPL ratio was 1.84%, 30 b.p. more than June 2009 but 3 b.p. better than March 2010. Coverage remained unchanged at 41% (+1 p.p. in the quarter).
Of note in standardised risks and because of their importance in the Group’s total lending are residential mortgages in Spain and the UK, which account for 34% of the Group’s global amount (mainly first residence).
     Financial Report          January — June 2010

Risk management	21
Non-performing loans by quarter

Million euros	1T‘09	2T‘09	3T‘09	4T‘09	1T‘10	2T‘10

Balance at beginning of period	14,191	18,968	21,752	22,666	24,554	25,512
Net additions	5,290	4,877	4,170	3,897	3,423	3,389
Increase in scope of consolidation	1,033	—	—	—	—	—
Exchange differences	211	370	(302)	610	420	1,307
Write-offs	(1,758)	(2,463)	(2,954)	(2,620)	(2,885)	(2,884)

Balance at period-end	18,968	21,752	22,666	24,554	25,512	27,325

Residential mortgages account for 25% of the total credit risk in Spain, with an average LTV of 56% and an affordability rate of 33%. Their NPL ratio is 2.7%, which compares well with the rest of Spain’s banks.
In addition, the Group’s exposure to the property and construction sectors in Spain compares very well with the figures published by the Bank of Spain in its Financial Stability Report at December. The potentially problematic exposure of Santander and Banesto (doubtful and substandard loans plus the total of acquired and foreclosed assets and write offs) in these two sectors amounted to EUR 15,500 million at the end of June.
The specific provisions for this portfolio provide coverage of 29%. Including the generic provisions in Spain, coverage in the face of a potential deterioration is 41%. Including the net operating income generated in the last year, coverage would be 80%. These figures are well above the sector’s average given the greater relative impact both of the generic funds available as well as the net operating income of Santander and Banesto in Spain.
In the UK, residential mortgages are focused on the first residence. In Loan to Value terms, the credit risk quality is high (average of 51%) and the NPL ratio is 1.54%.
Santander Consumer Finance NPL was 5.23% and coverage increased for the sixth quarter running (from 86% at the end of 2008 to 111%).
January — June 2010          Financial Report

22	Risk management
Portugal’s NPL ratio increased in the quarter as well as in the last 12 months (+27 b.p.) to 2.40%, while coverage was 65%.
Brazil’s NPL ratio was 5.01%, higher than in June 2009 but 3 b.p. lower than in March 2010. Coverage remained at around 100%, better than a year earlier. Similar comments can be made for Latin America excluding Brazil (NPL ratio of 3.02% and coverage of 121%).
Sovereign’s NPL ratio was 5.11% and coverage 67%, improving expectations for this entity.
Trading portfolios*. VaR by region
Second quarter

	2010		2009
Million euros	Average	Latest	Average
Total	31.5	32.7	31.6

Europe	12.8	14.2	16.0
USA and Asia	1.4	2.8	3.1
Latin America	19.9	13.4	20.8
Global Activities	20.4	17.8	—

(*).-	Trading activity
Management of market risk
The risk of trading activity, measured in VaR terms, averaged around EUR 31.5 million. It fluctuated between EUR 25.5 and EUR 37.5 million. The maximum for the second quarter was reached on April 27, as a result of the increased volatility in sovereign spreads because of the intensified debt crisis in Europe. It then declined due to the reduction of fixed income positions in Brazil. In the middle of May the VaR rose again because of the reduction of the diversification impact and greater exposure to interest rate and exchange rate risk in Brazil.
Trading portfolios*. VaR by market factor
Second quarter

Million euros	Min	Avg	Max	Latest
VaR total	25.5	31.5	37.5	32.7

Diversification effect	(15.7)	(34.1)	(45.4)	(30.5)
Interest rate VaR	14.8	18.7	25.4	18.0
Equity VaR	5.4	8.7	14.4	14.3
FX VaR	4.9	11.9	20.8	8.4
Credit spreads VaR	20.6	24.8	27.1	20.6
Commodities VaR	1.0	1.5	2.1	1.9

(*).-	Trading activity
     Financial Report          January — June 2010

The Santander share	23
Shareholder remuneration
In line with its shareholder remuneration policy, Santander paid on May 1 its third fourth interim dividend of EUR 0.221826 per share charged to 2009’s earnings. This brought the total dividend for 2009 to EUR 0.60 per share.
Following the wide acceptance in 2009 of the Santander Dividendo Elección (scrip dividend programme), the Shareholders’ Meeting in June 2010 approved this option again for November when an amount equivalent to the second interim dividend will be paid in cash or in new shares. Furthermore, depending on market conditions and acceptance by shareholders, this option may also be offered for the third interim dividend to be paid in February 2011.
The Board approved payment of the first interim dividend of EUR 0.135234 charged to 2010’s earnings as of August 1, the same amount as paid for the first interim dividend in 2009.
Share price performance
Stock markets were very volatile during the first half of 2010. Doubts about the consolidation of the US economic recovery, the situation of debt in peripheral European countries and the possible impact of fiscal measures on economic growth determined the performance of stock markets, which at the beginning of June hit a low for the year, and the euro whose level against the dollar reached that of five years ago.
The Santander share ended June at EUR 8.740, down 11.2% in the quarter because of volatility and the perception of macroeconomic risk in both Spain and the euro zone. This performance in the second quarter was clearly better than that of euro zone indices (Ibex-35: -14.8% and Eurostoxx Banks: -19.0%) and very similar to other indices (DJ Stoxx 50: -10.3% and DJ Stoxx Banks:-12.9%), less affected by the perception of this risk. The Santander shares rose 2.1% in the year to June.
On July 27, the closing date of this report, the Santander share was at EUR 10.420, up 19.2% in the month.
Market capitalisation
At June 30, Santander was the largest bank in the euro zone by market capitalisation and the ninth in the world among banks (EUR 71,920 million). The share’s weighting in the DJ Stoxx 50 index was 3.0%, 10.0% in the DJ Stoxx Banks and 22.4% in the Ibex-35.
Trading
A total of 15,565 million shares were traded during the first half for an effective value of EUR 150,540 million, the largest figure among the DJ Stoxx 50. The liquidity ratio was 189%. The average daily turnover was 123.5 million shares for an effective value of EUR 1,195 million.
Shareholders
There were 3,164,143 shareholders at June 30, of which 2,900,294 were European (85.10% of the capital) and 248,944 from the Americas (14.46%).
Excluding the Board which holds 3.51% of the Bank’s capital, individual shareholders own 35.84% of the capital and institutional ones 60.65%.
The Santander share. June 2010

Shareholders and trading data

Shareholders (number)	3,164,143
Shares outstanding (number)	8,228,826,135
Average daily turnover (no. of shares)	123,533,382
Share liquidity (%)	189
(Number of shares traded during the year / number of shares)

Remuneration per share	euros	%(1)

First interim dividend 2009 (01.08.09)	0.135234	7.3
Santander Dividendo Elección (04.11.09)	0.120000	(4.8)
Third interim dividend 2009 (01.02.10)	0.122940	0.0
Fourth interim dividend 2009 (01.05.10)	0.221826	(13.8)
First interim dividend 2010 (01.08.10)	0.135234	0.0

Price movements during the year

Beginning (30.12.09)	11.550
Highest	12.135
Lowest	7.215
Last (30.06.10)	8.740
Market capitalisation (millions) (30.06.10)	71,920

Stock market indicators

Price / Book value (2) (X)	1.04
P/E ratio (X)	8.52
Yield (3) (%)	6.17

(1)	Variation o/ equivalent previous year

(2)	Including the number of shares needed to compulsorily convert the “Valores Santander”.

(3)	Last three dividends paid + one announced / H1‘10 average share price
Capital stock ownership

June 2010	Shares	%

The Board of Directors	288,520,946	3.51
Institutional investors	4,990,923,271	60.65
Individuals	2,949,381,918	35.84

Total	8,228,826,135	100.00

January — June 2010          Financial Report

24	Information by segments
Description of the segments
Grupo Santander maintained in 2010 the general criteria used in 2009, with the following exceptions:
•	The Global Customer Relation Model was reviewed. This does not mean any changes in the principal (geographic) segments, but it does affect the figures for Retail Banking and Global Wholesale Banking.

•	Exit of Open Bank from the Santander Consumer Finance division, as it is being managed differently outside this sphere.
None of these changes was significant for the Group and do not alter its figures. The figures for 2009 were restated and include the changes in the affected areas.
With the sale of Banco de Venezuela, effective in July 2009, this bank’s results for 2009 were eliminated from the various lines of the income statement and recorded in discontinued operations.
The financial statements of each business area have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.
In accordance with the IFRS, the business areas are structured into two levels:
Principal level (or geographic). The activity of the Group’s operating units is segmented by geographical areas. This coincides with the Group’s first level of management and reflects our positioning in the world’s three main currency areas (euro, dollar and sterling). The segments reported on are:
•
Continental Europe. This covers all retail banking business (including Banif, the specialised private bank), wholesale banking and asset management and insurance conducted in Europe with the exception of the United Kingdom. Given the importance of some of these units, the financial information of the Santander Branch Network, Banesto, Santander Consumer Finance (including Santander Consumer USA) and Portugal is also set out.

•	United Kingdom. This includes retail and wholesale banking, asset management and insurance conducted by the various units and branches of the Group in the country.

•
Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units of Santander Private Banking, as an independent and globally managed unit, and New York’s business. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also provided.

In addition, Sovereign’s figures are recorded on their own. This bank began to be consolidated by global integration in February 2009, after its acquisition had gone ahead.
Secondary level (or business). This segments the activity of the operating units by the type of business. The reported segments are:
•
Retail Banking. This covers all customer banking businesses (except those of Corporate Banking, managed through the Global Customer Relationship Model). Because of their relative importance details are provided by the main geographic areas (Continental Europe, United Kingdom and Latin America) and Sovereign, as well as by the main countries. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•
Global Wholesale Banking (GBM). This business reflects the revenues from Global Corporate Banking, Investment Banking and Markets worldwide including all treasuries managed globally, both trading and distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•
Asset Management and Insurance. This includes the contribution of the various units to the Group in the design and management of mutual and pension funds and insurance. The Group uses, and remunerates through agreements, the retail networks which place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).

As well as these operating units, which cover everything by geographic area and by businesses (their totals are the same), the Group continues to maintain the area of Corporate Activities. This area incorporates the centralised activities relating to equity stakes in industrial and financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services except for corporate and institutional expenses related to the Group’s functioning.
     Financial Report          January — June 2010

Information by principal segments	25
Income statement

	Net operating income				Attributable profit to the Group
Million euros	H1‘10	H1‘09	Amount	%	H1‘10	H1‘09	Amount	%

Continental Europe	5,265	5,373	(109)	(2.0)	2,553	2,706	(152)	(5.6)

o/w: Santander Branch Network	1,559	1,715	(156)	(9.1)	912	1,066	(154)	(14.4)
Banesto	746	778	(32)	(4.1)	385	416	(31)	(7.4)
Santander Consumer Finance	1,611	1,497	115	7.7	396	303	93	30.5
Portugal	380	379	0	0.1	260	285	(25)	(8.9)

United Kingdom	1,817	1,603	214	13.4	1,006	885	122	13.7

Latin America	6,179	5,259	920	17.5	2,160	1,806	354	19.6

o/w: Brazil	4,298	3,281	1,017	31.0	1,294	961	333	34.7
Mexico	757	850	(92)	(10.8)	291	230	61	26.4
Chile	647	613	34	5.5	301	257	44	17.0

Sovereign	580	223	357	159.8	172	(26)	198	—

Operating areas	13,841	12,458	1,383	11.1	5,891	5,370	521	9.7

Corporate Activities	(1,778)	(1,144)	(634)	55.4	(1,446)	(851)	(595)	69.9

Total Group	12,063	11,314	749	6.6	4,445	4,519	(74)	(1.6)

Ratios

	Efficiency ratio(1)		ROE		NPL ratio*		NPL coverage*
%	H1‘10	H1‘09	H1‘10	H1‘09	H1‘10	H1‘09	H1‘10	H1‘09

Continental Europe	36.3	35.3	18.60	20.12	3.85	3.10	73	75

o/w: Santander Branch Network *	39.8	37.8	25.31	27.71	4.78	3.50	53	57
Banesto	40.8	39.9	17.31	19.41	3.49	2.32	58	73
Santander Consumer Finance	26.5	27.0	10.39	9.26	5.23	5.14	111	90
Portugal	40.8	41.0	21.96	25.69	2.40	2.13	65	65

United Kingdom	38.7	41.0	29.33	30.37	1.84	1.54	41	45

Latin America	38.0	37.3	20.56	23.29	4.13	3.97	105	97

o/w: Brazil	37.0	37.9	20.97	25.71	5.01	4.75	98	92
Mexico	37.0	32.0	18.51	16.54	1.77	3.04	257	122
Chile	35.1	32.4	26.58	28.39	3.31	3.30	97	94

Sovereign	44.0	66.1	12.67	—	5.11	4.34	67	67

Operating areas	37.7	38.0	20.30	21.87	3.35	2.80	74	74

Total Group	42.2	41.6	12.91	14.15	3.37	2.82	73	72

(1).-	with amortisations.

(*).-
Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of June 2010 stood at 3.65% (2.59% in June 2009) and NPL coverage was 61% (69% in June 2009).

Operating means

	Employees		Branches
	H1‘10	H1‘09	H1‘10	H1‘09
Continental Europe	50,461	51,013	5,864	5,978

o/w: Santander Branch Network	18,765	19,231	2,930	2,935
Banesto	9,750	10,063	1,768	1,819
Santander Consumer Finance	9,974	9,518	312	354
Portugal	6,215	6,532	762	775

United Kingdom	22,843	23,347	1,328	1,329

Latin America*	86,734	92,137	5,757	6,050

o/w: Brazil	51,402	50,898	3,588	3,612
Mexico	12,405	12,843	1,092	1,081
Chile	11,725	11,912	499	502

Sovereign	8,386	9,594	722	751

Operating areas	168,424	176,091	13,671	14,108

Corporate Activities	1,840	1,690

Total Group	170,264	177,781	13,671	14,108

(*).-	In July 2009, sale of Banco de Venezuela (5,600 employees; 285 branches)
January — June 2010           Financial Report

26	Information by principal segments
Income statement and balance sheet by principal segments

	Operating business areas			Continental Europe
Million euros	H1‘10	H1‘09	Var (%)	H1‘10	H1‘09	Var (%)

Income statement
Net interest income	15,807	13,881	13.9	5,613	5,834	(3.8)

Net fees	4,821	4,526	6.5	1,906	1,995	(4.4)
Gains (losses) on financial transactions	1,419	1,432	(0.9)	537	284	88.8
Other operating income (1)	184	242	(23.8)	205	197	4.0

Gross income	22,232	20,080	10.7	8,262	8,311	(0.6)

Operating expenses	(8,391)	(7,622)	10.1	(2,997)	(2,938)	2.0
General administrative expenses	(7,527)	(6,909)	8.9	(2,690)	(2,659)	1.2
Personnel	(4,366)	(4,003)	9.1	(1,684)	(1,663)	1.3
Other general administrative expenses	(3,161)	(2,906)	8.8	(1,006)	(996)	1.0
Depreciation and amortisation	(864)	(713)	21.1	(307)	(279)	10.3

Net operating income	13,841	12,458	11.1	5,265	5,373	(2.0)

Net loan-loss provisions	(4,859)	(4,637)	4.8	(1,618)	(1,595)	1.4
Other income	(567)	(417)	36.0	(89)	(24)	280.1

Profit before taxes	8,415	7,404	13.7	3,557	3,755	(5.3)

Tax on profit	(2,062)	(1,880)	9.7	(945)	(969)	(2.5)

Profit from continuing operations	6,353	5,524	15.0	2,613	2,786	(6.2)

Net profit from discontinued operations	(3)	61	—	(3)	(27)	(90.4)

Consolidated profit	6,351	5,585	13.7	2,610	2,759	(5.4)

Minority interests	459	215	113.9	57	54	5.7

Attributable profit to the Group	5,891	5,370	9.7	2,553	2,706	(5.6)

Balance sheet
Customer loans (2)	726,706	693,092	4.8	329,680	330,430	(0.2)
Trading portfolio (w/o loans)	150,344	128,326	17.2	64,038	60,724	5.5
Available-for-sale financial assets	66,279	47,771	38.7	23,497	18,303	28.4
Due from credit institutions (2)	138,846	141,277	(1.7)	92,934	81,561	13.9
Intangible assets and property and equipment	11,491	9,821	17.0	5,045	4,600	9.7
Other assets	113,369	95,065	19.3	21,291	21,750	(2.1)

Total assets/liabilities & shareholders’ equity	1,207,035	1,115,351	8.2	536,485	517,367	3.7

Customer deposits (2)	585,608	482,553	21.4	238,123	177,118	34.4
Marketable debt securities (2)	137,164	128,189	7.0	47,033	51,721	(9.1)
Subordinated debt (2)	20,186	18,224	10.8	2,050	2,066	(0.7)
Insurance liabilities	10,002	20,427	(51.0)	5,428	15,377	(64.7)
Due to credit institutions (2)	200,686	209,032	(4.0)	102,798	112,406	(8.5)
Other liabilities	192,280	206,639	(6.9)	113,085	131,719	(14.1)
Shareholders’ equity (3)	61,110	50,287	21.5	27,967	26,960	3.7

Other customer funds under management	150,554	137,509	9.5	62,487	72,807	(14.2)

Mutual funds	113,668	94,630	20.1	41,919	43,890	(4.5)
Pension funds	10,662	10,706	(0.4)	10,662	10,706	(0.4)
Managed portfolios	21,539	17,950	20.0	5,442	4,326	25.8
Savings-insurance policies	4,685	14,223	(67.1)	4,465	13,886	(67.8)

Customer funds under management	893,512	766,475	16.6	349,694	303,712	15.1

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

(2).-	Including all on-balance sheet balances for this item

(3).-	Not including profit of the year
     Financial Report          January — June 2010

Information by principal segments	27
Income statement and balance sheet by principal segments

United Kingdom			Latin America
H1‘10	H1‘09	Var (%)	H1‘10	H1‘09	Var (%)	Million euros
						Income statement
2,209	1,912	15.5	7,116	5,624	26.5	Net interest income

472	479	(1.4)	2,235	1,874	19.3	Net fees
269	313	(14.1)	620	804	(22.9)	Gains (losses) on financial transactions
11	13	(14.1)	1	90	(98.3)	Other operating income (1)

2,961	2,718	9.0	9,972	8,392	18.8	Gross income

(1,145)	(1,115)	2.7	(3,793)	(3,134)	21.0	Operating expenses
(1,000)	(1,001)	(0.1)	(3,434)	(2,867)	19.8	General administrative expenses
(605)	(577)	4.9	(1,854)	(1,530)	21.1	Personnel
(395)	(424)	(6.9)	(1,581)	(1,336)	18.3	Other general administrative expenses
(145)	(114)	27.3	(359)	(267)	34.4	Depreciation and amortisation

1,817	1,603	13.4	6,179	5,259	17.5	Net operating income

(450)	(408)	10.2	(2,484)	(2,364)	5.1	Net loan-loss provisions
(3)	1	—	(452)	(393)	15.2	Other income

1,364	1,195	14.2	3,242	2,502	29.6	Profit before taxes

(358)	(310)	15.4	(680)	(623)	9.2	Tax on profit

1,006	885	13.7	2,563	1,880	36.3	Profit from continuing operations

—	—	—	—	88	(100.0)	Net profit from discontinued operations

1,006	885	13.7	2,563	1,967	30.3	Consolidated profit

—	—	—	403	161	149.9	Minority interests

1,006	885	13.7	2,160	1,806	19.6	Attributable profit to the Group

Pro memoria:

Million sterling			Million dollars
2,574	2,428	6.0	13,189	11,174	18.0	Gross income
1,579	1,432	10.3	8,172	7,002	16.7	Net operating income
875	790	10.7	2,856	2,405	18.8	Attributable profit to the Group Balance sheet
240,573	227,793	5.6	116,605	97,305	19.8	Customer loans (2)
49,731	44,482	11.8	36,326	22,916	58.5	Trading portfolio (w/o loans)
986	919	7.4	30,209	20,941	44.3	Available-for-sale financial assets
22,230	31,155	(28.6)	22,964	28,139	(18.4)	Due from credit institutions (2)
1,465	1,387	5.6	4,500	3,323	35.4	Intangible assets and property and equipment
41,343	29,234	41.4	46,951	38,635	21.5	Other assets

356,327	334,970	6.4	257,555	211,258	21.9	Total assets/liabilities & shareholders’ equity

185,762	162,882	14.0	127,886	107,619	18.8	Customer deposits (2)
66,180	57,104	15.9	10,086	9,073	11.2	Marketable debt securities (2)
9,395	9,144	2.7	5,827	4,497	29.6	Subordinated debt (2)
1	3	(55.1)	4,573	5,047	(9.4)	Insurance liabilities
54,713	65,090	(15.9)	43,123	30,134	43.1	Due to credit institutions (2)
32,890	34,593	(4.9)	43,576	38,788	12.3	Other liabilities
7,384	6,154	20.0	22,484	16,101	39.6	Shareholders’ equity (3)

13,203	9,060	45.7	74,772	55,104	35.7	Other customer funds under management

13,203	9,060	45.7	58,546	41,681	40.5	Mutual funds
—	—	—	—	—	—	Pension funds
—	—	—	16,005	13,086	22.3	Managed portfolios
—	—	—	220	338	(34.8)	Savings-insurance policies

274,541	238,190	15.3	218,571	176,293	24.0	Customer funds under management

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

(2).-	Including all on-balance sheet balances for this item

(3).-	Not including profit of the year
January — June 2010          Financial Report

28	Information by principal segments
Continental Europe
•	The commercial networks continued to show their resistance to the cycle.

•	Pressure on revenues in a weak economic environment, reduced activity and low interest rates.

•	Control of expenses, with falls in commercial units on a like-for-like basis.

•	Flat provisions because of the anti cyclical effect.

•	Growth strategy: strong capturing of funds and management of spreads in an environment of low demand for loans.
Continental Europe includes all activities carried out in this geographic area: retail banking, global wholesale banking, asset management and insurance.
Strategy
In an environment that still remains weak, the Group’s strategy focused on capturing deposits, which, combined with low demand for loans, is reflected in the rapid improvement in the gap of credits over deposits; managing spreads in a context of very low interest rates; control of costs and risk management focused on recoveries.
Results
Attributable profit was 5.6% lower at EUR 2,553 million (43% of the operating areas). Items throughout the income statement registered moderate falls compared to the first half of 2009.
Although this evolution is positive within the market context, it reflects the pressure on revenues which will continue in coming quarters.
Net interest income dropped 3.8% because of lower interest rates combined with the cost impact from the fund capturing campaign, the normalisation of spreads on wholesale businesses and stagnant lending.
Net fee income and from insurance activity of EUR 1,989 million was 3.4% lower than in the first half of 2009, and stable for commercial units combined. Although activity in the second quarter was in line with that of the first quarter, as management is giving a greater role to disintermediation activities as against more intensive use of the balance sheet, GBM revenues were lower as the year-on-year comparison is affected by an exceptional second quarter in 2009.
The GBM disintermediation strategy is also reflected in the growth in gains on financial transactions, which for Continental Europe amounted to EUR 537 million in the first half, well above that of the same period of 2009.
Operating expenses declined slightly in the Santander Branch Network, Banesto and Portugal, increased moderately in Santander Consumer Finance (due to perimeter) and grew 8.0% in the rest of Europe because of the investments made in GBM. The overall increase was 2.0%.
Net operating income was 2.0% lower than the first half of 2009.
Loan-loss provisions were 1.4% higher than in the first half of 2009, reflecting the moderate rise in commercial units and the reduced needs of GBM.
Activity
Lending increased 2% in the second quarter and in year-on-year terms, remained virtually unchanged due to the lower demand in Spain and the reduced business of Santander Consumer Finance, where the withdrawal of the fiscal stimulus in Germany offset the positive impact of the beginning of a consumption recovery in other countries.
Deposits (without repos) increased 45% year-on-year (+17% in the second quarter). Growth benefited from the launch of the campaign within the corporate strategy to capture deposits.
This strategy was successfully developed by various Group units and achieved the objectives set for improving the liquidity position and increasing the market share in Spain through capturing and linking high segment customers.
Mutual funds dropped 4% and pension funds remained virtually unchanged.
     Financial Report          January — June 2010

Information by principal segments	29
Continental Europe. Main units

	Santander				Santander
	Branch Network		Banesto		Consumer Finance		Portugal
Million euros	H1‘10	Var (%)	H1‘10	Var (%)	H1‘10	Var (%)	H1‘10	Var (%)

Income statement
Net interest income	1,969	(4.4)	837	(3.6)	1,729	7.4	373	(7.6)

Net fees	566	(8.8)	310	2.5	453	8.0	188	10.2
Gains (losses) on financial transactions	69	(17.1)	79	(8.9)	0	(94.1)	54	35.5
Other operating income (1)	(15)	99.6	36	(5.0)	11	(39.7)	26	(10.6)

Gross income	2,590	(6.1)	1,261	(2.6)	2,193	7.0	641	(0.3)

Operating expenses	(1,031)	(1.0)	(515)	(0.2)	(582)	5.4	(261)	(1.0)
General administrative expenses	(952)	(1.3)	(453)	(0.0)	(526)	4.4	(226)	(1.2)
Personnel	(620)	(1.6)	(338)	(1.4)	(270)	7.6	(156)	0.0
Other general administrative expenses	(332)	(0.7)	(115)	4.1	(257)	1.3	(70)	(3.7)
Depreciation and amortisation	(79)	1.9	(62)	(1.6)	(55)	15.0	(36)	0.1

Net operating income	1,559	(9.1)	746	(4.1)	1,611	7.7	380	0.1

Net loan-loss provisions	(315)	30.4	(175)	0.8	(969)	(3.5)	(59)	36.9
Other income	6	—	14	(38.7)	(73)	244.4	(9)	—

Profit before taxes	1,249	(14.4)	585	(6.7)	568	20.9	312	(8.7)

Tax on profit	(337)	(14.4)	(153)	(8.4)	(160)	21.9	(52)	(7.3)

Profit from continuing operations	912	(14.4)	432	(6.1)	408	20.5	260	(9.0)

Net profit from discontinued operations	—	—	—	—	(3)	(90.4)	—	—

Consolidated profit	912	(14.4)	432	(6.1)	405	30.2	260	(9.0)

Minority interests	0	(0.9)	46	6.2	10	19.8	0	(45.2)

Attributable profit to the Group	912	(14.4)	385	(7.4)	396	30.5	260	(8.9)

Balance sheet
Customer loans (2)	115,196	(3.8)	76,125	(1.1)	59,372	5.4	33,262	2.6
Trading portfolio (w/o loans)	—	—	7,339	28.7	1,838	—	1,737	25.2
Available-for-sale financial assets	—	—	7,693	(14.0)	802	363.9	6,728	247.6
Due from credit institutions (2)	111	293.1	27,178	60.0	7,780	(8.0)	5,205	(4.0)
Intangible assets and property and equipment	1,211	(0.1)	1,415	0.5	863	(1.9)	480	2.1
Other assets	676	14.9	6,259	(12.0)	2,950	9.7	4,692	(1.5)

Total assets/liabilities & shareholders’ equity	117,195	(3.6)	126,010	7.6	73,605	7.1	52,104	12.3

Customer deposits (2)	87,808	45.0	59,609	2.8	22,791	38.5	18,360	16.9
Marketable debt securities (2)	—	—	27,160	(7.4)	7,919	(29.1)	10,172	9.9
Subordinated debt (2)	—	—	1,329	(3.9)	427	1.9	254	(3.4)
Insurance liabilities	—	—	—	—	—	—	2,465	(43.9)
Due to credit institutions (2)	781	216.0	19,549	54.1	30,000	(2.7)	17,990	33.9
Other liabilities	21,214	(60.2)	13,884	21.7	4,511	83.0	682	(51.4)
Shareholders’ equity(3)	7,392	(1.5)	4,479	3.9	7,958	8.0	2,182	12.7

Other customer funds under management	27,522	(21.3)	10,131	(1.4)	24	—	7,267	(19.5)

Mutual funds	20,811	(4.1)	6,423	(7.4)	19	—	3,524	7.7
Pension funds	6,064	(0.7)	1,337	(2.5)	5	—	1,237	(4.4)
Managed portfolios	—	—	98	5.9	—	—	129	(15.0)
Savings-insurance policies	647	(91.0)	2,274	21.3	—	—	2,377	(44.8)

Customer funds under management	115,330	20.7	98,229	(0.8)	31,160	11.0	36,053	5.3

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

(2).-	Including all on-balance sheet balances for this item

(3).-	Not including profit of the year
January — June 2010          Financial Report

30	Information by principal segments
Santander Branch Network
•	Strong growth in deposits, with a strategy of capturing funds and boosting market share.
•	Lower gross income due to pressure of spreads, reduced lending and corporate policy of deposit capturing.
•	Flat costs in the last 10 quarters. The efficiency ratio remains below 40%.
•	Non-performing loans continue to rise, but ratios much better than the sector’s.
•	Provisions continue to absorb a small part of net operating income.
The market environment remained weak, affecting companies and households, particularly regarding consumption and demand for loans. Non-performing loans increased, interest rates were low and there is a greater propensity to save.
Strategy
In this environment, the four management drivers set for 2010 remained in place: intense commercial activity, particularly in capturing deposits; defending spreads; flat expenses and management of risk and non-performing loans, together with capturing, linking and retaining customers.
Results
The Santander Branch Network generated attributable profit of EUR 912 million, 14.4% lower than in the first half of 2009.
Net interest income was EUR 1,969 million, 4.4% lower than a year earlier. This was due to reduced volume of lending and lower spreads, affected by the fall in interest rates and the Group’s policy of giving priority to capturing deposits and liquidity.
Fee income and gains on financial transactions amounted to EUR 635 million, 9.8% lower because of reduced revenues from management of mutual funds, the commercial portfolio and securities, but 4.1% higher than in the second half of 2009 due to the improved trend in mutual funds. Gross income was EUR 2,590 million (-6.1% y-o-y and slightly higher than in the second half).
Operating expenses were 1.0% lower year-on-year. This reduction was achieved, unlike in the banking sector as a whole, without reducing installed capacity. This strengthened our position in order to gain market share, taking advantage of the sector’s restructuring. The efficiency ratio, including amortizations, remained at 39.8% (36.8% excluding them).
Net operating income was 9.1% lower than in the first half of 2009 at EUR 1,559 million (2.2% more than the second half).
The NPL ratios of Banco Santander parent bank (3.65%) and of the Santander Branch Network (4.78% not including wholesale businesses) were better than the average for commercial and savings banks (5.47%). Coverage for Banco Santander was 61% and 53% for the Network.
Net loan-loss provisions were EUR 315 million, 30.4% higher than in the first half of 2009. Positive developments during the first half were the decline in NPLs and good recovery ratios (around 70%).
Profit before tax was EUR 1,249 million and attributable profit EUR 912 million.
Activity
In the second quarter and after launching in March the Cuenta Crecimiento and the Depósito Ganador, deposit capturing was intensified. The objectives are to gain market share by exploiting the greater propensity of households and companies to save, capture and link the best customers and improve the financing structure.
These objectives were surpassed at the end of June, as deposits had grown 21% since the end of 2009 (+12% demand and +33% time) and 45% since June 2009. Including mutual funds, which declined 4%, total savings increased 32%.
In lending, 160,000 operations were formalised, similar to same number in the first half of 2009, although the volume was 30% lower because of the smaller average amount of the loans. Of note was the participation of the Santander Branch Network in the programmes with the Official Credit Institute (21% market share, with more than 35,000 operations for a total of EUR 2,300 million). The Bank was also one of the two institutions chosen to develop the new programme ICO Directo which clearly represents a new push for financing SMEs in Spain.
Other financing activities continued to be promoted. In mortgages, 21,000 loans for a total of EUR 4,700 million were granted, 5% more than in 2009, and 50,000 consumer credit operations for EUR 450 million, slightly less than in 2009. Lastly, SMEs, large companies and institutions received EUR 11,600 million in 74,000 operations.
     Financial Report          January — June 2010

Information by principal segments	31
Banesto
•	Lower revenues because of the Group’s corporate policy of capturing deposits.
•	Flat expenses in the last nine quarters.
•	Stable provisions in the last few quarters.
•	Non-performing loans continued to rise, but NPL ratios clearly better than the sector’s.
The Spanish economy remained weak in the second quarter, affecting the development of banking business as pointed out in other parts of this report.
Strategy
In this context, Banesto achieved quality results, thanks to increasing its customer base and linkage, slightly reducing the level of revenues but maintaining efficiency (around 40%) due to controlled costs. Risk quality remained among the best in the sector and liquidity and balance sheet soundness were strengthened.
Results
As in the rest of segments, Banesto’s figures were drawn up again in accordance with the criteria set out on page 24 of this report. The figures presented here, therefore, do not coincide with those published by Banesto itself.
Net interest income was 3.6% lower at EUR 837 million, due to the slower pace of growth in business and the Group’s policy of capturing deposits and obtaining liquidity.
Net fee income amounted to EUR 310 million, 2.5% more than in the first half of 2009 and a faster pace than in the first quarter. This was due to the drop of 3.4% in those from mutual and pension funds and a rise of 4.1% in those from services and insurance, driven by the growth in the customer base and greater linkage.
Gains on financial transactions, largely from the distribution of treasury products to customers, amounted to EUR 79 million.
Gross income was 2.6% lower than in the first half of 2009 at EUR 1,261 million.
Disciplined management of costs produced a year-on-year fall in them of 0.2% which coupled with gross income, maintained the efficiency ratio at around 40%.
Net operating income was EUR 746 million, 4.1% less year-on-year.
Net loan-loss provisions rose 0.8% year-on-year to EUR 175 million, due to the rise in non-performing loans, although Banesto’s are increasing at a slower pace than the banking system’s as a whole.
Profit before tax was EUR 585 million. Attributable profit after taxes and minority interest was EUR 385 million, 7.4% lower than in the first half of 2009.
Activity
The evolution of the balance sheet was consistent with the economic downturn. The main note of the first half was the continued reduced demand for loans. In this context, Banesto continued its policy of selective growth in lending, improving the mix of customers, both individuals and companies. The balance of loans at the end of June was EUR 76,125 million, 1% lower than a year earlier.
Non-performing loans continued to rise. At the end of June, Banesto’s NPL ratio was 3.49% and coverage 58%, better than the sector’s averages.
Growth in customer funds were one of the priorities during the first half, and this produced a significant rise in the number of customers. Deposits excluding Repos were 17% higher than in June 2009 (+11% in current accounts and +23% in time deposits). Managed off-balance sheet funds were 1% lower.
January — June 2010          Financial Report

32	Information by principal segments
Santander Consumer Finance
•	Solid revenues thanks to management of prices and a cost of financing that remained lower.
•	Flat expenses on a like-for-like basis.
•	Lower risk premium and stable provisions spurred growth in net operating income after provisions (+30.6%).
•	New agreements increasing the presence in core countries (the US and Germany).
Attributable profit was EUR 396 million, 30.5% more than in the first half of 2009. The second quarter profit was 9.0% more than the first quarter’s.
Strategy
The main focus of management was on commercial actions and cross-selling, which offset the decline in new auto finance in those countries ending their aid programmes for buying cars. The loan admission and recovery policies of various countries were deepened after the good initial results obtained, and the synergies achieved in units, portfolios and recently acquired activities.
The area also took advantage of the opportunities to strengthen its business portfolio in core countries, mainly the US, through acquiring auto portfolios and agreements to manage the servicing of third party portfolios (with Citigroup), and in Germany the agreement signed in July to buy SEB’s retail business.
Results
These actions were clearly reflected in the income statement:
•
Net interest income increased 7.4%, backed by active management of spreads and moderate growth in the average portfolio. Net fee income accelerated (+8.0%) at a faster pace than new loans, thanks to higher rates of penetration in insurance in Europe and increased servicing in the US. These solid rises in basic revenues fed through to gross income which increased 7.0% year-on-year.

•
Strict control of expenses, which increased 5.4% year-on-year due to the expansion in the US and containment in Europe. At constant perimeter and exchange rates, they were 2.8% lower. The efficiency ratio improved further (50 b.p. to 26.5%) and net operating income rose at a faster pace (+7.7% year-on-year).

•	Slight reduction in loan-loss provisions (-3.5%), which pushed up growth in net operating income after provisions to 30.6% year-on-year (+0.5% for the whole of 2009).

This evolution of provisions reflects the improvement in credit quality from the policies implemented (fall of 31% in managed NPLs; NPL ratio of 5.23%, below the end of 2009). Coverage increased by 21 p.p. year-on-year to 111%.

•	Attributable profit increased 30.5% after taking into account other provisions and profits, taxes and the lower negative impact of discontinued operations compared to 2009.
These trends were maintained in the various countries, although with varying intensity. Of note was Germany, which generates the largest profits and whose contribution to the Group was 9.1% higher, due to very active management of spreads and lower costs as a result of the positive impact of synergies.
Santander Consumer USA, the second largest contributor, increased its attributable profit 37.7% in dollars. The main factors behind this were larger volumes (after doubling organic generation and integrating portfolios with discounts and good ratings), higher revenue from servicing and lower provisions.
Positive trend in Nordic countries (attributable profit: +62.2%) and the UK (profit more than doubled), due to improved credit quality and a moderate rise in new lending. Of note among the other units are the signs of recovery in credit quality in Spain and beginning the operational integration in Poland with AIG Bank.
Activity
New lending amounted to EUR 12,200 million, 6% more than in the first half of 2009 (+2% in the first quarter), due to auto finance (+10%), particularly for used cars (+20%) which offset the stagnation in new ones.
Activity was stronger in the US (new loans doubled), Spain (+17% due to the government’s scrappage scheme), the UK (+15% in sterling) and Nordic countries (+9% in local currency). This helped to offset the 7% fall in Germany because of the ending of the government’s scrappage programme.
This organic growth added to the US portfolios integrated brought gross income to EUR 63,000 million (+5% y-o-y). The area also managed servicing of EUR 8,000 million for third parties in the US.
Customer deposits were EUR 22,800 million in June (+38% y-o-y), strongly backed by the German unit.
     Financial Report          January — June 2010

Information by principal segments	33
Portugal
•	Stable revenues in an environment of low interest rates and reduced growth in volumes.
•	Lower expenses.
•	Provisions reflect very prudent management.
•	Moderate rise in loans to businesses and companies and larger increase in deposits and mutual funds.
Santander Totta’s attributable profit of EUR 260 million was 8.9% lower than in the first half of 2009. In a very difficult economic and financial environment, which produced a sharp slowdown in business and a deterioration in liquidity in markets, reflected in the cost of wholesale financing and in lower spreads on customer funds, Santander Totta kept its solid capital and efficiency ratios and a ROE of 22.0%.
In this competitive environment for funds, Santander Totta remained very focused on capturing funds, supported by its campaign Solid as a Rock.
The most relevant aspects in the first half of 2010 are set out below.
Net interest income was 7.6% lower at EUR 373 million, due to the reduced business volumes, the strong competition for deposits and the higher cost of financing. The first half of 2009 also benefited from the results obtained from hedging of net interest income.
Net fee income increased 10.2% to EUR 188 million, mainly reflecting the recovery in fees from mutual funds, as well as the good performance of fees from financial insurance and GBM. Gains on financial transactions were EUR 54 million (+35.5%).
Gross income declined 0.3% year-on-year to EUR 641 million.
In this context, discipline in expenses continues to play a key role. Operating expenses declined 1.0%, keeping the efficiency ratio at around 41%.
Loan-loss provisions were 36.9% higher than the first half of 2009 at EUR 59 million, reflecting a prudent policy of adjusting to the economic cycle. The NPL ratio at the end of June was 2.4% and coverage 65%.
Profit before tax was EUR 312 million, 8.7% lower year-on-year. Attributable profit was EUR 260 million, after tax and minority interest.
Lending rose 3% to EUR 33,262 million. Growth to SMEs remained high (+6%) and the rise in mortgages remained stable at around 2%. Funds increased 15% (+17% in deposits and +8% in mutual funds).
Other
The rest of businesses (GBM, asset management, insurance and Banif) generated attributable profit of EUR 600 million, 5.5% less than in the first half of 2009.
This figure is the net one between the decline in profits generated by Asset Management, Insurance and Banif, due to lower revenues and higher provisions, which could only be partly offset by lower costs, and the small rise in the profits of GBM Europe.
GBM, which accounts for more than 90% of the profits included here, increased its attributable profit 2.3%, thanks to a 7.1% rise in gross income, which absorbed the costs of investments made to consolidate the positions reached in 2009 in targeted businesses. This increase was very positive in the current context, but less than that in other quarters (the second quarter of 2009 was a record one in gross income and profits).
January — June 2010          Financial Report

34	Information by principal segments
United Kingdom
•	Good quarterly and year-on-year trends and positive contribution from all businesses.

•	Revenues and profits were higher than those in the first half of 2009, fuelled by new loans and retaining existing ones combined with good management of spreads and further gains in efficiency.

•	Efficiency ratio of 38.7%, outperforming our competitors in the UK.

•	Non-performing loans evolved better than expected.

•	The integration of A&L’s businesses continues as scheduled. The change of brand will be completed at the end of 2010.
Santander UK kept up its favourable trends, with another record quarter in gross income, net operating income and profits. Attributable profit was 10.7% higher than in the first half of 2009 at £875 million (EUR 1,006 million) and 17.2% more than in the second half.
Strategy
Santander UK’s businesses include Abbey (since 2004), the deposits and branches of Bradford & Bingley (acquired in September 2008) and Alliance & Leicester (purchased in October 2008). They are hence referred to as Santander UK.
Thanks to the combination of the three businesses, Santander UK has attained significant market shares in core segments such as mortgages, deposits and current accounts, where the range of products and services continues to be expanded and we are well on our way to becoming a full service commercial bank.
The balance sheet of Santander UK mainly consists of secured retail loans, with no exposure to self-certified mortgages or subprime and 1% of loans are buy-to-let. The credit/deposits ratio was 33 p.p. lower (11 p.p. in the last twelve months).
Results
Attributable profit increased 13.7% to EUR 1,006 million (19.6% more than the second half of 2009). In sterling, growth was slightly lower because of the exchange rate impact (£875 million, +10.7% y-o-y).
All figures are in sterling, and as with the other segments, figures have been restated according to the criteria on page 24 of this report. This means that the figures given below may not coincide with those published by Santander UK on the basis of local criteria.
The evolution in the first half was supported by the good performance of commercial businesses. Gross income increased 6.0% because of net interest income (+12.4%), the result of active management of spreads and retaining customers.
Net fee income declined, in line with the evolution of the UK market. This income was 4.0% lower than in the first half of 2009, due to several factors: the reduction in mortgage redemptions; the drop in unsecured lending (UPLs), which resulted in a smaller volume of commissions from insurance and the change in the mix of sales from structured products to managed customer funds, which lowered revenue but will produce higher fee income from investment products.
Gains on financial transactions were 16.4% lower, mainly due to Global Banking & Markets. This fall was due to market conditions and to the strong results in the first half of 2009, a period when they benefited from high volatility levels. Alliance & Leicester’s reduced treasury revenue was offset by the improvement in net interest income.
     Financial Report          January — June 2010

Information by principal segments	35
Operating expenses were 0.1% lower, thanks to the cost savings from the integration of Alliance & Leicester and Bradford & Bingley, which were partly offset by the investment in Corporate Banking and Global Banking & Markets.
The goal of achieving £180 million of cost savings for 2011 remains unchanged. We continued to eliminate overlapping in back office and support functions in all businesses. So far, 75% of the target has been met.
The efficiency ratio improved by 2.3 p.p. to 38.7% (41.0% in the first half of 2009).
Net loan-loss provisions were 7.2% more than in the first half of 2009, as a result of maintaining high coverage levels. The evolution of retail products, mainly mortgages, was better than in 2009 and their non-performing loan ratio lower than expected.
Non-performing loans evolved better than envisaged in the first half. The NPL ratio declined 3 b.p. in the second quarter to 1.84% at the end of June (1.54% a year earlier and 1.71% at the end of 2009). The stock of properties in possession remained very low at only 0.06% of the total portfolio. In general, the evolution was better than the sector’s, according to the Council of Mortgage Lenders (CML).
NPL coverage was 41%, maintaining a conservative level in all portfolios. Coverage of loans with real guarantees increased to 23% (22% in the first half of 2009), higher than the average of our competitors in the UK. Coverage of loans without guarantees remained at more than 100%.
Activity
Loans to customers (in local criteria) amounted to £192,900 million, 5% higher than in June 2009. Residential mortgages increased 6% and loans to SMEs 20%.
Our market share in gross mortgages was 19% in the first half (16% in the same period of 2009), well above that of the stock (13.7%). The average loan-to-value (LTV) of new loans in the first half declined a little to 61% (64% in the same period of 2009). The LTV of the stock remained basically flat at slightly higher 50%.
The number of mortgage redemptions in the first half was similar to that in the same period of 2009 and focused on retaining customers in segments with low LTVs.
UPLs dropped 22% year-on-year to £3,800 million, continuing the trend of discontinuing this business begun four years ago.
Santander UK continued to grant more loans to SMEs via its corporate business centres. The volume was 20% higher than in June 2009. The range of products for SMEs was expanded, thanks to the purchase and subsequent investment in Santander Invoice Finance and the restructuring of its asset finance business, which now offers products tailored for SMEs.
Santander UK continued to get out of non-strategic assets. A&L’s trading portfolio was reduced by a further 40% in the first half (62% since the end of 2008). The trading portfolio evolved in line with expectations and consistent with the level of provisions made at the time of the acquisition.
Commercial deposits rose 11% year-on-year to £148,500 million, with a net inflow in the quarter of £4,600 million backed by flows from retail banking as well as private and corporate banks. The balance of current accounts was 11% higher than in June 2009.
We continued to offer high value added products in order to link customers. These include:
•	The Santander Zero current account, which eliminates commissions for customers with a mortgage or an investment product. In the first half, 150,000 of these accounts were opened.

•	Exemption from the 3% transfer commission on the Zero Credit Card for existing customers with a mortgage or a current account.

•	Exemption from subscription commissions on mortgages for the main holders of current accounts with a high degree of linkage and/or activity; and

•	Access free of commissions to more than 4,300 ATMs of the Santander Branch Network in Spain for all customers of Santander UK.
The regulations of the UK authorities (FSMA Part VII) regarding the transfer of Alliance & Leicester’s Business to Santander UK were completed on May 28. The integration of A&L’s retail banking, business banking and SMEs, as well as the unification of the brand, proceeded on schedule and is expected to be completed by the end of 2010.
Santander UK was chosen by Euromoney as the Best Bank in the UK for the third year running. This achievement reflects the progress during the last five years in transforming our businesses. It also underscores the tremendous contribution and effort made by all employees in making Santander UK the best commercial bank in the UK.
January — June 2010          Financial Report

36	Information by principal segments
Latin America
•	The change of cycle in the region is beginning to be reflected in stronger growth in the quarter, particularly in loans.

•	Sound revenues and control of expenses.

•	Improvement in provisions, due to very active management of early NPLs and their recovery, and increased coverage.

•	On a like-for-like basis, attributable profit was 17.0% higher in local currency.
Santander generated attributable profit of EUR 2,160 million in the first half, 19.6% more than in the same period of 2009 (+2.8% excluding the exchange-rate impact). On a like-for-like basis, excluding the business in Venezuela sold in 2009 and the impact of higher minority interests in Brazil, profit from continued operations increased 36.3% (+17.0% excluding the exchange rate impact).
The trends in the second quarter were clearly better than in the first quarter in all income statement lines, and there was a notable recovery of growth in lending in most countries, particularly in Brazil.
Economic environment
The upturn, begun in the main Latin American economies in the middle of 2009, gathered strength. GDP growth was 6.6% year-on-year in the first quarter compared with 2.0% in the fourth quarter of 2009. Average growth for the whole of 2010 is put at an annual average of around 6.0%, driven by the recovery in domestic demand and, in particular, consumption and private investment.
Inflation is also beginning to rise, but with significant differences by country. While it is increasing in Brazil, Chile, Argentina, Uruguay and Peru, in Mexico and Colombia inflation is evolving much better than expected. This varied performance explains the different monetary policies adopted by central banks in each country. On the one hand, Brazil, Chile and Peru have already begun to raise their interest rates (+200 b.p., +100 b.p. and +75 b.p., respectively) and, on the other, those of Mexico and Uruguay remained stable.
Fiscal stimulus packages are also beginning to be gradually withdrawn, with reductions in primary expenditure in most countries. In any case, public finances are healthy, and although the primary surplus was lower in 2009, it was still close to 1% of GDP. Budget deficits (after payment of interest on public debt) were below 3% of GDP and gross public debt less than 50% of GDP (and on a renewed downward trend in 2010, according to consensus forecasts).
Thanks to the recovery of Asian countries, exports from Latin America have begun to pick up in both volumes and prices.
Imports have also begun to grow because of stronger domestic demand, and so current account balances are expected to deteriorate, although remaining healthy (a deficit of around 1.5% of GDP for the region as a whole). Inflows of foreign capital, particularly direct investment, which are estimated to be higher than the current account deficit (2.2% of GDP according to the market consensus), will finance the deficit comfortably. The strength of exchange rates against the dollar and growth in international reserves to $500 billion in the first months of 2010 underscore Latin America’s financial capacity.
In the countries where Santander operates, lending, after weakening in 2009, has become slightly stronger (+12% in the last 12 months excluding the exchange rate impact). Overall, loans to individuals rose 12%, especially consumer credit (+15%) and mortgages (+9%). Lending via credit cards remained flat and that to companies and institutions increased 12%.
As regards savings, growth was 12% year-on-year, similar to 2009. In general terms, and considering the financial systems with the greatest weight, Brazil and Mexico offer the best growth dynamics and Chile the lowest.
Because of their impact on business and on converting figures into euros, the evolution of interest rates and exchange rates is commented on:
     Financial Report          January — June 2010

Information by principal segments	37
•
Average short-term interest rates, based on the region’s average weighted rate, fell between the first half of 2009 and the same period of 2010. In general terms interest rates began to gradually decline in the first months of 2009.

•
The evolution of results in euros is affected by average exchange rates. In global terms, Latin American currencies appreciated against the dollar, except for the Argentine peso, while the dollar, the reference currency in Latin America, strengthened 1% against the euro. The Brazilian real strengthened against the euro from 2.92 to 2.38, the Mexican peso from 18.43 to 16.75 and the Chilean peso from 779 to 695.

Strategy
The strategy in the second quarter of 2010 continued to focus on reinforcing customer linkage actions, transaction banking and management of funds, and attracting high and medium income customers. This was done while maintaining our prudent credit risk policy, focused on recoveries, and optimum management of spreads. In Brazil, Banco Real’s consolidation into the Group gave the strategy in this country some differentiating features.
At the end of June, the Group had 5,757 traditional branches, points of banking attention and in companies, as well as 27,011 ATMs.
The number of customers increased by 1.8 million to 38.2 million customers in the last twelve months. The Group is placing more emphasis on linking customers than capturing them.
Activity and results
The main developments in the first half of 2010 (all year-on-year percentage changes exclude the exchange-rate impact and the sale of Banco de Venezuela), are as follows.
•
The pace of lending picked up, although this is still not reflected in year-on-year figures because of the falls in previous quarters. On the basis of the second quarter over the first quarter, the increase was 6%, equivalent to an annual rate of 23% (Brazil: +20%; Mexico: +21%; Chile: +17%). The Group’s market share of total lending in the countries where it operates is 11.4%.

•
Savings remained virtually flat year-on-year. Demand deposits grew 15% year-on-year and mutual funds 16%, offsetting the fall in time deposits (-22%). The market share of savings is 9.1% and that of total banking business 10.0%

•
Net interest income increased 7.1% year-on-year, pressured by lower interest rates than in 2009. Growth in lending, particularly in retail banking, offset part of the fall from the price effect between this year and 2009.

•
Net fee income rose 2.7%, driven by that from insurance activity (+20%), foreign trade (+10%) and mutual funds (+15%). Income from the administration of accounts was lower than in the same period of 2009.

Main focuses of management in 2010
1	Management by type of customer, with greater emphasis on linkage via transactions, particularly with companies and institutions.

2	Focus on greater linkage of high and medium income customers and payrolls.

3	More emphasis on growth in savings and maintaining high levels of liquidity.

4	Continue the policy of integral management of customer lending in all its phases (admission, management, monitoring and recovery).

5	Selective growth in lending, with particular attention on consumer credit and maximising the profitability of shareholders’ equity.

6	Strengthen services strategies and multichannel distribution, aimed at improving productivity and the quality of service.

7	Strict control of costs and investments.

8	Continued integration in Brazil.
•	Gains on financial transactions dropped 34.2%, largely due to the capital gains generated in the first quarter of 2009.

•	As a result, gross income increased 1.1% in the first half.

•
Operating expenses rose 3.5%. In Mexico, Colombia, Uruguay and Puerto Rico, costs grew in line with or below the respective inflation rates. In Argentina, they increased 27.5% due to the renegotiation of the collective bargaining agreement (+23%) in a context of significant growth in inflation and the incorporation of BNP Paribas’s branches in the country. In Chile, the impact of the earthquake affected expenses (+6.4%).

•	The efficiency ratio remained at around 38%.

•
The better macroeconomic environment and outlook, together with active risk management and a notable improvement in risk premiums, is beginning to be reflected in provisions, which were 12.0% lower in the first half than in the same period of 2009. The NPL ratio was 4.13% in June (4.18% in March), while coverage was 105%.

•
Retail Banking’s attributable profit was 22.9% higher, conditioned by the sale of Banco de Venezuela and the higher minority interests in Brazil as, excluding both of them, the profit from continued operations was 43.1% higher. Wholesale Banking’s profit declined 22.9%, notably influenced by a very good first half in 2009.

January — June 2010          Financial Report

38	Information by principal segments
Latin America. Income statement

	Gross		Net operating		Attributable
	income		income		profit
Million euros	H1‘10	Var (%)	H1‘10	Var (%)	H1‘10	Var (%)

Brazil	6,817	29.0	4,298	31.0	1,294	34.7
Mexico	1,202	(3.8)	757	(10.8)	291	26.4
Chile	998	10.0	647	5.5	301	17.0
Puerto Rico	186	11.4	100	25.8	19	6.2
Colombia	86	11.0	35	4.2	19	16.3
Argentina	396	5.2	221	(4.4)	138	21.4
Uruguay	85	23.4	40	25.9	35	53.3
Rest	69	(36.8)	10	(76.7)	(3)	—

Subtotal	9,840	19.4	6,108	18.3	2,095	21.3

Santander Private Banking	133	(12.9)	71	(26.1)	65	(17.9)

Total	9,972	18.8	6,179	17.5	2,160	19.6

Brazil (all changes in local currency)
•	Good quarterly trend:
•	Profit: 5.0% more than in the first quarter.

•	Lending accelerated: +20% in the second quarter annualised.

•	Lower non-performing loans and better coverage.
•	Revenues: net interest income and fee income notch up new quarterly records.

•	Expenses: growth clearly below inflation, benefiting from synergies.

•	Loan-loss provisions: the lowest of the last six quarters

•	Net operating income after loan-loss provisions increased 8.6% and attributable profit (before minority interests) 27.1%.
Grupo Santander Brazil, is the country’s third largest private sector bank, with a market share of 9%/10% in overall banking business, 3,588 branches and points of banking attention, 18,117 ATMs and close to 23 million customers, of which more than 10.5 million have current accounts.
Economic environment
The economy continued to grow more quickly. First quarter GDP growth, published in June, was 2.7% over the fourth quarter of 2009 and 9.0% above the same period of last year. This expansion benefited from the government’s fiscal incentives and industry made a significant contribution (+4.2% over the first quarter).
The main contribution to demand was investment, which increased for the fourth month running. The strong GDP growth showed that Brazil is rapidly recovering from the global crisis.
Labour market figures continued to improve. The unemployment rate at the end of April was 7.0%, down from 8.1% in the same month of 2009. Inflation was 4.8% year-on-year in June, slightly above the central bank’s target (4.5%). Because of the pace of economic recovery, the central bank at its last meeting of the Monetary Policy Committee (COPOM) decided to lift its key rate to 10.75% in July, (2.00 p.p. more than in the first quarter of 2010).
The strengthening of Brazil has put the country on the path of a new cycle of growth. Moreover, the 2014 FIFA World Cup and the Olympic Games in 2016 point to a positive outlook for investments.
Lending by the whole financial system has been gradually recovering. At the end of May, total lending was 2% higher for the month and 19% year-on-year. Lending remained at around 45% of GDP. The participation of banks by type remained relatively stable compared with the last few months: state banks accounted for 42% of lending, Brazilian private sector banks for 40% and foreign banks for 18%. Directed credit (including BNDES, rural and real estate) increased more than “free” lending.
Lending to companies grew slightly, largely due to the impact of exchange rates on foreign currency operations and the lower demand from companies. Lending to individuals, on the other hand, grew around 17%. Of note were personal loans, cards and auto finance (the latter because consumers brought forward purchases because of the ending of tax incentives in March).
Savings in the financial system grew 14% in the 12 months to May, with demand deposits up 19% and mutual funds 18%, while time deposits continued flat (+0.3%).
     Financial Report          January — June 2010

Information by principal segments	39
Latin America. Main units

	Brazil		Mexico		Chile
Million euros	H1‘10	Var (%)	H1‘10	Var (%)	H1‘10	Var (%)
Income statement
Net interest income	5,004	33.3	825	7.3	738	29.2

Net fees	1,439	25.2	282	9.4	193	11.7
Gains (losses) on financial transactions	388	28.2	98	(58.3)	53	(62.6)
Other operating income (1)	(14)	—	(3)	(75.2)	13	(36.7)

Gross income	6,817	29.0	1,202	(3.8)	998	10.0

Operating expenses	(2,519)	25.8	(445)	11.3	(351)	19.2
General administrative expenses	(2,290)	24.6	(391)	9.7	(308)	17.9
Personnel	(1,200)	26.8	(208)	7.3	(193)	21.2
Other general administrative expenses	(1,090)	22.3	(184)	12.5	(115)	12.7
Depreciation and amortisation	(230)	38.9	(53)	25.0	(42)	29.9

Net operating income	4,298	31.0	757	(10.8)	647	5.5

Net loan-loss provisions	(1,926)	28.3	(256)	(43.3)	(200)	(19.7)
Other income	(411)	6.9	(31)	134.6	1	(90.0)

Profit before taxes	1,960	40.5	471	22.5	449	19.3

Tax on profit	(439)	4.7	(86)	16.1	(67)	16.2

Profit from continuing operations	1,521	55.9	385	24.0	381	19.9

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	1,521	55.9	385	24.0	381	19.9

Minority interests	227	—	94	17.1	80	32.1

Attributable profit to the Group	1,294	34.7	291	26.4	301	17.0

Balance sheet
Customer loans (2)	64,495	27.9	14,334	12.0	22,470	21.2
Trading portfolio (w/o loans)	16,495	125.5	12,356	29.2	4,214	39.4
Available-for-sale financial assets	19,731	56.8	4,604	41.8	2,460	20.3
Due from credit institutions (2)	10,167	(37.1)	6,407	(22.3)	2,728	19.3
Intangible assets and property and equipment	3,470	46.3	407	7.2	349	1.8
Other assets	34,274	74.4	4,319	26.5	2,341	58.1

Total assets/liabilities & shareholders’ equity	148,631	37.0	42,427	12.7	34,561	24.7

Customer deposits (2)	71,466	26.0	19,317	19.4	16,666	13.8
Marketable debt securities (2)	5,540	39.1	485	(77.5)	3,887	45.6
Subordinated debt (2)	4,566	33.0	66	23.2	970	17.7
Insurance liabilities	3,960	(16.3)	320	95.6	271	97.3
Due to credit institutions (2)	26,541	76.8	7,795	(16.5)	5,593	35.2
Other liabilities	23,166	41.5	10,985	58.4	4,939	40.0
Shareholders’ equity (3)	13,393	62.4	3,459	22.4	2,236	25.4

Other customer funds under management	44,614	46.9	10,822	34.1	5,423	18.4

Mutual funds	40,476	47.6	10,709	33.5	5,370	17.4
Pension funds	—	—	—	—	—	—
Managed portfolios	4,084	53.3	—	—	—	—
Savings-insurance policies	55	(80.4)	112	120.9	53	702.8

Customer funds under management	126,186	33.5	30,690	16.0	26,946	18.6

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

(2).-	Including all on-balance sheet balances for this item

(3).-	Not including profit of the year
January — June 2010          Financial Report

40	Information by principal segments
Strategy in 2010
Grupo Santander Brazil began the year focusing on the integration process. During 2009, the emphasis was on greater efficiency, obtaining synergies and implementing the best operational and commercial practices. The results were better than initially envisaged.
Progress was made in the first quarter of 2010 in integrating the cards platform and the advertising campaign Juntos was launched, which expresses a new form of customer relations. This campaign strengthens the idea that we want to be the first choice bank for our customers, and stand out from our competitors.
In the second quarter, we advanced in training branch network teams, as well as beginning tests for the migration of systems. In the coming quarters we will make more progress in unifying the single brand and business attention.
In its striving for innovation and improving the range of services, Santander Brazil launched on March 18, 2010 a strategic alliance with the card processing company Get Net (Santander Conta Integrada). This tie up makes Santander the pioneer in selling and managing cards in Brazil. It now operates on both sides of this market: as an issuer and acquirer of cards, increasing its relation, mainly, with SMEs.
The Bank estimates it will open 150,000 new accounts by 2012, have 300 new commercial establishments as clients, obtain around BRL 5,000 million of business and reach a market share of 10% in the volume of transactions with cards.
Activity and results
As in the rest of the segments, Brazil’s figures have been restated in accordance with the criteria set out on page 24 of this report. This means that the figures here do not coincide with those published locally.
Lending increased moderately (+3% y-o-y). That to individual customers rose 11%, with mortgages up 19% and credit via cards 24%. Loans to companies, on the other hand, declined 11%.
The year-on-year evolution was impacted by the lower lending in the second half of 2009. However, the first quarter of 2010 registered moderate growth, and picked up in the second quarter (+5% and 20% on an annualised basis, with a positive performance in all lines). Lending to individuals on an annualised basis increased 18%, consumer finance 10%, SMEs and companies 19% and wholesale 22%.
On the funding side, demand deposits grew 12% year-on-year and mutual funds, increased at rates of 19%. Meanwhile, time deposits, with a policy based on the envisaged environment for rises in interest rates and reduction in institutional balances of very low return, declined 25%. Overall, savings decreased 1% year-on-year.
The market share in non-directed lending was 11.8% and 7.9% for core deposits.
In local currency, net profit before minority interests was 27.1% higher than in the first quarter of 2009. The main component of this growth was net interest income (+8.6%), which rose for the sixth consecutive quarter. Net fee income increased 2.0% improving the trend of the last quarter. Gains on financial transactions increased 4.5%.
Operating expenses rose 2.5%, well below inflation of 4.8% at June. Personnel expenses increased 3% and general expenses were flat, backed by synergies of BRL 1,446 million until June, and above the forecast of BRL 1,200 million for the first half of 2010.
Net operating income was 6.8% higher and produced a further gain in the efficiency ratio to 37.0% (+0.9 p.p. since June 2009).
Loan-loss provisions were 4.6% higher, maintaining the downward trend (+10.6% in the first quarter of 2010), due to improved credit quality.
Profit, before minority interests, was EUR 1,521 million (+27.1% y-o-y and in local currency).
After minority interests, which increased sharply from EUR 14 million in the first half of 2009 to EUR 227 million a year later, because of the IPO in the second half of last year, attributable profit was EUR 1,294 million, 34.7% more (+9.8% in local currency).
Retail Banking’s attributable profit increased 46.7%, Asset Management and Insurance’s decreased 9.9% and GBM’s was 24.0% lower due to reduced gains on financial transactions.
The recurrence ratio was 62.9% and ROE 21.0%. The NPL ratio was 5.01% and coverage 98%.
     Financial Report          January — June 2010

Information by principal segments	41
Mexico (all changes in local currency)
•	Integral risk management strengthened and emphasis on monitoring and management of recoveries.

•	Strong growth in lending after falls via credit cards in 2009.

•	Better trend in commercial revenues

•	Flat expenses for the last six quarters.

•	Lower provisions for the fourth straight quarter

•	Net operating income after loan-loss provisions rose 14.6%

•	Purchase from Bank of America of 24.9% of Santander Mexico
Santander is the third largest banking group in Mexico by business volume, with a market share in loans of 13.2% and 15.5% in savings. It has 1,092 branches and 8.8 million customers.
Economic environment
The economy showed signs of a significant recovery in the first quarter of 2010 with year-on-year GDP growth of 4.3%, led by a surge in exports (+23.6%). Private consumption grew at the moderate rate of 2.5% year-on-year, and public consumption by only 0.5%. Inflation was 3.7% in June 2010, very similar to that of December 2009, despite rises in VAT at the beginning of the year. In this context, the central bank held its key rate at 4.5% in the first half of 2010.
Growth in the system’s banking business is beginning to show signs of recovery after the sharp slowdown in 2009. Lending in the last 12 months rose 6%, fuelled by commercial credit (companies, SMEs, corporates, etc), absorbing the drop in consumer finance and cards (-12%). Bank savings increased 11%.
Strategy
The strategy in the second quarter of 2010 focused on customer linkage, particularly via the depositing of payroll cheques in accounts, the sale of credit cards in branches and of insurance. Meanwhile, particular emphasis was placed on improving the portfolio of non-performing loans through strict risk management. Business was strengthened in the segment for companies, seeking greater transaction banking by our clients and developing specific plans for attracting new customers. In accordance with this strategy, the Group increased by 442,000 the number of linked customers (+29%), which account for 23% of total customers.
In June, Santander reached agreement to buy back from Bank of America its 24.9% stake in Santander Mexico for $2,500 million in cash, giving it 99.9% control.
Activity and results
Total lending declined 5% year-on-year, because of lower cards (-35%), partly for market reasons and partly due to applying very rigorous criteria when granting loans. In addition, balances with large companies decreased 1% due to lower credit demand and more financing via bonds. Mortgages to individuals, on the other hand, increased 11%, consumer 6% and SMEs 18%. This performance was impacted by the evolution in 2009, as there was a change of trend in the second quarter, with total lending increasing 21% annualised (non-credit card holders and SMEs increased by more than 20%).
Savings increased 11%, with demand deposits and mutual funds growing 13%. Growth picked up in the second quarter (+5% or +18% annualised).
Among anchor products, the number of insurance policies was 3.8 million (+485,000). Payroll cheques paid into accounts reached 2.4 million.
In local currency, gross income declined 12.6% year-on-year strongly impacted by gains on financial transactions (62.1% less than in the first half of 2009 when there were significant capital gains in the securities portfolios).
Net interest income was 2.5% lower, in line with the slower pace of business in the financial system and in the Bank. In credit cards, the Bank is developing a strategy to improve the quality of this portfolio. The downward path in interest rates in 2009 was halted to some extent in the first months of 2010. However, in year-on-year terms, interest rates are still low and thus spreads on deposits. On the other hand, spreads on loans show a better evolution year-on-year. This has not led, however, to rises in revenues because of the lower volumes of loans, particularly via cards and in wholesale lending
Fee income remained stable in the period, with positive evolution of income from insurance and foreign trade and lower income from cards and current accounts.
Operating expenses increased 1.1%, below inflation (+3.7%). In net loan-loss provisions, the downward trend in previous quarters gained strength (48.5% lower than in the first half of 2009).
Attributable profit was 26.4% higher at EUR 291 million (+14.8% in local currency). Retail Banking’s profit increased 28.7%, while Global Wholesale Banking’s profit dropped 0.6%.
The efficiency ratio was 37.0%, the recurrence ratio 72.1% and ROE 18.5% The NPL ratio was 1.77% and coverage 257%, continuing the high levels of quality and excellent performance.
January — June 2010          Financial Report

42	Information by principal segments
Chile (all changes in local currency)
•	Support plans for customers affected by the earthquake

•	In companies and institutions, focus on the linkage model via transaction banking.

•	Faster growth in the quarter of loans and savings

•	Revenues benefited from portfolios indexed to inflation.

•	Expenses impacted by earthquake

•	Consolidation of the risk management model, reflected in a significant decline in provisions.

•	Net operating income after loan-loss provisions increased 9.6%.
Santander is the largest financial group in Chile in terms of the number of customers (3.2 million), business and results. Its market shares are 20.3% in loans and 18.4% in savings. It has 499 branches.
Economic environment
February’s earthquake hit output. GDP shrank 1.5% in the first quarter over the fourth quarter of 2009 and year-on-year growth was halved to 1.0%. Domestic demand was buoyant, however, and grew 11.1% year-on-year. Indicators for the second quarter showed production recovering quicker than expected, and as inflation is rising (1.2% in June) the central bank decided to lift its key rate by 100 b.p. to 1.5%.
Growth in the financial system’s lending was 5% higher in the last year due to the faster pace in consumer credit and cards (+5%) and in commercial credit (+3%). Bank savings also increased 9% in the last 12 months.
Strategy
Santander Chile is concentrating on business growth, fostering development of retail banking and the country’s “bankarisation”, while enhancing service quality management in order to improve the linkage levels and consolidating the progress made in 2009 in integral risk management,
Measures were taken to support customers affected by the February 27 earthquake, and the government conducted campaigns to collect funds for reconstruction.
The number of insurance policies, a risk-free product and one generating fee income, amounted to 4.6 million, consumer loans totalled 1 million and credit cards 1.6 million. Payrolls, a very binding product, increased 18% and helped to enhance the quality of the customer base and future business prospects.
The density of the branch network and the improvements in the quality of service helped to increase the number of customers by 124,000 in the last 12 months, but the main strategic focus is on boosting the number of linked ones (669,000).
Activity and results
Stronger economic growth and the positive impact of reconstruction accelerated business growth. Lending increased 8%, mortgages 10% year-on-year, consumer credit 11%, cards 23% and loans to SMEs 11%. Only lending to large companies declined. Growth in savings was only 2% due to the strategy of reducing time deposits (-11%), as demand deposits increased 30% and mutual funds 5%. Growth in lending in the second quarter over the first quarter was 4% (17% annualised) and 3% in savings (11% annualised).
The bank issued $500 million of variable interest rate bonds in the international markets, with a rating higher than that of the sovereign risk at the time and at a lower cost that the risk of Chile’s central bank. The bank’s rating risk also improved to Aa3 by Moody’s.
In results (and always in local currency), gross income was 1.9% lower than in the first half of 2009, as the performance by items was very different. Net interest income grew 15.2%, backed by inflation higher than in 2009 and by the recovery in lending. The lower interest rates in 2009 continued to have an impact.
Net fee income declined 0.3% but registered growth in that from mutual funds and insurance business. Gains on financial transactions were lower at EUR 53 million (EUR 142 million in the first half of 2009), because of capital gains not repeated in 2010.
Operating expenses increased 6.4%, higher than inflation, and impacted by the earthquake. Net loan-loss provisions declined 28.4% year-on-year, due to good risk management.
Attributable profit was 17.0% higher at EUR 301 million (+4.4% in local currency). Retail Banking’s profit rose 20.5% and Global Wholesale Banking’s dropped 18.3%.
The efficiency ratio was 35.1%, the recurrence ratio was 62.5% and ROE 26.6%. The NPL ratio was 3.31% and coverage 97%.
     Financial Report          January — June 2010

Information by principal segments	43
Argentina
Attributable profit increased 21.4% to EUR 138 million (+28.5% in local currency).
Santander Río is one of the country’s leading banks, with market shares of 10.1% in lending and 9.6% in savings. It has 316 branches and 2.2 million customers, of which 42% are linked. These figures already include BNP Paribas Argentina’s individual customers, companies and branches and added 25 b.p. to the bank’s market share.
The economy grew 6.8% year-on-year in the first quarter of 2010, driven by stronger domestic demand. Inflation rose to 11.0% in June from 7.7% in December 2009 while interest rates remained around 10%, with the Badlar at 10.3% in June. The reopening of the debt exchange which ended with an acceptance of more than 60%, signified Argentina’s return to international capital markets, combined with an improvement in its sovereign rating.
The pace of growth in savings and lending in the whole financial system was 21% and 17%, respectively, and continued to improve the quality of its balance sheet and maintain high levels of liquidity.
The Group’s strategy focused further on the return on its business franchise, with greater importance attached to customer linkage and transaction banking. Different channels continued to be promoted as a support for productivity and enhanced service quality. Lending expanded, while maintaining selective growth and we continued to ensure comfortable levels of liquidity. The branches of BNP Paribas began to be incorporated to our network.
Lending and savings increased 19% year-on-year. Of note was the 32% growth in demand deposits.
Gross income rose 11.4% in local currency, operating expenses 27.5% (due to the renegotiation of the collective bargaining agreement) limiting the growth in net operating income (+1.2%). Attributable profit increased 28.5% benefiting from the sharp decline in loan-loss provisions. The efficiency ratio was 44.3% and the recurrence ratio 92.3%. The NPL ratio was 2.09% and coverage 140%.
Uruguay
Santander is the largest private sector bank in the country in terms of profits (EUR 35 million), number of branches (42) and business (market share of 16.6% in lending and 17.0% in deposits).
The economy grew 8.9% year-on-year in the first quarter, with buoyant domestic demand, both consumption and investment. Inflation was around 6% (6.2% in June and 5.9% in December) and the central bank decided at its June meeting to maintain its key rate at 6.25%.
Growth in the financial system’s deposits and in lending recovered in the last few quarters (17% and 13%, respectively).
The strategy continued to focus on customer loyalty, paying particular attention to the model of differentiated attention for high income customers and maximising the profitability of customers with payrolls. Greater linkage of SMEs and companies was also sought through fostering greater use of transactional products and greater penetration of customers with payrolls. With the merger with ABN finished, progress is being made in technology integration in order to obtain synergies.
Lending was 10% lower and deposits fell 3%. In both cases, these lower figures in local currency are very impacted by the strengthening of Uruguayan peso against the dollar and its impact on a very dollarized balance sheet.
Gross income increased 1.9% in local currency, and operating expenses hardly changed (+0.4%). This coupled with very low provisions produced an attributable profit 26.9% higher.
The efficiency ratio is 53.1% and the recurrence ratio 33.1%. The NPL ratio was 0.29% and coverage at very high levels, underscoring another of the new bank’s strengths.
Colombia
Attributable profit was 3.0% lower in local currency at EUR 19 million, because of the higher gains on financial transactions in the first half of 2009. The Group has 76 branches, 384,000 customers and market shares of 3.0% in lending and 2.9% in savings.
The latest indicators are consistent with an upturn in the economy faster than expected (GDP: +4.4% in the first quarter) driven by domestic demand. Low inflation (2.2% in June), enabled the central bank to reduce its key rate to 3.0% (-50 b.p. in the last quarter).
Growth in lending and deposits picked up throughout the financial system, although still low (+5% and +6%, respectively).
The strategy in the second quarter mainly focused on linking high and medium income customers, credit growth and risk management and also strengthening transactional businesses. Lending increased 5% while savings declined 6% (demand deposits: +23%). The NPL ratio was 1.72% and coverage 196%.
Puerto Rico
Attributable profit was 5.5% lower at EUR 19 million in local currency because of higher corporate taxes as net operating income after provisions increased 78.3%.
Santander is one of the island’s largest financial groups, with 130 branches, 406,000 customers (21% of them linked) and market shares of 8.3% in loans, 9.9% in deposits and 23.0% in mutual funds.
The economy remained in recession, affecting both the growth of the financial system and its profitability, pressured by lower activity and higher risk premiums. The Group continued to strengthen loan loss recovery management and concentrated on selective growth in business. This was accompanied by strict control of expenses and investments.
The efficiency ratio was 46.1%, the recurrence ratio 43.6%, the NPL ratio 10.46% and coverage 59%.
Peru
Activity is focused on companies and tending to the Group’s global customers. Attributable profit was EUR 4 million.
January — June 2010          Financial Report

44	Information by principal segments
Sovereign

			Variation
Million euros	H1‘10	H1‘09(*)	Amount	(%)
Income statement
Net interest income	869	510	360	70.6

Net fees	207	179	29	16.1
Gains (losses) on financial transactions	(7)	30	(37)	—
Other operating income (1)	(34)	(59)	25	(42.3)

Gross income	1,036	660	377	57.1

Operating expenses	(456)	(436)	(20)	4.5
General administrative expenses	(403)	(382)	(20)	5.3
Personnel	(223)	(233)	9	(4.1)
Other general administrative expenses	(179)	(149)	(30)	20.0
Depreciation and amortisation	(53)	(54)	1	(1.5)

Net operating income	580	223	357	159.8

Net loan-loss provisions	(307)	(270)	(37)	13.6
Other income	(23)	(1)	(21)	—

Profit before taxes	251	(48)	299	—

Tax on profit	(79)	22	(101)	—

Profit from continuing operations	172	(26)	198	—

Net profit from discontinued operations	—	—	—	—

Consolidated profit	172	(26)	198	—

Minority interests	—	—	—	—

Attributable profit to the Group	172	(26)	198	—

Balance sheet
Customer loans (2)	39,849	37,564	2,285	6.1
Trading portfolio (w/o loans)	249	204	46	22.5
Available-for-sale financial assets	11,587	7,609	3,978	52.3
Due from credit institutions (2)	718	422	296	70.2
Intangible assets and property and equipment	481	511	(30)	(5.9)
Other assets	3,785	5,446	(1,661)	(30.5)

Total assets/liabilities & shareholders’ equity	56,669	51,756	4,914	9.5

Customer deposits (2)	33,837	34,934	(1,097)	(3.1)
Marketable debt securities (2)	13,864	10,291	3,573	34.7
Subordinated debt (2)	2,913	2,517	396	15.7
Insurance liabilities	—	—	—	—
Due to credit institutions (2)	52	1,402	(1,351)	(96.3)
Other liabilities	2,729	1,539	1,190	77.3
Shareholders’ equity (3)	3,274	1,072	2,202	205.4

Other customer funds under management	92	538	(446)	(83.0)

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	92	538	(446)	(83.0)
Savings-insurance policies	—	—	—	—

Customer funds under management	50,706	48,280	2,426	5.0

(*).-	Data February-June

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

(2).-	Including all on-balance sheet balances for this item

(3).-	Not including profit of the year
     Financial Report          January — June 2010

Information by principal segments	45
Sovereign
•	Profit generated for the third consecutive quarter, consolidating the franchise’s profitability.

•	Attributable profit in the first half was $227 million, backed by higher revenues, cost control and a slower pace of growth in provisions.

•	Improved trend in loans and focus on profitability.

•	Small improvement in credit quality: reduction in non-performing loans and higher coverage.
Sovereign’s attributable profit in the second quarter was $132 million. This was the third consecutive quarter of profits and consolidated the break even reached in the fourth quarter of 2009. The profit in the first half was $227 million.
Economic environment
Sovereign conducted its business in an economy which, despite the first signs of recovery, is still marked by the deep GDP shrinkage of previous quarters, an unemployment rate close to its recent historic high and very low interest rates.
As regards banking activity, the first quarter of 2010 registered an increase of 3% in lending over the first quarter, driven by the consolidation of securitised credit card loan balances under new accounting rules (without them, drop of 2%). On the other hand, deposits stagnant (-0.3% in the quarter), although they grew year-on-year thanks to demand deposits (+2%).
Strategy
Sovereign, with 722 branches, 2,345 ATMs and more than 1.7 million household-customers, is developing a business model focused on retail customers and companies. It operates in the northeast of the US, one of the country’s most prosperous areas, where it has significant market shares and a combined volume of loans and deposits of almost $100,000 million.
Sovereign’s integration into the Santander model offers a solid base for facing a year with signs of improvement but still marked by uncertainty. The drivers for generating consistent results in line with the objectives set in an environment of low activity are growth focused on rigorous risk management, obtaining synergies and optimising cost structures within a process of restructuring.
Results
As in other businesses, Sovereign’s financial statements have been restated in accordance with the criteria set out on page 24 of this report, and so the figures shown here do not coincide with those published locally.
Gross income in the second quarter was $682 million, net operating income $382 million and attributable profit $132 million (EUR 103 million), all of which were comfortably higher than those of any previous quarter. The drivers were higher revenues, lower expenses and controlled provisions.
On a like-for-like basis with the first half of 2009 (only February to June were recorded), gross income was 31.1% higher at $1,370 million. This was largely due to net interest income (+41.8%), whose increase was due to the repricing of loans, lower cost of deposits and ALCO management offsetting the reduced volume of lending.
Operating expenses reflect the positive impact of synergies and the optimisation of structures and are on a clear downward trend: 14.5% below the first half of 2009 on a like-for-like basis. This, coupled with revenues, produced a notable gain in efficiency from 66.1% in the first half of 2009 to 44.0% in the same period of 2010 and a strong rise in net operating income (+125.7% over the first half of 2009).
Net loan-loss provisions continued to decline, thanks to containment of non-performing loans and the recovery capacity throughout the credit cycle. This is reflected in a better evolution of credit quality than expected.
Attributable profit amounted to $227 million, consolidating the path of profits reached in the fourth quarter of 2009.
Activity
The main aspects of the second quarter were the focus on profitability and the first signs of a recovery in lending.
In lending, we centred on improved spreads in new operations and renewal of credits, reflecting the higher cost of liquidity and the risk of the environment.
As regards volumes, there has been a clear recovery since December in the most attractive mortgage segments (residential: +1%; multifamily: +17%, which offset the reduction in non-core segments and businesses. Excluding run-off loans, total lending was higher than at the end of 2009, reversing the trend.
The NPL ratio was 5.11% (5.35% at the end of 2009) and coverage rose from 62% to 67%.
In deposits, the adjustment in prices continued by improving the mix of products. The reduction in higher cost products produced a further lowering of the total cost (-18% over the first quarter), maintaining total volumes almost flat (-2%). The reduction in balances was concentrated in high cost products (retail time deposits and wholesale deposits: -7%) as retail demand deposits remained stable (+1%).
Overall, Sovereign has a comfortable liquidity situation as customer deposits and medium and long-term financing cover 120% of net loans.
January — June 2010          Financial Report

46	Information by principal segments
Corporate Activities

			Variation
Million euros	H1‘10	H1‘09	Amount	(%)
Income statement
Net interest income	(1,308)	(1,225)	(83)	6.8

Net fees	(12)	12	(24)	—
Gains (losses) on financial transactions	(129)	408	(536)	—
Dividends	30	73	(43)	(59.1)
Income from equity-accounted method	(2)	(10)	7	(74.5)
Other operating income/expenses (net)	63	29	34	115.6

Gross income	(1,358)	(713)	(646)	90.6

Operating expenses	(420)	(431)	12	(2.7)
General administrative expenses	(355)	(360)	5	(1.3)
Personnel	(134)	(161)	28	(17.1)
Other general administrative expenses	(222)	(198)	(23)	11.6
Depreciation and amortisation	(64)	(71)	7	(9.8)

Net operating income	(1,778)	(1,144)	(634)	55.4

Net loan-loss provisions	(60)	11	(72)	—
Other income	(245)	(359)	113	(31.6)

Profit before taxes (w/o capital gains)	(2,084)	(1,491)	(593)	39.8

Tax on profit	647	637	10	1.5

Profit from continuing operations (w/o capital gains)	(1,437)	(854)	(583)	68.3

Net profit from discontinued operations	(10)	—	(10)	—

Consolidated profit (w/o capital gains)	(1,447)	(854)	(594)	69.5

Minority interests	(1)	(3)	1	(50.5)

Attributable profit to the Group (w/o capital gains)	(1,446)	(851)	(595)	69.9

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	(1,446)	(851)	(595)	69.9

Balance sheet
Trading portfolio (w/o loans)	7,240	4,120	3,120	75.7
Available-for-sale financial assets	19,628	24,233	(4,605)	(19.0)
Investments	62	48	13	27.4
Goodwill	25,345	23,192	2,153	9.3
Liquidity lent to the Group	38,883	68,585	(29,702)	(43.3)
Capital assigned to Group areas	61,110	50,287	10,823	21.5
Other assets	70,172	89,701	(19,529)	(21.8)

Total assets/liabilities & shareholders’ equity	222,439	260,166	(37,727)	(14.5)

Customer deposits (1)	9,692	1,221	8,471	693.9
Marketable debt securities (1)	75,260	93,266	(18,006)	(19.3)
Subordinated debt (1)	15,311	23,463	(8,152)	(34.7)
Other liabilities	52,475	77,037	(24,561)	(31.9)
Group capital and reserves (2)	69,702	65,180	4,522	6.9

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	100,262	117,950	(17,687)	(15.0)

(1).-	Including all on-balance sheet balances for this item

(2).-	Not including profit of the year
     Financial Report          January — June 2010

Information by principal segments	47
Corporate Activities
•	This area’s results were more negative than in the first half of 2009 because of losses in gains on financial transactions.

•	Other revenues and expenses were similar.
Corporate Activities covers a series of centralised activities and acts as the Group’s holding. It manages all capital and reserves and allocations of capital and liquidity with the rest of businesses on the basis of the criteria set out on page 24 of this report.
The area made a loss of EUR 1,446 million compared to one of EUR 851 million in the first half of 2009. This was due to the losses registered in gains on financial transactions, mainly because of the hedging of exchange rates, due to the appreciation of the main currencies whose positive impact is reflected, as commented on, in the operating areas, and to the higher revenues registered in 2009 from the net results of hedging of interest rates from structural financings.
The main developments were:
•	Net interest income was EUR 1,308 million negative compared to EUR 1,225 million also negative in the first half of 2009. This increase is the result of higher financing costs.

•	Dividends dropped from EUR 73 million to EUR 30 million.

•
Income accounted for by the equity method was almost nil (loss of EUR 10 million in the first half of 2009). The difference was largely due to the recording in this line of the income in January 2009 of Sovereign, before its consolidation by global integration.

•
Gains on financial transaction, which includes those from centralised management of interest rate and currency risk of the parent bank as well as from equities, were EUR 129 million negative compared to EUR 408 million positive in the first half of 2009. The difference was due to hedges as commented on.

•	Operating expenses declined 2.7% because of lower personnel and general expenses, as well as lower amortisations.

•	Net loan-loss provisions amounted to EUR 60 million compared to a release of EUR 11 million in the first half of 2009.

•	“Other income”, which includes various provisions and writedowns, was EUR 245 million negative compared to EUR 359 million negative in the first half of 2009.

There is a temporary mismatch in this line of various allowances and writedowns for contingencies which are anticipated at the consolidated level and not recorded in the results of units until their effective materialisation. The higher figure for 2009 corresponds to the allowance of EUR 195 million for Metrovacesa (1).

As regards the area’s sub segments:
•	Equity Stakes: this centralises the management of equity stakes in financial companies.

In 2009, this line recorded a sharp fall to almost zero because of the integration by the global method of Banco Real and Sovereign, and the exit from Cepsa.

•
Financial Management: this area carries out the global functions of managing the structural exchange rate position, the structural interest rate risk and the liquidity risk. The latter is conducted through issues and securitisations. It also manages the Group’s shareholders’ equity.

This sub segment includes the cost of hedging the capital of the Group’s non-euro denominated subsidiaries, in the face of exchange-rate fluctuations.

As regards the book value, the current policy is aimed at covering the excess capital of each subsidiary on 7% of their risk-weighted assets, either through direct term positions in most cases or through a strategy of option “tunnels” that limit the losses in scenarios of significant currency depreciation.

The year’s results in currencies other than the euro are also hedged, using in each case the aforementioned strategies. In 2010 the main units with exchange-rate risk remained hedged.

The results of interest rate risk management, which is actively conducted by taking positions in the market, are also reflected. This management seeks to cushion the impact of changes in market interest rates on the bank’s net interest income and value, and is done via bonds and derivatives of high credit quality, high liquidity and low capital consumption.

As regards liquidity risk, of note is the lower needs in the current environment.

This sub segment also manages shareholders’ equity, the allocation of capital to each business unit, and the cost of financing investments. This means that the contribution to earnings is usually negative.

(1)	This was done in the first quarter of 2009 in gains on financial transactions and in the second quarter it was transferred to “other income.”
January — June 2010          Financial Report

48	Information by secondary segments
Retail Banking
•	Total revenues, net operating income and profits all set new quarterly records.

•	Small growth in business and management of spreads increased net interest income.

•	Strong growth of fee income in the last quarter

•	Rigorous discipline in costs, which remained flat on a like-for-like basis and without the exchange rate impact, produced a further gain in efficiency.

•	Risk management reflected in provisions which, although higher than in the first quarter of 2009, are very stable compared to the other quarters.
Retail Banking generated 85% of the operating areas’ total gross income and 72% of attributable profit. This was 16.4% higher than in the first half of 2009 at EUR 4,241 million, thanks to the good performance of revenues, strict control of costs and the moderate rise in provisions.
Gross income reached a new quarterly high for the second straight quarter at EUR 9,681 million (EUR 18,875 million for the first half of the year, 12.3% more than in the first half of 2009).
This was due to the 15.4% rise in net interest income, driven by moderate business growth and improved spreads. Fee income increased 8.1%, confirming the recovery pointed to in the last few quarters.
These year-on-year variations were positively impacted by the perimeter and by exchange rates. Excluding them, gross income was 2.8% higher than in the first half of 2009.
Operating expenses rose 9.5% year-on-year, but remained almost flat without perimeter and forex impact. As a result, the efficiency ratio improved again from 40.9% in the first half of 2009 to 39.9% a year later.
Net operating income was 14.3% higher at EUR 11,350 million (+4.7% excluding the perimeter and exchange rate impact).
Net loan-loss provisions increased 5.1% year-on-year, confirming the trend of stabilisation seen in the first quarter. Excluding the perimeter and forex impact, provisions were 5.3% lower.
Total lending rose 6% in the last twelve months and customer deposits increased 19%.
The performance by geographic areas reflects the varying economic environment, with lower growth in developed economies and a better macroeconomic environment in emerging countries.
Income statement and business volumes. Secondary segments

	Operating		Retail		Global		Asset Management
	business areas		Banking		Wholesale Banking		and Insurance
Million euros	H1‘10	Var (%)	H1‘10	Var (%)	H1‘10	Var (%)	H1‘10	Var (%)

Income statement
Net interest income	15,807	13.9	14,392	15.4	1,326	1.5	90	(11.3)

Net fees	4,821	6.5	3,980	8.1	631	2.4	209	(7.4)
Gains (losses) on financial transactions	1,419	(0.9)	602	(8.2)	798	4.5	19	61.2
Other operating income (1)	184	(23.8)	(100)	—	83	19.5	201	11.4

Gross income	22,232	10.7	18,875	12.3	2,838	3.0	519	(0.1)

Operating expenses	(8,391)	10.1	(7,525)	9.5	(712)	19.8	(154)	(0.4)
General administrative expenses	(7,527)	8.9	(6,743)	8.5	(646)	16.8	(138)	(1.0)
Personnel	(4,366)	9.1	(3,859)	7.8	(428)	23.8	(79)	2.3
Other general administrative expenses	(3,161)	8.8	(2,885)	9.4	(217)	5.0	(59)	(5.2)
Depreciation and amortisation	(864)	21.1	(782)	19.0	(66)	59.9	(16)	5.4

Net operating income	13,841	11.1	11,350	14.3	2,126	(1.7)	365	0.1

Net loan-loss provisions	(4,859)	4.8	(4,883)	5.1	24	150.0	(0)	(88.3)
Other income	(567)	36.0	(529)	36.1	(29)	68.4	(9)	(15.4)

Profit before taxes	8,415	13.7	5,938	21.3	2,121	(1.6)	356	0.6

Tax on profit	(2,062)	9.7	(1,394)	19.5	(570)	(4.4)	(97)	(16.8)

Profit from continuing operations	6,353	15.0	4,544	21.8	1,551	(0.5)	258	9.2

Net profit from discontinued operations	(3)	—	(3)	—	—	—	—	—

Consolidated profit	6,351	13.7	4,541	19.8	1,551	(0.5)	258	9.2

Minority interests	459	113.9	300	104.5	130	123.1	30	200.4

Attributable profit to the Group	5,891	9.7	4,241	16.4	1,421	(5.3)	229	0.9

Business volumes
Total assets	1,207,035	8.2	902,245	9.5	272,725	3.0	32,065	22.4
Customer loans	726,706	4.8	656,603	5.9	69,550	(4.3)	553	(18.2)
Customer deposits	585,608	21.4	510,790	18.8	72,399	38.9	2,419	451.9

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
     Financial Report          January — June 2010

Information by secondary segments	49
Retail Banking. Income statement

	Gross		Net operating		Attributable
	income		income		profit
Million euros	H1‘10	Var (%)	H1‘10	Var (%)	H1‘10	Var (%)

Continental Europe	6,915	(1.7)	4,319	(2.8)	1,876	(8.3)

o/w: Spain	4,206	(6.2)	2,485	(9.4)	1,245	(16.9)
Portugal	526	(3.2)	283	(4.9)	193	(15.2)

United Kingdom	2,596	10.6	1,552	18.5	798	25.0

Latin America	8,333	23.3	4,905	24.0	1,400	42.3

o/w: Brazil	5,800	34.4	3,466	39.7	790	80.0
Mexico	921	(7.0)	532	(16.8)	173	41.7
Chile	832	13.2	521	9.5	220	35.1

Sovereign	1,030	56.2	574	157.1	167	—

Total Retail Banking	18,875	12.3	11,350	14.3	4,241	16.4

•
Retail Banking in Continental Europe was the most affected by the environment. Gross income declined 1.7%, net operating income 2.8% and attributable profit dropped 8.3%, because of higher provisions and writedowns

The main drivers were moderate business volumes and falls in lending, good management of spreads in an environment of strong pressure and low interest rates, the Group’s policy of capturing deposits, control of costs (zero growth) and virtually flat loan loss provisions.

•
The profit of Retail Banking in the United Kingdom was 21.6% higher in sterling than in the first half of 2009. Growth in gross income was spurred by net interest income and lower costs, which produced another gain in efficiency to 40.2%.

•
The results of Retail Banking in Latin America came from growth in basic revenues (net interest income and fee income), control of costs compatible with business development and benefiting from Brazil’s savings from synergies, and lower loan-loss provisions. Gross income rose 4.7% and costs 4.2% both without the perimeter and forex impact, which produced a further gain in the efficiency ratio (including amortisations) to 41.1% from 41.5% in June 2009.

Net operating income after provisions grew 26.6%, while attributable profit was 22.9% higher.
The Global Private Banking division includes institutions that specialise in financial advice and asset management for high income clients (Banif in Spain, Santander Private Banking UK and Abbey International in the UK and Santander Private Banking in Latin America and Italy), as well as the units of domestic private banking in Portugal and Latin America, jointly managed with local retail banks.
The environment in which activity was developed in the first half of 2010 was very difficult. As well as the global financial crisis, interest rates were at historic lows and the stock market has been in negative territory so far this year (Ibex 35, Eurostoxx 50 and FTSE 100).
Despite the negative impact of markets, the volume of managed assets was above that at the end of 2009 on a like-for-like basis, based on capturing new business as well as on more clients. This underscored the good management and enables us to face the rest of the year with relative optimism. The volume of managed funds at the end of June was around EUR 92,000 million.
The fall in revenues, penalised in net interest income because of interest rates, was largely offset by strict control of costs (3% lower than in 2009). As a result, and despite the market environment, Private Banking generated profits before taxes of EUR 176 million in the first half, well on the way to reach the goal for the year as a whole.
The division continued to deepen and adapt its common business model, paying particular attention to the commercial processes of advice, training, career plans, homogenisation of investment strategies and discretional management and unification of products. The IT platform for management of clients is also being worked on intensely so that it is common to all units in the future. This platform is currently operating in Spain, Italy and Mexico. The rest of units will gradually join it.
This will help to enhance the quality of customer service, maintain a constant watch on portfolios to ensure they are in line with objectives, align the value offer of all units and obtain significant synergies.
January — June 2010          Financial Report

50	Information by secondary segments
Global Wholesale Banking
•	Rigorous management of risk, liquidity and capital.

•	Profits 5.3% lower than in the first half of 2009 (historic record) but 14% higher than in the second half.

•	High relative share of customer revenues, which remained solid.

•	Investment effort in order to consolidate positions and boost market share in core markets.
Strategy
In order to attain leadership positions in our core markets, by consolidating or increasing market shares already reached, the area made further investments in the first half in resources and capacity. The adjustment to structures made in 2009 and strict management of costs are enabling us to undertake this investment while maintaining an efficiency ratio that remains a reference for our peers.
This capacity and the strength of the Group’s capital and liquidity and that of its subsidiaries is allowing us, within a policy of rigorous risk management, to maintain without restrictions the high level of activity which last year enabled Santander to take over business spaces left by competitors.
Results and activity
Santander Global Banking & Markets contributed 13% of total gross income and 24% of attributable profit (EUR 1,421 million, 5.3% less than in the first half of 2009 but 14.0% higher than the second half).
This performance was noteworthy bearing in mind that the first half of 2009, a record one for revenues and profits, was an exceptionally productive period for wholesale business, thanks to spreads and very high levels of volatility. The trend toward the normalisation of both variables in 2010 lifted the value of the results obtained in the first half, backed by a customer-focused business model, the area’s global reach and its interconnection with local units.
Gross income increased 3.0% year-on-year, with similar growth in its main components (net interest income, fee income and gains on financial transactions).
Operating expenses reflected the investments made and were 19.8% higher than in the first half of 2009. The efficiency ratio was 25.1%.
Net operating income declined 1.7% to EUR 2,126 million. This lower growth, combined with the reduced and stable level of provisions, fed through to attributable profit. The higher minority interests in Brazil reduced attributable profit by 5.3%.
The results were supported by strong client revenues which were 1% lower than the record ones in the first half of 2009 but 12% more than those in the second half. This evolution, similar in the three large geographic areas, was achieved with strict management of risks, liquidity and capital.
In order to boost client revenues, we continued to deepen the global focus of business, by focusing more on the Global Customer Relation Model and fostering inter-relation between the product areas and specialised units. The Model, which concentrates management of global corporations and institutions, increased its revenues 7% over the same period of 2009.
The product areas also made progress in their increasingly global business vision which is adapted to the changing needs of markets and clients. Their performance was the following:
Global Transaction Banking
This area, which includes Cash Management, Trade Finance and Basic Financing, increased its client revenues 7% over the first half of 2009 and 16% over the second half. Growth was solid but lower than in 2009 because of lower volumes in an environment of deleveraging and lower spreads.
Trade Finance performed the best (+18%), with rises in almost all countries thanks to solid positions in our natural markets. Brazil and Spain accounted for more than two-thirds of the total.
Cash Management’s revenues were slightly lower than those of the first half but higher than in the second half. The effort to capture business volumes offset the weak growth in our core countries and the fall in interest rates.
Lastly, Basic Financing’s revenues performed similarly due to lower volumes and spreads.
Corporate Finance
This area (including Mergers and Acquisitions and Asset & Capital Structuring, -A&CS-) stepped up during the first half its efforts in origination and presentation of new ideas. This generated a larger and more solid pipeline of projects while maintaining operations in a not very favourable environment. Customer revenues were 9% lower than in the first half of 2009 and 45% above those in the second half.
     Financial Report          January — June 2010

Information by secondary segments	51
In Mergers and Acquisitions, the priority was to identify and originate larger projects with global relation clients in order to offset the general trend of paralysation and delay in many projects because of the complex economic environment. The greater activity was concentrated in the energy, telecoms and infrastructure sectors, the least affected.
In Asset & Capital Structuring, the portfolio of clients in Europe and Latin America continued to increase. Of note was the activity of Spanish Operating Lease (purchase and lease of assets) with several operations completed and mandates on transport assets; and the presentation of several wind-power projects in Spain. Also performing well was the R+D+i segment, which optimises development funds of the Spanish Industry Ministry and the Centre for Industrial Technology Development. In Brazil, the first carbon emission rights from a fuel change project in India were delivered.
Credit Markets
Credit Markets, which include origination and risk management units and distribution, with capital market instruments as well as pure loans and structured financings for the corporate, financial and public sectors, increased client revenues by 15% year-on-year and 24% above those of the second half of 2009. Good evolution by products and countries, backed by the strategy of supporting clients in the markets where the Group operates.
In loans, the second quarter saw significant refinancings in which the Group maintained reference positions in Europe and Latin America. Of note was the refinancing of the EUR 4,000 million loan to Gas Natural to acquire Unión Fenosa, in which Santander was the coordinator.
In Project Finance, Santander participated in leading operations in the energy sector which consolidated us as world leaders: the Castor Project, the largest deal in Europe in 2009, to create the third biggest underground storage space for Spain’s gas system; the first Project for Duke Energy Corp and Nuevo Pemex, the construction and operation of the first large scale cogeneration plant for PEMEX.
In bonds, Santander led some of the largest operations in Europe, both in the public (Kingdom of Spain) and private sectors (Gas Natural, Anheuser Busch Inbev, Carrefour, Société Générale, Bankinter, among others), as well as issues of Latin American clients in dollars. All of this is reflected in European league tables and the Latin American cross-border market.
Rates
The client revenues of this area (including trading activities, structuring and distribution of FX and bonds and interest rate derivatives for the Group’s wholesale and retail clients) declined 8% year-on-year but were 28% higher than in the second half of 2009. Higher business volumes in flow products, particularly with institutional clients, partly offset lower spreads resulting from the normalisation of markets.
Of note in Europe, the main area of activity, was the solid increase in sales to institutional and corporate clients, which offset the weak evolution of retail networks due to the economic downturn, particularly in Spain and Portugal. In Latin America flow products continued to grow and distribution with the retail segment in Brazil, Mexico and Chile.
Equities
The revenues of the Global Equities area (activities related to the equity markets, settlement and custody) were 13% lower than in the first half of 2009 (with a record second quarter in revenues), because of weak markets in the second quarter.
Brokerage of Equities, had solid growth of trading volumes in the beginning of the year. However, uncertainty in the markets is delaying some primary operations until the second half of the year. Instability in the markets slowed down our sales of investment and coverage solutions via derivatives, although they were 6% higher than in the first half of 2009.
Lastly, custody and settlement activity is affected by the stock market situation and the recovery in mutual fund inflows is slower than expected.
January — June 2010          Financial Report

52	Information by secondary segments
Asset Management and Insurance
•	Revenues accounted for 9% of the Group’s total operating areas.

•	Preference for deposits / liquidity continued to exert pressure on the sale of mutual funds and insurance, reducing their revenues.

•	Mutual funds and pensions: recovery of volumes but with a still limited impact on fee income.

•	Insurance: continued strengthening the global management model and development of new products
Attributable profit was EUR 229 million in the first half, 0.9% more than in the same period of 2009 (4% of the operating areas’ total) and 31% more than in the second half.
Gross income remained stable, due to fee income from funds as well as from the insurance units. Operating expenses were flat, reflecting the area’s efforts to adapt its structures to the new environment and the efforts to build global units. Net operating income amounted to EUR 365 million, the same amount as in the first half of 2009.
Total revenues contributed to the Group by asset management and insurance activities, including those recorded by the distribution networks, amounted to EUR 1,953 million, 9% of the Group’s total and 9.0% more than in the first half of 2009.
Asset Management
Santander Asset Management generated total revenues of EUR 629 million, 6.0% more than in the first half of 2009 and reflecting the gradual recovery in volumes and the rise in average commissions in the main markets thanks to the better product mix.
Volumes were weak in developed countries because of the strong preference for on-balance sheet funds, which added to the negative impact of the market on portfolios, and stronger in Latin America within a solid trend of recovery begun in 2009. Total managed assets at the end of June were EUR 124,000 million, 7% more than at the end of 2009 and 18% more than a year earlier, and also benefiting from currency revaluation.
Attributable profit was 8.6% higher than in the first half of 2009 at EUR 42 million after deducting fees paid to the networks and operating costs (-3.3% due to adjustment of structures).
The main elements by units and countries were as follows:
•	In traditional management of assets, mutual fund business continued to recover, with the incorporation of more markets and greater interest by clients and distributors, particularly in Latin America.

At the end of June, the Group managed EUR 120,000 million (+7% over the end of 2009) in mutual funds, investment companies and pension plans, 80% of which was in three large markets (Spain, Brazil and Mexico).

In Spain, the growth of Santander Asset Management begun in the fourth quarter of 2009 was interrupted by the strong appetite for on-balance sheet funds by all banks with attractive offers for savers. Management of our commercial networks focused on mixed and guaranteed funds, with a good level of acceptance by networks and clients. Of note were the capturing of EUR 2.0 billion in the range of 100x100 funds and EUR 300 million in the Santander Revalorización Activa fund. This enabled us to improve the product mix and the average commission.

The impact of markets in the second quarter brought managed assets in Spain, including pension funds, to EUR 44,000 million, 6% lower than at the end of 2009. This evolution was in line with that of the industry as a whole.
The trend in Brazil was good, with higher volumes, net sales and average commissions higher than expected. Of note was the reception given to new guaranteed products for the retail segment, in particular the fund Capital protegido 6 which surpassed placement expectations. At the end of June, managed funds amounted to more than EUR 40,000 million, 3% more than in December in local currency.
Mexico also benefited from the launch of new guaranteed funds which helped increase the volume of managed assets to EUR 11,000 million (9% more in local currency than at the end of 2009).
Of note in other markets, which account for 21% of managed assets, was the UK whose retail balance reached EUR 13,000 million at the end of June (+11% in sterling over the end of 2009), backed by increased sales through branches of multimanager funds of funds. Chile also benefited from a personal banking product (Elite), and its managed assets increased 5% year-on-year to EUR 5,400 million.
     Financial Report          January — June 2010

Information by secondary segments	53
Portugal, on the other hand, registered a decline in volumes in the second quarter after strong growth in previous quarters. The bad performance of markets and the appetite of deposits reduced total managed assets to EUR 4,800 million, 11% lower than at the end of 2009.
Lastly, and at the global level, Santander Asset Management continued to streamline the range and merger of funds in various markets. Its objective is to provide the Group’s commercial networks with simple and well-known products, with high average volumes and the focus of management teams. Progress continued to be made on developing the Luxembourg platform to unify products so that they can be distributed from any part of the world and be managed by the Group’s best teams.
•
In real estate fund management, together with the development of ordinary activity, we continued the ordered sale of the assets of Santander Banif Inmobiliario in a very demanding environment. The aim is to achieve, for the benefit of participants, the best combination of agility, price optimisation and the largest possible turnout of potential buyers.

•
In alternative management, we continued to restructure the funds and structures of Optimal Investment Services, in line with the current scant demand for this type of products and the consequent reduction in its managed assets.

•	In venture capital funds (aimed at institutional clients seeking to invest over the very long term in non-listed companies), assets remained stable at more than EUR 300 million.
Insurance
The global area of Santander Insurance generated attributable profit of EUR 186 million in the first half, 0.7% less than in the same period of 2009 and 15.4% more than the second half. The main reason for the year-on-year decline was the higher minority interests in Brazil, due to last October’s initial public offering.
Total revenues (the area’s gross income plus fee income paid to the networks) were EUR 1,324 million, 10.6% more than in the first half of 2009 (+3.0% without the exchange rate impact) and representing 6% of the operating areas’ total.
The total contribution to the Group’s results (profit before tax of the insurance companies and brokers and fees received by networks) increased 11.2% year-on-year to EUR 1,238 million (+3.8% excluding the exchange-rate impact).
Santander Insurance continued to progress in its global business model and foster the development of new products via its distribution channels, while keeping its low risk profile model and a high level of efficiency in its operations.
Total premium income was 5% lower, impacted by clients’ preference for liquidity and the consequent lower demand for savings-investment products. Premium income from protection insurance, on the other hand, increased 17%.
Continental Europe, which contributed 46% of the total, maintained its stable contribution despite the weakness of the main euro zone economies. Spain’s contribution (excluding Santander Consumer Finance) was EUR 214 million (+0.2% y-o-y), with a good performance of revenues from protection insurance which partially offset the fall in savings-investment.
Of note in Portugal was the growth in revenues from savings insurance and the increased results of the insurance company. The total contribution was EUR 72 million (+9%).
Santander Consumer Finance maintained its pace, adjusting its levels of penetration to the activity and generation of loans in each market. Its total contribution was EUR 278 million (-2%).
The UK’s total contribution was 16% lower year-on-year in sterling at EUR 95 million. This was due to lower placement of savings insurance products because of the stronger demand for other products such as structured deposits.
Latin America contributed EUR 562 million (45% of the total) and 32% more year-on-year (+12% excluding the exchange-rate impact). The greater efficiency in selling via bank branch networks and other channels, coupled with the development of simple products not linked to lending, lifted the level of activity and results.
Of note was Brazil (+15% in reales and 70% of the region’s contribution) spurred by its business plan and the new businesses acquired at the beginning of 2009. In Chile, the country’s earthquake last February had no significant impact on insurance results thanks to the Group’s reinsurance policy for this type of natural disaster.
Sovereign, in the first phases of its insurance model, already contributes EUR 17 million basically due to fee income from distribution of savings insurance.
Asset Management and Insurance. Income statement

	Gross		Net operating		Attributable
	income		income		profit
Million euros	H1‘10	Var (%)	H1‘10	Var (%)	H1‘10	Var (%)

Mutual funds	131	2.3	58	9.9	37	20.8
Pension funds	12	(25.3)	8	(33.7)	5	(36.3)
Insurance	375	0.2	299	(0.4)	186	(0.7)

Total Asset Management and Insurance	519	(0.1)	365	0.1	229	0.9

January — June 2010          Financial Report

54	Corporate Governance
Corporate Governance
Annual General Meeting of Shareholders
Banco Santander held its AGM on June 11. It was called on May 4, 38 days ahead of the meeting. As of then shareholders were able to examine on the Group’s website the proposals and the professional profiles of the directors up for appointment or re-election.
The meeting approved the appointment of Mr Ángel Jado Becerro de Bengoa and the re-election of Mr Fernando de Asúa Álvarez, Mr Alfredo Sáenz Abad, Mr Javier Botín-Sanz de Sautuola y O’Shea and Isabel Tocino Biscarolasaga.
The Board has 20 members, six of whom are executive directors and 14 non-executive directors. Of the 14, 11 are independent, two proprietary and one, in the Board’s view, is neither proprietary nor independent.
A total of 326,826 shareholders attended or were represented, with 4,596,121,057 shares (quorum of 55.854% of the Bank’s capital).
The proposals submitted by the Board were approved by an average of 96.937% of votes.
Remuneration policy
In line with the best international practices, the Board submitted to the meeting, as a separate item on the agenda and with a consultative nature, the report of the Appointments and Remuneration Committee, which the Board had approved at the committee’s proposal.
The meeting valued this initiative very favourably (approved by 94.943% of votes).
Consistent with the policy of encouraging the informed participation of shareholders at meetings, this report was published on April 30, 42 days before the meeting.
The presentation of the report on the remuneration of directors to the meeting on a consultative voting basis joined other measures adopted by the Board in the last decade, anticipating the implementation of best practices in the remuneration sphere.
In 2002, the Bank pioneered the publication in detail and itemised of the remuneration of directors, including executive ones, and in 2005 it presented for the first time to the shareholders’ meeting the report of the Appointments and Remuneration Committee. Since 2007, this report includes the remuneration policy for directors for the previous year and the one underway. In 2008, this regime of transparency became a corporate By-law.
Appointment of Mr. Manuel Soto as chairman of the Audit and Compliance Committee.
The Board agreed, at the proposal of the Appointments and Remuneration Committee, to appoint Mr Manuel Soto Serrano chairman of the Audit and Compliance Committee in place of Mr Luis Ángel Rojo Duque, who had held this post for the maximum period of four years stated in the Bank’s By-laws and in the law. Mr Rojo Duque remains a member of the committee.
Form 20-F
On June 10, 2010 Banco Santander registered before the US Securities and Exchange Commission the document known as form 20-F. For the second time, it was presented without the need to reconcile the Group’s attributable profit and net worth to the generally accepted accounting principles (US GAAP). This facilitated to shareholders and investors throughout the world the Group’s financial information under the same accounting criteria.
     Financial Report          January — June 2010

Significant events in the quarter	55
Significant events in the quarter and subsequent ones
Acquisition of the minority stake from Bank of America
Banco Santander (“Santander”) reached agreement with Bank of America to acquire the 24.9% stake held by the latter in Grupo Financiero Santander (“Banco Santander Mexico”) for $2,500 million. Following this transaction, Santander’s holding in Banco Santander Mexico is 99.9%.
It is estimated the transaction will have a positive impact of 1.3% on Santander’s earnings per share from year one and a ROI of 15% from year three, based on market consensus estimates of Banco Santander Mexico’s earnings. The estimated impact of the transaction on Santander’s core capital is -31 basis points.
The transaction is subject to regulatory authorisation and is expected to be completed in the third quarter of 2010.
Agreement with SEB Group
Banco Santander reached agreement with Skandinaviska Enskilda Banken (SEB Group) for the acquisition by its affiliate Santander Consumer Bank AG of SEB’s commercial banking business in Germany for around EUR 555 million.
The acquisition, which includes 173 branches and provides services to one million customers, will almost double the network of Santander Consumer Bank in Germany.
It is anticipated that the transaction will be concluded in 2011, once the appropriate regulatory approvals have been obtained.
Agreement with Citigroup
Grupo Santander (“Santander”) reached an agreement with Citigroup Inc. (“Citi”) to purchase $3.2 billion of CitiFinancial Auto’s auto loan portfolio at a price equal to 99% of the value of the gross receivables.
In addition, Santander and Citi entered into an agreement under which Santander will service a portfolio of $7.2 billion of auto loans that will be retained by Citi.
The transaction is subject to regulatory approvals and usual closing conditions, and is expected to close by the end of the third quarter of 2010.
Tender offer to acquire Santander BanCorp (Puerto Rico) shares completed
On July 22, 2010 Banco Santander announced the completion of the tender offer by its wholly owned subsidiary, Administración de Bancos Latinoamericanos Santander, S.L. (“Ablasa”), for all outstanding shares of common stock of Santander BanCorp (Puerto Rico) not owned by Ablasa. The tendered shares represented 7.8% of Santander Bancorp’s outstanding shares of common stock and together with the 90.6% of the outstanding shares already held by Ablasa, Ablasa now holds 98.4% of Santander BanCorp.
Ablasa intends to acquire the remaining publicly held shares through an operation on or about July 29 in Puerto Rico known as a short form merger, under which any remaining shares will be cancelled and these shareholders will receive the same offer price of $12.69 per share paid in the tender offer, without interest and less any required withholding taxes. If any shareholder who did not participate in the tender offer validly exercises the right to request a valuation by the judiciary as allowed for under Puerto Rican law, their shares will also be cancelled and they will receive the amount set by the judge.
Upon completion of the short form merger , Santander BanCorp will become a wholly owned subsidiary of Banco Santander (via Ablasa) and its shares will cease to be traded on the New York Stock Exchange and on Latibex.
Dividends
On May 1, Banco Santander paid the fourth dividend on account of the earnings for the 2009 financial year for a gross amount per share of EUR 0.221826. This brought the total nominal amount to EUR 0.60 per share. The total amount assigned to dividends was EUR 4,919 million, 2% more than the EUR 4,812 million in 2008.
The AGM in June 2010 approved, following the well received scrip dividend programme (Santander Dividendo Elección) in 2009, offering this option again in November 2010 for the payment of an amount equivalent to the second interim dividend in cash or new shares. Furthermore, depending on the level of demand and the market conditions, this option could also be offered at the usual date of payment of the third interim dividend in February 2011. The first and fourth dividends will be paid in cash.
As of August 1, the first interim dividend charged to the earnings of the 2010 financial year for a gross amount per share of 0.135234 euros will be paid. This amount is the same as the one paid in August 2009 as a first interim dividend on account of the earnings for 2009.
January — June 2010          Financial Report

56	Corporate Social Responsibility
Corporate Social Responsibility
Grupo Santander continued in the first half of 2009 to develop new initiatives within its commitment to corporate social responsibility. The main ones were:
Sustainability Report
Banco Santander published its 2009 Sustainability Report in June. This covers the main commitments in corporate social responsibility (CSR) with its stakeholders: shareholders, employees, customers, suppliers, society and the environment. And all of this through recurrent, sustainable and responsible activity. In 2009, Santander invested EUR 126 million in CSR projects, the same as in 2008.
Santander Universities
In June Universia brought together 1,057 universities from five continents at the Second International Meeting of Universia Rectors in Guadalajara, Mexico. Banco Santander committed itself to assign EUR 600 million to university projects and cooperation agreements, as well as to Universia — the world’s largest network of universities — over the next five years. This plan includes the launch of a new programme of scholarships to promote the mobility of 15,000 students and 3,000 Latin American researchers until 2015.
In this context and as part of the support which Banco Santander is giving to the international travel of students and teachers, Top Brazil and the second Edition of Top China were launched, two university exchange scholarship programmes between these two countries. Their aim is to share knowledge on climate change and urbanism. The second edition of Top China involves 10 Brazilian universities and the Shanghai Jiaotong University. Nine Chinese universities and three from Brazil are participating in the first edition of Top Brazil.
In Spain, Emilio Botín, accompanied by the Formula 1 driver Fernando Alonso, delivered 100 international travel scholarships to university students under the Formula Santander scholarship programme. These scholarships will enable 100 students to further their studies abroad. They were chosen from more than 2,000 students in 55 Spanish universities with whom the Bank cooperates.
Social and cultural actions
Santander maintained its local support programmes which foster the cultural, social and educational development of the communities in which it operates. Actions in the second quarter included the following.
In April, in Sierra Nevada (Granada), Alpine skiing lessons were held for the sixth year running for the handicapped children of employees in Spain. This year two groups of 12 children and their families participated.
In June, in order to strengthen pride in belonging to the Group and solidarity among professionals, Banco Santander held the second edition of the “Semana Santander eres tú” (“Santander is You Week”), which developed activities in various sphere in all countries where we operate: social actions, sports, the environment, health, family and training.
In Brazil, during the second quarter, more than 2,000 employees participated in the Brazil School Project to improve public education. This initiative, created 12 years ago, is a corporate volunteering programme of Grupo Santander Brazil whose aim is to strengthen relations with the communities in which it operates and help improve the quality of state schools.
The environment
Banco Santander completed the calculation of the main items it consumes and the emissions produced (water, energy, paper, etc) in its buildings throughout the world in order to establish the Group’s environmental footprints. A tool was developed to gather, calculate and consolidate all data in order to standardise the management and treatment of environmental information and have precise, reliable and traceable data. All this information has been audited by Deloitte and incorporated to the Bank’s Sustainability Report. This exercise is the basis for establishing common objectives for the improvement and reduction in the medium and long term and sharing best practices between countries and the Group’s units.
Santander participated again in the Carbon Disclosure Project, which includes filling out a questionnaire to assess the management and transparency of companies in climate change matters, a sphere where Santander, through its financing of renewable energy projects, is very active.
Banco Santander Foundation
The Foundation inaugurated the cycle of conferences Science and Society, in which well-known international scientists discuss the challenges raised in achieving a sustainable planet. The aim of the conferences is to make society more aware, seek answers and provide solutions to issues such as the manipulation of the Earth to control the climate, responsible consumption and transgenic plants.
The Foundation also sponsored the exhibition, “Crown and Archaeology, Spain, Italy and the Americas in the Enlightenment”, comprising 150 works from the collections of National Patrimony and the Royal Academy of Bellas Artes, among other Spanish cultural institutions.
Prizes and Publications
On July 8, Euromoney named Santander as the best Bank in Latin America, best bank in the UK, best bank in Spain, Portugal in Mexico and Chile, Argentina and Uruguay.
Santander was chosen, for the second year running, by the magazine Institutional Investor as the Best Company in Investor Relations of the European Banking System in 2009. The ranking, known as the All Europe Executive Team, is the result of a survey conducted by the Institutional Investor Research Group of 1,800 analysts and investors, both on the buying side and on the sell side from more than 500 institutions in Europe and the US.
     Financial Report          January — June 2010

Appendix	57
APPENDIX
•	Consolidated income statement

•	Consolidated balance sheet
NOTE:
The financial information for the first half of 2010 and 2009 (attached in appendix) comes from the consolidated summarised financial statements at these dates, drawn up in accordance with the International Accounting Standards (IAS) 34, Interim Financial Information. The accounting policies and methods used are those established by the International Financial Reporting Standards adopted by the European Union (IFRS-EU), Circular 4/2004 of the Bank of Spain and the International Financial Reporting Standards issued by the International Accounting Standards Board (IFRS-IASB).

January — June 2010          Financial Report

58	Appendix
Consolidated income statement

Thousand euros	H1‘10	H1‘09
Interest and similar income	25,223,027	27,794,494
Interest expense and similar charges	(10,723,562)	(15,138,588)

INTEREST INCOME	14,499,465	12,655,906

Income from equity instruments	191,064	240,672
Share of results of entities accounted for using the equity method	7,971	(2,932)
Fee and commission income	5,663,545	5,341,223
Fee and commission expense	(854,651)	(803,331)
Gains/ Losses on financial assets and liabilities (net)	1,193,862	2,385,192
Exchange differences (net)	96,810	(282,973)
Other operating income	3,607,469	3,545,250
Other operating expenses	(3,532,005)	(3,448,792)

GROSS OPERATING INCOME	20,873,530	19,630,215

Administrative expenses	(7,882,237)	(7,268,872)
Personnel expenses	(4,499,910)	(4,164,703)
Other general expenses	(3,382,327)	(3,104,169)
Depreciation and amortisation	(928,414)	(784,726)
Provisions (net)	(752,369)	(661,625)
Impairment losses on financial assets (net)	(5,000,515)	(4,860,673)

PROFIT FROM OPERATIONS	6,309,995	6,054,319

Impairment losses on other assets (net)	(96,802)	(32,698)
Gains / (Losses) on disposal of assets not classified as non-current assets held for sale	167,580	16,219
Negative consolidation difference	—	—
Gains / (Losses) on non-current assets held for sale not classified as discontinued operations	(49,726)	(124,855)

PROFIT/ (LOSS) BEFORE TAX	6,331,047	5,912,985

Income tax	(1,414,547)	(1,242,511)

PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS	4,916,500	4,670,474

Profit from discontinued operations (net)	(13,030)	60,645

CONSOLIDATED PROFIT FOR THE PERIOD	4,903,470	4,731,119

Profit for the period attributable to the parent	4,445,349	4,519,003
Profit attributable to minority interests	458,121	212,116

EARNINGS PER SHARE
Basic earning per share (euros)	0.5126	0.5318
Diluted earning per share (euros)	0.5095	0.5291

NOTE: The financial information in this report was approved by the Bank’s Board of Directors at its meeting on July 26, 2010, following a favourable report from the Audit and Compliance Committee on July 21, 2010. In its review, the Audit and Compliance Committee ensured that the first half information had been drawn up in accordance with the same principles and practices as the annual financial statements. In addition, the external auditing firm issued the corresponding report on the Group’s summarised statements consolidated at June 30, 2010 in the context of what is set out in Royal Decree 1362/2007.

     Financial Report          January — June 2010

Appendix	59
Consolidated balance sheet

Thousand euros	30.06.10	31.12.09	30.06.09
Assets
Cash and balances with central banks	61,056,113	34,889,413	46,334,065
Financial assets held for trading	162,540,098	135,054,321	140,148,045
Other financial assets at fair value through profit or loss	34,028,715	37,813,669	34,179,172
Available-for-sale financial assets	85,907,634	86,620,503	72,004,036
Loans and receivables	787,512,179	736,746,371	763,628,121
Held-to-maturity investments	—	—	—
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	1,995,690	1,419,841	1,806,895
Hedging derivatives	9,307,455	7,833,850	8,784,065
Non-current asets held for sale	5,716,062	5,789,189	16,473,329
Investments	200,060	164,473	196,137
Associates	200,060	164,473	196,137
Jointly controlled entities	—	—	—
Insurance contracts linked to pensions	2,718,279	2,356,151	2,406,851
Reinsurance assets	488,773	416,822	397,924
Tangible assets	9,802,434	8,995,735	8,799,575
Property, plant and equipment	8,537,723	7,904,819	7,944,447
Investment property	1,264,711	1,090,916	855,128
Intangible assets	28,379,809	25,643,414	25,452,826
Goodwill	25,344,756	22,865,056	23,192,135
Other intangible assets	3,035,053	2,778,358	2,260,691
Tax assets	22,823,464	20,654,815	20,309,639
Current	4,941,312	4,827,554	2,546,244
Deferred	17,882,152	15,827,261	17,763,395
Other assets	7,547,737	6,130,891	7,538,952

TOTAL ASSETS	1,220,024,502	1,110,529,458	1,148,459,632

Liabilities and equity
Financial liabilities held for trading	139,090,592	115,516,474	143,066,975
Other financial liabilities at fair value through profit or loss	37,922,377	42,371,301	35,400,283
Financial liabilities at amortised cost	911,635,669	823,402,745	831,920,683
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	1,200,876	806,418	752,039
Hedging derivatives	8,662,092	5,191,077	5,244,046
Liabilities associated with non-current assets held for sale	98,638	293,512	8,428,411
Liabilities under insurance contracts	10,002,138	16,916,446	20,426,808
Provisions	16,942,012	17,532,739	18,223,617
Tax liabilities	8,298,244	7,003,945	7,470,020
Current	4,075,743	3,337,444	3,095,954
Deferred	4,222,501	3,666,501	4,374,066
Other liabilities	7,753,711	7,624,159	10,681,277

TOTAL LIABILITIES	1,141,606,349	1,036,658,816	1,081,614,159

Shareholders’ equity	73,034,266	71,831,688	68,595,935
Capital or endowment fund	4,114,413	4,114,413	4,077,803
Share premium	29,305,257	29,305,257	29,308,938
Reserves	29,173,565	24,607,287	24,897,959
Other equity instruments	7,264,841	7,188,465	7,215,446
Less: Treasury shares	(156,342)	(29,755)	(320,299)
Profit for the year attributable to the Parent	4,445,349	8,942,538	4,519,003
Less: Dividends and remuneration	(1,112,817)	(2,296,517)	(1,102,915)
Valuation adjustments	(749,236)	(3,165,104)	(4,433,150)
Available-for-sale financial assets	(601,693)	645,345	693,149
Cash flow hedges	(598,573)	(255,498)	(515,657)
Hedges of net investments in foreign operations	(2,928,052)	296,686	247,795
Exchange differences	3,378,060	(3,851,826)	(4,855,803)
Non-current assets held for sale	—	189	(2,525)
Entities accounted for using the equity method	—	—	(109)
Rest valuation adjustments	1,022	—	—

Total equity attributable to the parent	72,285,030	68,666,584	64,162,785

Minority interests	6,133,123	5,204,058	2,682,688
Valuation adjustments	681,539	45,228	(219,699)
Other equity instruments	5,451,584	5,158,830	2,902,387

TOTAL EQUITY	78,418,153	73,870,642	66,845,473

TOTAL LIABILITIES AND EQUITY	1,220,024,502	1,110,529,458	1,148,459,632

Memorandum items
Contingent liabilities	62,132,453	59,256,076	67,537,615
Contingent commitments	195,221,676	163,530,756	154,578,271
January — June 2010          Financial Report

Investor Relations Ciudad Grupo Santander Edificio Pereda, 1st floor Avda de Cantabria, s/n 28660 Boadilla del Monte Madrid (Spain) Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20 Fax: 34 (91) 257 02 45 e-mail: investor@gruposantander.com
Legal Head Office: Paseo Pereda, 9-12. Santander (Spain) Teléfono: 34 (942) 20 61 00 Operational Head Office: Ciudad Grupo Santander Avda. de Cantabria, s/n 28660 Boadilla del Monte. Madrid (Spain) www.santander.com

Key consolidated data

			Variation
	H1 ‘10	H1 ‘09	Amount	%	2009
Balance sheet (million euros)
Total assets	1,220,024	1,148,460	71,565	6.2	1,110,529
Net customer loans	727,882	694,068	33,814	4.9	682,551
Customer funds under management	993,774	884,425	109,349	12.4	900,057
Shareholders’ equity	73,034	68,596	4,438	6.5	70,006
Total managed funds	1,365,893	1,271,746	94,148	7.4	1,245,420

Income statement (million euros)
Net interest income	14,499	12,656	1,844	14.6	26,299
Gross income	20,874	19,368	1,506	7.8	39,381
Net operating income	12,063	11,314	749	6.6	22,960
Profit from continuing operations	4,917	4,670	246	5.3	9,427
Attributable profit to the Group	4,445	4,519	(74)	(1.6)	8,943

EPS, profitability and efficiency (%)
EPS (euro)	0.5126	0.5318	(0.0192)	(3.6)	1.0454
Diluted EPS (euro)	0.5095	0.5291	(0.0196)	(3.7)	1.0382
ROE	12.91	14.15			13.90
ROA	0.85	0.86			0.86
RoRWA	1.70	1.77			1.74
Efficiency ratio (with amortisations)	42.2	41.6			41.7

BIS II ratios and NPL ratios (%)
Core capital	8.6	7.5			8.6
Tier I	10.1	9.4			10.1
BIS ratio	13.5	13.8			14.2
NPL ratio	3.37	2.82			3.24
NPL coverage	73	72			75

Market capitalisation and shares
Shares outstanding (millions at period-end)	8,229	8,156	73	0.9	8,229
Share price (euros)	8.740	8.560	0.180	2.1	11.550
Market capitalisation (million euros)	71,920	69,812	2,108	3.0	95,043
Book value (euro)	8.40	7.99			8.04
Price / Book value (X)	1.04	1.07			1.44
P/E ratio (X)	8.52	8.05			11.05

Other data
Number of shareholders	3,164,143	3,061,966	102,177	3.3	3,062,633
Number of employees	170,264	177,781	(7,517)	(4.2)	169,460
Continental Europe	50,461	51,013	(552)	(1.1)	49,870
o/w: Spain	33,387	33,744	(357)	(1.1)	33,262
United Kingdom	22,843	23,347	(504)	(2.2)	22,949
Latin America	86,734	92,137	(5,403)	(5.9)	85,974
Sovereign	8,386	9,594	(1,208)	(12.6)	8,847
Corporate Activities	1,840	1,690	150	8.9	1,820
Number of branches	13,671	14,108	(437)	(3.1)	13,660
Continental Europe	5,864	5,978	(114)	(1.9)	5,871
o/w: Spain	4,857	4,918	(61)	(1.2)	4,865
United Kingdom	1,328	1,329	(1)	(0.1)	1,322
Latin America	5,757	6,050	(293)	(4.8)	5,745
Sovereign	722	751	(29)	(3.9)	722

Note: The financial information in this report has approved by the Board of Directors at its meeting on July, 26 2010, following a favourable report from the Audit and Compliance Committee on July, 21 2010.

Income statement
Million euros

			Variation
	H1 ‘10	H1 ‘09	Amount	%

Net interest income	14,499	12,656	1,844	14.6

Dividends	191	241	(50)	(20.6)
Income from equity-accounted method	8	(3)	11	—
Net fees	4,809	4,538	271	6.0
Gains (losses) on financial transactions	1,291	1,840	(549)	(29.8)
Other operating income/expenses	75	96	(21)	(21.8)

Gross income	20,874	19,368	1,506	7.8

Operating expenses	(8,811)	(8,054)	(757)	9.4
General administrative expenses	(7,882)	(7,269)	(613)	8.4
Personnel	(4,500)	(4,165)	(335)	8.0
Other general administrative expenses	(3,382)	(3,104)	(278)	9.0
Depreciation and amortisation	(928)	(785)	(144)	18.3

Net operating income	12,063	11,314	749	6.6

Net loan-loss provisions	(4,919)	(4,626)	(294)	6.3
Impairment losses on other assets	(120)	(265)	145	(54.8)
Other income	(693)	(510)	(182)	35.7

Profit before taxes (w/o capital gains)	6,331	5,913	418	7.1

Tax on profit	(1,415)	(1,243)	(172)	13.8

Profit from continuing operations (w/o capital gains)	4,917	4,670	246	5.3

Net profit from discontinued operations	(13)	61	(74)	—

Consolidated profit (w/o capital gains)	4,903	4,731	172	3.6

Minority interests	458	212	246	116.0

Attributable profit to the Group (w/o capital gains)	4,445	4,519	(74)	(1.6)

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	4,445	4,519	(74)	(1.6)

EPS (euros)	0.5126	0.5318	(0.0192)	(3.6)

Diluted EPS (euros)	0.5095	0.5291	(0.0196)	(3.7)

Pro memoria:
Average total assets	1,158,412	1,099,651	58,761	5.3
Average shareholders’ equity	68,888	63,875	5,013	7.8

Quarterly
Million euros

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10

Net interest income	6,039	6,617	6,822	6,820	7,122	7,378

Dividends	87	153	94	102	47	144
Income from equity-accounted method	(13)	10	1	2	3	5
Net fees	2,164	2,374	2,291	2,252	2,326	2,483
Gains (losses) on financial transactions	862	977	777	806	724	567
Other operating income/expenses	80	16	19	29	38	38

Gross income	9,221	10,147	10,004	10,010	10,260	10,614

Operating expenses	(3,967)	(4,087)	(4,086)	(4,282)	(4,263)	(4,548)
General administrative expenses	(3,587)	(3,681)	(3,679)	(3,877)	(3,812)	(4,070)
Personnel	(2,059)	(2,106)	(2,095)	(2,190)	(2,182)	(2,317)
Other general administrative expenses	(1,529)	(1,575)	(1,583)	(1,687)	(1,629)	(1,753)
Depreciation and amortisation	(379)	(405)	(407)	(405)	(451)	(478)

Net operating income	5,254	6,060	5,918	5,728	5,997	6,066

Net loan-loss provisions	(2,209)	(2,417)	(2,574)	(2,284)	(2,436)	(2,483)
Impairment losses on other assets	(25)	(241)	(42)	(94)	(57)	(63)
Other income	(278)	(232)	(418)	(382)	(331)	(362)

Profit before taxes (w/o capital gains)	2,742	3,171	2,883	2,967	3,173	3,158

Tax on profit	(614)	(629)	(559)	(535)	(734)	(680)

Profit from continuing operations (w/o capital gains)	2,128	2,542	2,325	2,432	2,439	2,477

Net profit from discontinued operations	67	(6)	(7)	(23)	(12)	(1)

Consolidated profit (w/o capital gains)	2,195	2,536	2,318	2,409	2,427	2,476

Minority interests	99	113	97	207	212	246

Attributable profit to the Group (w/o capital gains)	2,096	2,423	2,221	2,202	2,215	2,230

Net extraordinary capital gains and allowances*	—	—	—	—	—	—

Attributable profit to the Group	2,096	2,423	2,221	2,202	2,215	2,230

EPS (euros)	0.2472	0.2846	0.2588	0.2547	0.2553	0.2574

Diluted EPS (euros)	0.2460	0.2831	0.2584	0.2508	0.2537	0.2558

(*).-	Including extraordinary capital gains and extraordinary allowances for the same amount are included, and thus the net amount is zero.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	H1 ‘10	H1 ‘09	30.06.10	31.12.09	30.06.09

US$	1.3225	1.3315	1.2271	1.4406	1.4134
Pound sterling	0.8692	0.8933	0.8175	0.8881	0.8521
Brazilian real	2.3767	2.9164	2.2082	2.5113	2.7469
New Mexican peso	16.7457	18.4346	15.7363	18.9223	18.5537
Chilean peso	694.7436	778.7737	668.0946	730.7444	749.1020
Argentine peso	5.1200	4.8362	4.8225	5.4761	5.3547

Net fees
Million euros

			Variation
	H1 ‘10	H1 ‘09	Amount	%

Commissions from services	2,756	2,631	125	4.8
Mutual & pension funds	622	592	31	5.2
Securities services	405	405	0	0.1
Insurance	1,025	910	115	12.6

Net fees	4,809	4,538	271	6.0

Operating expenses
Million euros

			Variation
	H1 ‘10	H1 ‘09	Amount	%

Personnel expenses	4,500	4,165	335	8.0
General expenses	3,382	3,104	278	9.0
Information technology	425	372	53	14.3
Communications	320	309	11	3.7
Advertising	299	293	5	1.9
Buildings and premises	759	694	65	9.4
Printed and office material	89	95	(7)	(6.8)
Taxes (other than profit tax)	181	145	36	24.7
Other expenses	1,310	1,196	114	9.5

Personnel and general expenses	7,882	7,269	613	8.4

Depreciation and amortisation	928	785	144	18.3

Total operating expenses	8,811	8,054	757	9.4

Net loan-loss provisions
Million euros

			Variation
	H1 ‘10	H1 ‘09	Amount	%

Non performing loans	5,454	5,173	281	5.4
Country-risk	(3)	(103)	101	(97.5)
Recovery of written-off assets	(532)	(444)	(88)	19.9

Total	4,919	4,626	294	6.3

Balance sheet
Million euros

			Variation
	30.06.10	30.06.09	Amount	%	31.12.09
Assets
Cash on hand and deposits at central banks	61,056	46,334	14,722	31.8	34,889
Trading portfolio	162,540	140,148	22,392	16.0	135,054
Debt securities	65,521	47,738	17,783	37.3	49,921
Customer loans	1,061	3,205	(2,144)	(66.9)	10,076
Equities	6,707	6,940	(233)	(3.4)	9,248
Trading derivatives	85,357	77,767	7,589	9.8	59,856
Deposits from credit institutions	3,895	4,498	(603)	(13.4)	5,953
Other financial assets at fair value	34,029	34,179	(150)	(0.4)	37,814
Customer loans	12,201	9,186	3,015	32.8	8,329
Other (deposits at credit institutions, debt securities and equities)	21,827	24,993	(3,166)	(12.7)	29,485
Available-for-sale financial assets	85,908	72,004	13,904	19.3	86,621
Debt securities	78,360	64,383	13,977	21.7	79,289
Equities	7,547	7,621	(74)	(1.0)	7,331
Loans	787,512	763,628	23,884	3.1	736,746
Deposits at credit institutions	61,514	64,429	(2,915)	(4.5)	57,641
Customer loans	714,619	681,677	32,942	4.8	664,146
Debt securities	11,378	17,522	(6,144)	(35.1)	14,959
Investments	200	196	4	2.0	164
Intangible assets and property and equipment	12,837	11,060	1,777	16.1	11,774
Goodwill	25,345	23,192	2,153	9.3	22,865
Other	50,597	57,718	(7,120)	(12.3)	44,602

Total assets	1,220,024	1,148,460	71,565	6.2	1,110,529

Liabilities and shareholders’ equity
Trading portfolio	139,091	143,067	(3,976)	(2.8)	115,516
Customer deposits	4,081	5,742	(1,661)	(28.9)	4,658
Marketable debt securities	512	2,713	(2,201)	(81.1)	586
Trading derivatives	82,940	77,697	5,243	6.7	58,713
Other	51,557	56,916	(5,358)	(9.4)	51,559
Other financial liabilities at fair value	37,922	35,400	2,522	7.1	42,371
Customer deposits	23,691	8,771	14,920	170.1	14,636
Marketable debt securities	6,767	2,909	3,858	132.6	4,887
Due to central banks and credit institutions	7,464	23,720	(16,256)	(68.5)	22,848
Financial liabilities at amortized cost	911,636	831,921	79,715	9.6	823,403
Due to central banks and credit institutions	80,124	86,924	(6,800)	(7.8)	73,126
Customer deposits	567,527	469,261	98,266	20.9	487,681
Marketable debt securities	205,144	215,833	(10,689)	(5.0)	206,490
Subordinated debt	35,497	41,687	(6,190)	(14.8)	36,805
Other financial liabilities	23,343	18,216	5,127	28.1	19,300
Insurance liabilities	10,002	20,427	(10,425)	(51.0)	16,916
Provisions	16,942	18,224	(1,282)	(7.0)	17,533
Other liability accounts	26,014	32,576	(6,562)	(20.1)	20,919

Total liabilities	1,141,606	1,081,614	59,992	5.5	1,036,659

Shareholders’ equity	73,034	68,596	4,438	6.5	71,832
Capital stock	4,114	4,078	37	0.9	4,114
Reserves	65,587	61,102	4,485	7.3	61,071
Attributable profit to the Group	4,445	4,519	(74)	(1.6)	8,943
Less: dividends	(1,113)	(1,103)	(10)	0.9	(2,297)
Equity adjustments by valuation	(749)	(4,433)	3,684	(83.1)	(3,165)
Minority interests	6,133	2,683	3,450	128.6	5,204

Total equity	78,418	66,845	11,573	17.3	73,871

Total liabilities and equity	1,220,024	1,148,460	71,565	6.2	1,110,529

Balance sheet
Million euros

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10
Assets
Cash on hand and deposits at central banks	36,305	46,334	25,316	34,889	48,394	61,056
Trading portfolio	157,721	140,148	132,905	135,054	146,999	162,540
Debt securities	47,401	47,738	48,212	49,921	58,256	65,521
Customer loans	6,188	3,205	4,528	10,076	1,946	1,061
Equities	5,883	6,940	7,914	9,248	8,761	6,707
Trading derivatives	92,491	77,767	66,893	59,856	71,637	85,357
Deposits from credit institutions	5,758	4,498	5,358	5,953	6,399	3,895
Other financial assets at fair value	31,189	34,179	38,742	37,814	34,311	34,029
Customer loans	8,886	9,186	12,100	8,329	8,369	12,201
Other (deposits at credit institutions, debt securities and equities)	22,303	24,993	26,642	29,485	25,942	21,827
Available-for-sale financial assets	60,693	72,004	83,085	86,621	87,587	85,908
Debt securities	53,970	64,383	75,125	79,289	80,189	78,360
Equities	6,722	7,621	7,959	7,331	7,398	7,547
Loans	744,848	763,628	719,676	736,746	742,569	787,512
Deposits at credit institutions	58,267	64,429	49,114	57,641	55,809	61,514
Customer loans	670,423	681,677	653,431	664,146	672,834	714,619
Debt securities	16,158	17,522	17,132	14,959	13,926	11,378
Investments	224	196	156	164	167	200
Intangible assets and property and equipment	11,055	11,060	11,147	11,774	12,000	12,837
Goodwill	20,719	23,192	23,474	22,865	23,602	25,345
Other	52,610	57,718	47,869	44,602	46,732	50,597

Total assets	1,115,365	1,148,460	1,082,370	1,110,529	1,142,360	1,220,024

Liabilities and shareholders’ equity
Trading portfolio	151,253	143,067	114,240	115,516	117,807	139,091
Customer deposits	9,144	5,742	4,793	4,658	4,116	4,081
Marketable debt securities	3,297	2,713	1,408	586	460	512
Trading derivatives	87,306	77,697	65,046	58,713	68,427	82,940
Other	51,507	56,916	42,993	51,559	44,804	51,557
Other financial liabilities at fair value	32,363	35,400	32,750	42,371	43,244	37,922
Customer deposits	11,251	8,771	7,841	14,636	17,316	23,691
Marketable debt securities	3,227	2,909	3,249	4,887	6,246	6,767
Deposits at credit institutions	17,885	23,720	21,661	22,848	19,682	7,464
Financial liabilities at amortized cost	811,086	831,921	802,056	823,403	850,157	911,636
Due to central banks and credit institutions	72,859	86,924	77,643	73,126	73,841	80,124
Customer deposits	456,619	469,261	458,630	487,681	515,596	567,527
Marketable debt securities	222,367	215,833	208,909	206,490	204,019	205,144
Subordinated debt	39,818	41,687	37,752	36,805	34,740	35,497
Other financial liabilities	19,422	18,216	19,122	19,300	21,961	23,343
Insurance liabilities	18,849	20,427	22,325	16,916	13,905	10,002
Provisions	17,793	18,224	18,137	17,533	17,906	16,942
Other liability accounts	22,157	32,576	23,278	20,919	23,709	26,014

Total liabilities	1,053,501	1,081,614	1,012,784	1,036,659	1,066,728	1,141,606

Shareholders’ equity	66,731	68,596	70,533	71,832	71,977	73,034
Capital stock	4,078	4,078	4,078	4,114	4,114	4,114
Reserves	65,369	61,102	60,818	61,071	69,769	65,587
Attributable profit to the Group	2,096	4,519	6,740	8,943	2,215	4,445
Less: dividends	(4,812)	(1,103)	(1,103)	(2,297)	(4,122)	(1,113)
Equity adjustments by valuation	(7,487)	(4,433)	(3,575)	(3,165)	(1,992)	(749)
Minority interests	2,620	2,683	2,628	5,204	5,647	6,133

Total equity	61,864	66,845	69,586	73,871	75,632	78,418

Total liabilities and equity	1,115,365	1,148,460	1,082,370	1,110,529	1,142,360	1,220,024

Customer loans
Million euros

			Variation
	30.06.10	30.06.09	Amount	%	31.12.09

Public sector	11,863	9,665	2,198	22.7	9,803
Other residents	224,195	228,776	(4,581)	(2.0)	222,355
Commercial bills	10,193	10,622	(429)	(4.0)	11,134
Secured loans	129,348	123,471	5,877	4.8	125,397
Other loans	84,654	94,684	(10,029)	(10.6)	85,824
Non-resident sector	510,688	470,816	39,872	8.5	468,267
Secured loans	319,425	285,771	33,654	11.8	286,381
Other loans	191,263	185,045	6,218	3.4	181,886

Gross customer loans	746,746	709,257	37,489	5.3	700,424

Loan-loss allowances	18,864	15,189	3,675	24.2	17,873

Net customer loans	727,882	694,068	33,814	4.9	682,551

Pro memoria: Doubtful loans	26,745	21,504	5,241	24.4	24,027
Public sector	42	14	28	201.9	18
Other residents	10,833	8,407	2,426	28.9	9,898
Non-resident sector	15,871	13,083	2,788	21.3	14,111

Customer loans
Million euros

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10

Public sector	7,514	9,665	9,118	9,803	10,372	11,863
Other residents	231,211	228,776	224,904	222,355	220,327	224,195
Commercial bills	11,390	10,622	9,884	11,134	9,918	10,193
Secured loans	124,421	123,471	124,104	125,397	127,747	129,348
Other loans	95,400	94,684	90,917	85,824	82,663	84,654
Non-resident sector	461,581	470,816	452,200	468,267	470,620	510,688
Secured loans	270,826	285,771	274,599	286,381	292,133	319,425
Other loans	190,754	185,045	177,601	181,886	178,487	191,263

Gross customer loans	700,306	709,257	686,223	700,424	701,319	746,746

Loan-loss allowances	14,809	15,189	16,163	17,873	18,170	18,864

Net customer loans	685,497	694,068	670,059	682,551	683,149	727,882

Pro memoria: Doubtful loans	18,683	21,504	22,349	24,027	25,059	26,745
Public sector	15	14	40	18	21	42
Other residents	7,748	8,407	8,986	9,898	10,367	10,833
Non-resident sector	10,921	13,083	13,323	14,111	14,671	15,871

Credit risk management *
Million euros

			Variation
	30.06.10	30.06.09	Amount		%	31.12.09

Non-performing loans	27,325	21,752	5,573		25.6	24,554
NPL ratio (%)	3.37	2.82	0.55	p.		3.24
Loan-loss allowances	19,911	15,727	4,184		26.6	18,497
Specific	13,232	9,564	3,668		38.4	11,770
Generic	6,679	6,163	516		8.4	6,727
NPL coverage (%)	73	72	1	p.		75
Credit cost (%) **	1.60	1.45	0.15	p.		1.57

Ordinary non-performing and doubtful loans ***	16,256	15,032	1,224		8.1	17,641
NPL ratio (%) ***	2.03	1.96	0.07	p.		2.35
NPL coverage (%) ***	122	105	18	p.		105

*	Excluding country-risk

**	Net specific allowance / computable assets

***	Excluding mortgage guarantees

Note: NPL ratio: Non-performing loans / computable assets

Credit risk management *

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10

Non-performing loans	18,968	21,752	22,666	24,554	25,512	27,325
NPL ratio (%)	2.49	2.82	3.03	3.24	3.34	3.37
Loan-loss allowances	15,166	15,727	16,619	18,497	18,898	19,911
Specific	8,905	9,564	10,550	11,770	12,219	13,232
Generic	6,261	6,163	6,069	6,727	6,679	6,679
NPL coverage (%)	80	72	73	75	74	73
Credit cost (%) **	1.34	1.45	1.56	1.57	1.58	1.60

*	Excluding country-risk

**	Net specific allowance / computable assets
Non-performing loans by quarter
Million euros

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10

Balance at beginning of period	14,191	18,968	21,752	22,666	24,554	25,512
Net additions	5,290	4,877	4,170	3,897	3,423	3,389
Increase in scope of consolidation	1,033	—	—	—	—	—
Exchange differences	211	370	(302)	610	420	1,307
Write-offs	(1,758)	(2,463)	(2,954)	(2,620)	(2,885)	(2,884)

Balance at period-end	18,968	21,752	22,666	24,554	25,512	27,325

Customer funds under management
Million euros

			Variation
	30.06.10	30.06.09	Amount	%	31.12.09

Public sector	10,988	14,089	(3,101)	(22.0)	13,293
Other residents	158,277	118,401	39,876	33.7	126,189
Demand deposits	67,025	55,873	11,152	20.0	61,000
Time deposits	77,141	44,748	32,393	72.4	49,177
REPOs	14,111	17,781	(3,669)	(20.6)	16,012
Non-resident sector	426,034	351,284	74,751	21.3	367,495
Demand deposits	216,787	188,329	28,458	15.1	195,823
Time deposits	173,737	137,586	36,151	26.3	148,485
REPOs	27,734	17,201	10,533	61.2	18,403
Public Sector	7,776	8,167	(391)	(4.8)	4,784

Customer deposits	595,300	483,774	111,526	23.1	506,976

Debt securities	212,424	221,454	(9,031)	(4.1)	211,963
Subordinated debt	35,497	41,687	(6,190)	(14.8)	36,805

On-balance-sheet customer funds	843,220	746,916	96,305	12.9	755,744

Mutual funds	113,668	94,630	19,038	20.1	105,216
Pension funds	10,662	10,706	(44)	(0.4)	11,310
Managed portfolios	21,539	17,950	3,589	20.0	18,364
Savings-insurance policies	4,685	14,223	(9,539)	(67.1)	9,422

Other customer funds under management	150,554	137,509	13,044	9.5	144,313

Customer funds under management	993,774	884,425	109,349	12.4	900,057

Mutual funds
Million euros

			Variation
	30.06.10	30.06.09	Amount	%

Spain	38,395	40,619	(2,224)	(5.5)
Portugal	3,524	3,271	253	7.7
United Kingdom	13,203	9,060	4,143	45.7
Latin America	58,546	41,681	16,866	40.5

Total	113,668	94,630	19,038	20.1

Pension funds
Million euros

			Variation
	30.06.10	30.06.09	Amount	%

Spain	9,425	9,412	14	0.1
Portugal	1,237	1,294	(57)	(4.4)

Total	10,662	10,706	(44)	(0.4)

Customer funds under management
Million euros

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10

Public sector	17,080	14,089	14,917	13,293	16,438	10,988
Other residents	119,755	118,401	116,180	126,189	130,262	158,277
Demand deposits	52,918	55,873	57,689	61,000	62,678	67,025
Time deposits	48,374	44,748	43,842	49,177	53,398	77,141
REPOs	18,463	17,781	14,649	16,012	14,185	14,111
Non-resident sector	340,180	351,284	340,165	367,495	390,329	426,034
Demand deposits	178,147	188,329	181,906	195,823	202,484	216,787
Time deposits	132,412	137,586	137,136	148,485	162,273	173,737
REPOs	23,338	17,201	16,556	18,403	21,738	27,734
Public Sector	6,282	8,167	4,567	4,784	3,833	7,776

Customer deposits	477,015	483,774	471,263	506,976	537,028	595,300

Debt securities	228,891	221,454	213,566	211,963	210,725	212,424
Subordinated debt	39,818	41,687	37,752	36,805	34,740	35,497

On-balance-sheet customer funds	745,724	746,916	722,581	755,744	782,493	843,220

Mutual funds	89,116	94,630	100,265	105,216	110,797	113,668
Pension funds	10,567	10,706	11,081	11,310	11,215	10,662
Managed portfolios	16,612	17,950	17,426	18,364	19,693	21,539
Savings-insurance policies	12,970	14,223	15,526	9,422	7,501	4,685

Other customer funds under management	129,265	137,509	144,298	144,313	149,206	150,554

Customer funds under management	874,989	884,425	866,879	900,057	931,699	993,774

Mutual funds
Million euros

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10

Spain	41,042	40,619	40,646	40,616	40,271	38,395
Portugal	2,748	3,271	3,825	3,982	4,158	3,524
United Kingdom	7,461	9,060	9,821	10,937	11,923	13,203
Latin America	37,865	41,681	45,973	49,681	54,446	58,546

Total	89,116	94,630	100,265	105,216	110,797	113,668

Pension funds
Million euros

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10

Spain	9,273	9,412	9,753	9,912	9,826	9,425
Portugal	1,294	1,294	1,328	1,398	1,389	1,237

Total	10,567	10,706	11,081	11,310	11,215	10,662

Shareholders’ equity and minority interests
Million euros

			Variation
	30.06.10	30.06.09	Amount	%	31.12.09

Capital stock	4,114	4,078	37	0.9	4,114
Additional paid-in surplus	29,305	29,309	(4)	(0.0)	29,305
Reserves	36,438	32,113	4,325	13.5	31,796
Treasury stock	(156)	(320)	164	(51.2)	(30)

Shareholders’ equity (before profit and dividends)	69,702	65,180	4,522	6.9	65,186

Attributable profit	4,445	4,519	(74)	(1.6)	8,943
Interim dividend distributed	—	—	—	—	(1,285)
Interim dividend not distributed	(1,113)	(1,103)	(10)	0.9	(2,837)

Shareholders’ equity (after retained profit)	73,034	68,596	4,438	6.5	70,006

Valuation adjustments	(749)	(4,433)	3,684	(83.1)	(3,165)
Minority interests	6,133	2,683	3,450	128.6	5,204

Total equity (after retained profit)	78,418	66,845	11,573	17.3	72,045

Preferred shares and securities in subordinated debt	8,903	10,054	(1,152)	(11.5)	7,745

Total equity and capital with the nature of financial liabilities	87,321	76,900	10,421	13.6	79,791

Computable capital and BIS II ratio
Million euros

			Variation
	30.06.10	30.06.09	Amount		%	31.12.09

Core capital	51,761	41,983	9,778		23.3	48,366
Basic capital	60,522	52,563	7,959		15.1	56,615
Supplementary capital	22,233	27,038	(4,805)		(17.8)	24,309
Deductions	(1,693)	(2,436)	743		(30.5)	(1,221)

Computable capital	81,062	77,165	3,897		5.1	79,704

Risk-weighted assets	601,518	559,421	42,097		7.5	561,684

BIS II ratio	13.5	13.8	(0.3	p.)		14.2

Tier I (before deductions)	10.1	9.4	0.7	p.		10.1

Core capital	8.6	7.5	1.1	p.		8.6

Shareholders’ equity surplus (BIS II ratio)	32,941	32,411	529		1.6	34,769

Recorded profit and loss statement
Million euros

	H1 ‘10	H1 ‘09

Net consolidated profit	4,903	4,731

Other recroded revenues/expenses	3,052	4,018

Available-for-sale financial assets	(1,315)	614
Cash flow hedges	(343)	(206)
Hedges of net investments in businesses abroad	(3,225)	(1,219)
Exchange rates differences	7,230	4,569
Other revenues/expenses	69	109
Recorded in minority interests	636	152

Total recorded revenues/expenses	7,956	8,749

Attributale to the Parent Bank	6,861	8,386
Attributale to the minority interests	1,094	364

Key data by principal segments

	Net operating income				Attributable profit to the Group
			Variation				Variation
	H1 ‘10	H1 ‘09	Amount	%	H1 ‘10	H1 ‘09	Amount	%

Income statement (million euros)
Continental Europe	5,265	5,373	(109)	(2.0)	2,553	2,706	(152)	(5.6)

o/w: Santander Branch Network	1,559	1,715	(156)	(9.1)	912	1,066	(154)	(14.4)
Banesto	746	778	(32)	(4.1)	385	416	(31)	(7.4)
Santander Consumer Finance	1,611	1,497	115	7.7	396	303	93	30.5
Portugal	380	379	0	0.1	260	285	(25)	(8.9)

United Kingdom	1,817	1,603	214	13.4	1,006	885	122	13.7

Latin America	6,179	5,259	920	17.5	2,160	1,806	354	19.6

o/w: Brazil	4,298	3,281	1,017	31.0	1,294	961	333	34.7
Mexico	757	850	(92)	(10.8)	291	230	61	26.4
Chile	647	613	34	5.5	301	257	44	17.0

Sovereign	580	223	357	159.8	172	(26)	198	—

Operating areas	13,841	12,458	1,383	11.1	5,891	5,370	521	9.7

Corporate Activities	(1,778)	(1,144)	(634)	55.4	(1,446)	(851)	(595)	69.9

Total Group	12,063	11,314	749	6.6	4,445	4,519	(74)	(1.6)

	Efficiency ratio (1)		ROE		NPL ratio *		NPL coverage *
	H1 ‘10	H1 ‘09	H1 ‘10	H1 ‘09	30.06.10	30.06.09	30.06.10	30.06.09

Ratios (%)
Continental Europe	36.3	35.3	18.60	20.12	3.85	3.10	73	75

o/w: Santander Branch Network *	39.8	37.8	25.31	27.71	4.78	3.50	53	57
Banesto	40.8	39.9	17.31	19.41	3.49	2.32	58	73
Santander Consumer Finance	26.5	27.0	10.39	9.26	5.23	5.14	111	90
Portugal	40.8	41.0	21.96	25.69	2.40	2.13	65	65

United Kingdom	38.7	41.0	29.33	30.37	1.84	1.54	41	45

Latin America	38.0	37.3	20.56	23.29	4.13	3.97	105	97

o/w: Brazil	37.0	37.9	20.97	25.71	5.01	4.75	98	92
Mexico	37.0	32.0	18.51	16.54	1.77	3.04	257	122
Chile	35.1	32.4	26.58	28.39	3.31	3.30	97	94

Sovereign	44.0	66.1	12.67	—	5.11	4.34	67	67

Operating areas	37.7	38.0	20.30	21.87	3.35	2.80	74	74

Total Group	42.2	41.6	12.91	14.15	3.37	2.82	73	72

(1)	With amortisations

*
Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of June 2010 stood at 3.65% (2.59% in June 2009) and NPL coverage was 61% (69% in June 2009).

	Employees		Branches
	30.06.10	30.06.09	30.06.10	30.06.09
Operating means
Continental Europe	50,461	51,013	5,864	5,978

o/w: Santander Branch Network	18,765	19,231	2,930	2,935
Banesto	9,750	10,063	1,768	1,819
Santander Consumer Finance	9,974	9,518	312	354
Portugal	6,215	6,532	762	775

United Kingdom	22,843	23,347	1,328	1,329

Latin America*	86,734	92,137	5,757	6,050

o/w: Brazil	51,402	50,898	3,588	3,612
Mexico	12,405	12,843	1,092	1,081
Chile	11,725	11,912	499	502

Sovereign	8,386	9,594	722	751

Operating areas	168,424	176,091	13,671	14,108

Corporate Activities	1,840	1,690

Total Group	170,264	177,781	13,671	14,108

(*).-	In July 2009, sale of Banco de Venezuela (5,600 employees; 285 branches)

Operating areas
Million euros

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	15,807	13,881	1,927	13.9
Net fees	4,821	4,526	295	6.5
Gains (losses) on financial transactions	1,419	1,432	(13)	(0.9)
Other operating income*	184	242	(57)	(23.8)

Gross income	22,232	20,080	2,151	10.7

Operating expenses	(8,391)	(7,622)	(769)	10.1
General administrative expenses	(7,527)	(6,909)	(618)	8.9
Personnel	(4,366)	(4,003)	(363)	9.1
Other general administrative expenses	(3,161)	(2,906)	(255)	8.8
Depreciation and amortisation	(864)	(713)	(151)	21.1

Net operating income	13,841	12,458	1,383	11.1

Net loan-loss provisions	(4,859)	(4,637)	(222)	4.8
Other income	(567)	(417)	(150)	36.0

Profit before taxes	8,415	7,404	1,011	13.7

Tax on profit	(2,062)	(1,880)	(182)	9.7

Profit from continuing operations	6,353	5,524	829	15.0

Net profit from discontinued operations	(3)	61	(63)	—

Consolidated profit	6,351	5,585	766	13.7

Minority interests	459	215	245	113.9

Attributable profit to the Group	5,891	5,370	521	9.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.10	30.06.09	Amount	%
Balance sheet
Customer loans**	726,706	693,092	33,614	4.8
Trading portfolio (w/o loans)	150,344	128,326	22,018	17.2
Available-for-sale financial assets	66,279	47,771	18,508	38.7
Due from credit institutions**	138,846	141,277	(2,431)	(1.7)
Intangible assets and property and equipment	11,491	9,821	1,670	17.0
Other assets	113,369	95,065	18,304	19.3

Total assets/liabilities & shareholders’ equity	1,207,035	1,115,351	91,684	8.2

Customer deposits**	585,608	482,553	103,055	21.4
Marketable debt securities**	137,164	128,189	8,975	7.0
Subordinated debt**	20,186	18,224	1,962	10.8
Insurance liabilities	10,002	20,427	(10,425)	(51.0)
Due to credit institutions**	200,686	209,032	(8,346)	(4.0)
Other liabilities	192,280	206,639	(14,359)	(6.9)
Shareholders’ equity***	61,110	50,287	10,823	21.5

Other customer funds under management	150,554	137,509	13,044	9.5

Mutual funds	113,668	94,630	19,038	20.1
Pension funds	10,662	10,706	(44)	(0.4)
Managed portfolios	21,539	17,950	3,589	20.0
Savings-insurance policies	4,685	14,223	(9,539)	(67.1)

Customer funds under management	893,512	766,475	127,036	16.6

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	20.30	21.87	(1.57	p.)
Efficiency ratio (with amortisations)	37.7	38.0	(0.3	p.)
NPL ratio	3.35	2.80	0.55	p.
NPL coverage	74	74	—
Number of employees (direct & indirect)	168,424	176,091	(7,667)		(4.4)
Number of branches	13,671	14,108	(437)		(3.1)

Operating areas
Million euros

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	6,676	7,204	7,302	7,326	7,728	8,079

Net fees	2,151	2,375	2,302	2,257	2,328	2,493
Gains (losses) on financial transactions	749	683	783	577	779	640
Other operating income*	140	102	86	94	54	131

Gross income	9,717	10,364	10,474	10,254	10,889	11,343

Operating expenses	(3,746)	(3,876)	(3,917)	(4,072)	(4,036)	(4,355)
General administrative expenses	(3,402)	(3,507)	(3,538)	(3,682)	(3,623)	(3,903)
Personnel	(1,972)	(2,031)	(2,030)	(2,110)	(2,090)	(2,276)
Other general administrative expenses	(1,430)	(1,475)	(1,508)	(1,572)	(1,533)	(1,628)
Depreciation and amortisation	(344)	(369)	(379)	(390)	(412)	(452)

Net operating income	5,970	6,488	6,556	6,182	6,853	6,988

Net loan-loss provisions	(2,211)	(2,426)	(2,536)	(2,360)	(2,398)	(2,461)
Other income	(176)	(240)	(264)	(184)	(297)	(270)

Profit before taxes	3,583	3,821	3,757	3,638	4,158	4,257

Tax on profit	(965)	(915)	(959)	(918)	(1,007)	(1,055)

Profit from continuing operations	2,617	2,907	2,798	2,719	3,151	3,202

Net profit from discontinued operations	67	(6)	(4)	(11)	(2)	(1)

Consolidated profit	2,684	2,901	2,794	2,708	3,150	3,201

Minority interests	103	112	106	200	213	246

Attributable profit to the Group	2,581	2,789	2,688	2,508	2,937	2,955

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10
Balance sheet
Customer loans**	685,236	693,092	668,426	682,245	681,956	726,706
Trading portfolio (w/o loans)	143,013	128,326	118,826	114,694	133,509	150,344
Available-for-sale financial assets	43,762	47,771	55,735	59,751	65,120	66,279
Due from credit institutions**	131,335	141,277	127,489	141,916	138,519	138,846
Intangible assets and property and equipment	9,638	9,821	9,818	10,795	10,958	11,491
Other assets	84,649	95,065	83,099	88,150	91,977	113,369

Total assets/liabilities & shareholders’ equity	1,097,633	1,115,351	1,063,394	1,097,551	1,122,039	1,207,035

Customer deposits**	474,267	482,553	470,182	503,761	526,831	585,608
Marketable debt securities**	130,084	128,189	127,534	128,869	130,648	137,164
Subordinated debt**	16,491	18,224	17,630	17,673	18,693	20,186
Insurance liabilities	18,849	20,427	22,325	16,916	13,905	10,002
Due to credit institutions**	193,782	209,032	196,819	208,889	193,964	200,686
Other liabilities	211,585	206,639	177,992	168,995	179,292	192,280
Shareholders’ equity***	52,576	50,287	50,911	52,448	58,705	61,110

Other customer funds under management	129,265	137,509	144,298	144,313	149,206	150,554

Mutual funds	89,116	94,630	100,265	105,216	110,797	113,668
Pension funds	10,567	10,706	11,081	11,310	11,215	10,662
Managed portfolios	16,612	17,950	17,426	18,364	19,693	21,539
Savings-insurance policies	12,970	14,223	15,526	9,422	7,501	4,685

Customer funds under management	750,106	766,475	759,645	794,615	825,378	893,512

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	2.45	2.80	3.06	3.21	3.32	3.35
NPL coverage	81	74	74	76	75	74

Continental Europe
Million euros

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	5,613	5,834	(221)	(3.8)

Net fees	1,906	1,995	(88)	(4.4)
Gains (losses) on financial transactions	537	284	253	88.8
Other operating income*	205	197	8	4.0

Gross income	8,262	8,311	(49)	(0.6)

Operating expenses	(2,997)	(2,938)	(60)	2.0
General administrative expenses	(2,690)	(2,659)	(31)	1.2
Personnel	(1,684)	(1,663)	(21)	1.3
Other general administrative expenses	(1,006)	(996)	(10)	1.0
Depreciation and amortisation	(307)	(279)	(29)	10.3

Net operating income	5,265	5,373	(109)	(2.0)

Net loan-loss provisions	(1,618)	(1,595)	(23)	1.4
Other income	(89)	(24)	(66)	280.1

Profit before taxes	3,557	3,755	(198)	(5.3)

Tax on profit	(945)	(969)	24	(2.5)

Profit from continuing operations	2,613	2,786	(174)	(6.2)

Net profit from discontinued operations	(3)	(27)	25	(90.4)

Consolidated profit	2,610	2,759	(149)	(5.4)

Minority interests	57	54	3	5.7

Attributable profit to the Group	2,553	2,706	(152)	(5.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.10	30.06.09	Amount		%
Balance sheet
Customer loans**	329,680	330,430	(750)		(0.2)
Trading portfolio (w/o loans)	64,038	60,724	3,314		5.5
Available-for-sale financial assets	23,497	18,303	5,195		28.4
Due from credit institutions**	92,934	81,561	11,372		13.9
Intangible assets and property and equipment	5,045	4,600	445		9.7
Other assets	21,291	21,750	(459)		(2.1)

Total assets/liabilities & shareholders’ equity	536,485	517,367	19,118		3.7

Customer deposits**	238,123	177,118	61,005		34.4
Marketable debt securities**	47,033	51,721	(4,688)		(9.1)
Subordinated debt**	2,050	2,066	(15)		(0.7)
Insurance liabilities	5,428	15,377	(9,949)		(64.7)
Due to credit institutions**	102,798	112,406	(9,608)		(8.5)
Other liabilities	113,085	131,719	(18,635)		(14.1)
Shareholders’ equity***	27,967	26,960	1,007		3.7

Other customer funds under management	62,487	72,807	(10,320)		(14.2)

Mutual funds	41,919	43,890	(1,971)		(4.5)
Pension funds	10,662	10,706	(44)		(0.4)
Managed portfolios	5,442	4,326	1,116		25.8
Savings-insurance policies	4,465	13,886	(9,421)		(67.8)

Customer funds under management	349,694	303,712	45,982		15.1

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE	18.60	20.12	(1.52	p.)
Efficiency ratio (with amortisations)	36.3	35.3	1.0	p.
NPL ratio	3.85	3.10	0.75	p.
NPL coverage	73	75	(2	p.)
Number of employees (direct & indirect)	50,461	51,013	(552)		(1.1)
Number of branches	5,864	5,978	(114)		(1.9)

Continental Europe
Million euros

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	2,902	2,932	2,875	2,747	2,855	2,758

Net fees	955	1,039	922	870	959	947
Gains (losses) on financial transactions	121	164	215	110	310	227
Other operating income*	92	105	58	108	61	144

Gross income	4,071	4,240	4,071	3,835	4,186	4,076

Operating expenses	(1,466)	(1,472)	(1,450)	(1,516)	(1,487)	(1,510)
General administrative expenses	(1,327)	(1,332)	(1,311)	(1,365)	(1,340)	(1,350)
Personnel	(835)	(828)	(816)	(827)	(832)	(851)
Other general administrative expenses	(492)	(504)	(495)	(538)	(507)	(499)
Depreciation and amortisation	(139)	(140)	(139)	(152)	(148)	(160)

Net operating income	2,605	2,769	2,620	2,319	2,699	2,565

Net loan-loss provisions	(773)	(821)	(783)	(734)	(765)	(853)
Other income	(6)	(18)	(75)	(53)	(26)	(63)

Profit before taxes	1,825	1,930	1,763	1,532	1,908	1,649

Tax on profit	(480)	(489)	(466)	(447)	(511)	(434)

Profit from continuing operations	1,346	1,440	1,297	1,085	1,397	1,216

Net profit from discontinued operations	(18)	(10)	(5)	(12)	(2)	(1)

Consolidated profit	1,328	1,431	1,292	1,073	1,395	1,215

Minority interests	26	27	23	16	27	30

Attributable profit to the Group	1,302	1,404	1,268	1,057	1,369	1,185

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10
Balance sheet
Customer loans**	331,184	330,430	324,563	322,026	321,030	329,680
Trading portfolio (w/o loans)	68,294	60,724	51,655	50,764	59,666	64,038
Available-for-sale financial assets	15,997	18,303	19,205	20,132	25,854	23,497
Due from credit institutions**	75,531	81,561	74,737	90,530	84,462	92,934
Intangible assets and property and equipment	4,610	4,600	4,588	5,054	5,018	5,045
Other assets	19,067	21,750	24,022	21,955	23,290	21,291

Total assets/liabilities & shareholders’ equity	514,682	517,367	498,770	510,461	519,319	536,485

Customer deposits**	175,325	177,118	174,208	198,144	210,851	238,123
Marketable debt securities**	51,342	51,721	53,398	50,610	48,990	47,033
Subordinated debt**	1,715	2,066	2,026	2,079	2,014	2,050
Insurance liabilities	14,564	15,377	16,646	10,287	8,695	5,428
Due to credit institutions**	95,692	112,406	112,193	117,509	111,894	102,798
Other liabilities	147,655	131,719	113,482	105,366	109,399	113,085
Shareholders’ equity***	28,391	26,960	26,817	26,466	27,476	27,967

Other customer funds under management	70,959	72,807	75,607	70,289	68,520	62,487

Mutual funds	43,790	43,890	44,471	44,598	44,429	41,919
Pension funds	10,567	10,706	11,081	11,310	11,215	10,662
Managed portfolios	3,925	4,326	4,995	5,499	5,515	5,442
Savings-insurance policies	12,677	13,886	15,061	8,882	7,362	4,465

Customer funds under management	299,340	303,712	305,239	321,122	330,376	349,694

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	2.73	3.10	3.41	3.64	3.72	3.85
NPL coverage	81	75	71	77	76	73

Santander Branch Network
Million euros

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	1,969	2,060	(91)	(4.4)

Net fees	566	621	(55)	(8.8)
Gains (losses) on financial transactions	69	84	(14)	(17.1)
Other operating income*	(15)	(7)	(7)	99.6

Gross income	2,590	2,757	(167)	(6.1)

Operating expenses	(1,031)	(1,042)	11	(1.0)
General administrative expenses	(952)	(965)	12	(1.3)
Personnel	(620)	(630)	10	(1.6)
Other general administrative expenses	(332)	(335)	2	(0.7)
Depreciation and amortisation	(79)	(78)	(1)	1.9

Net operating income	1,559	1,715	(156)	(9.1)

Net loan-loss provisions	(315)	(241)	(73)	30.4
Other income	6	(13)	19	—

Profit before taxes	1,249	1,460	(211)	(14.4)

Tax on profit	(337)	(394)	57	(14.4)

Profit from continuing operations	912	1,066	(154)	(14.4)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	912	1,066	(154)	(14.4)

Minority interests	0	0	(0)	(0.9)

Attributable profit to the Group	912	1,066	(154)	(14.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.10	30.06.09	Amount	%
Balance sheet
Customer loans**	115,196	119,708	(4,512)	(3.8)
Trading portfolio (w/o loans)	—	—	—	—
Available-for-sale financial assets	—	—	—	—
Due from credit institutions**	111	28	83	293.1
Intangible assets and property and equipment	1,211	1,212	(1)	(0.1)
Other assets	676	588	88	14.9

Total assets/liabilities & shareholders’ equity	117,195	121,537	(4,342)	(3.6)

Customer deposits**	87,808	60,539	27,269	45.0
Marketable debt securities**	—	—	—	—
Subordinated debt**	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions**	781	247	534	216.0
Other liabilities	21,214	53,246	(32,032)	(60.2)
Shareholders’ equity***	7,392	7,506	(113)	(1.5)

Other customer funds under management	27,522	34,981	(7,459)	(21.3)

Mutual funds	20,811	21,704	(893)	(4.1)
Pension funds	6,064	6,108	(44)	(0.7)
Managed portfolios	—	—	—	—
Savings-insurance policies	647	7,169	(6,522)	(91.0)

Customer funds under management	115,330	95,520	19,810	20.7

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	25.31	27.71	(2.40	p.)
Efficiency ratio (with amortisations)	39.8	37.8	2.0	p.
NPL ratio	4.78	3.50	1.28	p.
NPL coverage	53	57	(3	p.)
Number of employees (direct & indirect)	18,765	19,231	(466)		(2.4)
Number of branches	2,930	2,935	(5)		(0.2)

Santander Branch Network
Million euros

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	1,029	1,031	1,001	984	1,032	938

Net fees	308	313	283	284	290	276
Gains (losses) on financial transactions	44	40	25	19	31	38
Other operating income*	(3)	(4)	(18)	(5)	(8)	(7)

Gross income	1,378	1,379	1,290	1,281	1,345	1,245

Operating expenses	(521)	(521)	(519)	(528)	(516)	(516)
General administrative expenses	(482)	(483)	(480)	(486)	(476)	(476)
Personnel	(317)	(313)	(310)	(296)	(311)	(309)
Other general administrative expenses	(165)	(169)	(170)	(190)	(165)	(167)
Depreciation and amortisation	(39)	(39)	(39)	(42)	(40)	(40)

Net operating income	857	858	771	754	830	729

Net loan-loss provisions	(104)	(138)	(122)	(117)	(136)	(179)
Other income	(7)	(6)	(6)	7	(8)	14

Profit before taxes	747	713	643	644	685	564

Tax on profit	(202)	(193)	(174)	(174)	(185)	(152)

Profit from continuing operations	545	521	469	470	500	412

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	545	521	469	470	500	412

Minority interests	0	0	0	0	0	0

Attributable profit to the Group	545	521	469	470	500	412

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10
Balance sheet
Customer loans**	121,398	119,708	116,184	115,272	113,967	115,196
Trading portfolio (w/o loans)	—	—	—	—	—	—
Available-for-sale financial assets	—	—	—	—	—	—
Due from credit institutions**	36	28	30	21	31	111
Intangible assets and property and equipment	1,212	1,212	1,212	1,212	1,211	1,211
Other assets	644	588	601	553	638	676

Total assets/liabilities & shareholders’ equity	123,290	121,537	118,028	117,058	115,847	117,195

Customer deposits**	59,446	60,539	65,112	72,428	78,753	87,808
Marketable debt securities**	—	—	—	—	—	—
Subordinated debt**	—	—	—	—	—	—
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	245	247	304	386	583	781
Other liabilities	55,973	53,246	45,274	37,056	29,387	21,214
Shareholders’ equity***	7,626	7,506	7,338	7,188	7,125	7,392

Other customer funds under management	36,760	34,981	35,645	28,961	28,841	27,522

Mutual funds	23,429	21,704	21,572	21,660	21,325	20,811
Pension funds	6,021	6,108	6,295	6,203	6,324	6,064
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	7,309	7,169	7,778	1,098	1,192	647

Customer funds under management	96,206	95,520	100,756	101,388	107,594	115,330

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	3.14	3.50	3.86	4.38	4.65	4.78
NPL coverage	61	57	52	65	59	53

Spread	3.40	3.15	3.00	2.78	2.60	2.04

Spread loans	2.21	2.26	2.32	2.25	2.10	1.94
Spread deposits	1.19	0.89	0.68	0.53	0.50	0.10

Banesto
Million euros

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	837	868	(31)	(3.6)

Net fees	310	302	8	2.5
Gains (losses) on financial transactions	79	87	(8)	(8.9)
Other operating income*	36	38	(2)	(5.0)

Gross income	1,261	1,294	(33)	(2.6)

Operating expenses	(515)	(516)	1	(0.2)
General administrative expenses	(453)	(453)	0	(0.0)
Personnel	(338)	(343)	5	(1.4)
Other general administrative expenses	(115)	(111)	(5)	4.1
Depreciation and amortisation	(62)	(63)	1	(1.6)

Net operating income	746	778	(32)	(4.1)

Net loan-loss provisions	(175)	(174)	(1)	0.8
Other income	14	23	(9)	(38.7)

Profit before taxes	585	627	(42)	(6.7)

Tax on profit	(153)	(167)	14	(8.4)

Profit from continuing operations	432	460	(28)	(6.1)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	432	460	(28)	(6.1)

Minority interests	46	44	3	6.2

Attributable profit to the Group	385	416	(31)	(7.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.10	30.06.09	Amount	%
Balance sheet
Customer loans**	76,125	76,992	(867)	(1.1)
Trading portfolio (w/o loans)	7,339	5,702	1,638	28.7
Available-for-sale financial assets	7,693	8,941	(1,248)	(14.0)
Due from credit institutions**	27,178	16,985	10,194	60.0
Intangible assets and property and equipment	1,415	1,408	6	0.5
Other assets	6,259	7,114	(854)	(12.0)

Total assets/liabilities & shareholders’ equity	126,010	117,141	8,869	7.6

Customer deposits**	59,609	58,009	1,600	2.8
Marketable debt securities**	27,160	29,337	(2,177)	(7.4)
Subordinated debt**	1,329	1,383	(54)	(3.9)
Insurance liabilities	—	—	—	—
Due to credit institutions**	19,549	12,688	6,861	54.1
Other liabilities	13,884	11,412	2,472	21.7
Shareholders’ equity***	4,479	4,312	167	3.9

Other customer funds under management	10,131	10,270	(139)	(1.4)

Mutual funds	6,423	6,933	(510)	(7.4)
Pension funds	1,337	1,371	(34)	(2.5)
Managed portfolios	98	92	5	5.9
Savings-insurance policies	2,274	1,874	400	21.3

Customer funds under management	98,229	98,999	(770)	(0.8)

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	17.31	19.41	(2.10	p.)
Efficiency ratio (with amortisations)	40.8	39.9	0.9	p.)
NPL ratio	3.49	2.32	1.17	p.)
NPL coverage	58	73	(15	p.)
Number of employees (direct & indirect)	9,750	10,063	(313)		(3.1)
Number of branches	1,768	1,819	(51)		(2.8)

Banesto
Million euros

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	422	445	450	429	432	405

Net fees	154	148	151	154	156	153
Gains (losses) on financial transactions	47	39	42	36	43	36
Other operating income*	12	26	11	15	10	26

Gross income	635	659	654	634	641	620

Operating expenses	(258)	(259)	(260)	(256)	(257)	(258)
General administrative expenses	(226)	(227)	(229)	(227)	(225)	(228)
Personnel	(170)	(172)	(173)	(167)	(168)	(169)
Other general administrative expenses	(56)	(55)	(56)	(60)	(57)	(59)
Depreciation and amortisation	(31)	(32)	(31)	(29)	(32)	(30)

Net operating income	378	401	394	379	384	362

Net loan-loss provisions	(81)	(93)	(95)	(111)	(83)	(92)
Other income	13	10	(28)	(18)	9	5

Profit before taxes	309	318	272	250	310	275

Tax on profit	(85)	(82)	(71)	(96)	(85)	(68)

Profit from continuing operations	224	236	201	154	225	206

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	224	236	201	154	225	206

Minority interests	21	22	20	13	22	24

Attributable profit to the Group	203	213	181	141	203	182

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10
Balance sheet
Customer loans**	76,956	76,992	73,427	75,449	75,382	76,125
Trading portfolio (w/o loans)	6,737	5,702	6,112	6,857	7,977	7,339
Available-for-sale financial assets	8,283	8,941	7,591	7,837	9,097	7,693
Due from credit institutions**	17,775	16,985	18,873	23,500	21,756	27,178
Intangible assets and property and equipment	1,380	1,408	1,409	1,424	1,406	1,415
Other assets	7,108	7,114	6,862	7,332	8,182	6,259

Total assets/liabilities & shareholders’ equity	118,239	117,141	114,274	122,399	123,800	126,010

Customer deposits**	57,399	58,009	54,114	55,580	59,037	59,609
Marketable debt securities**	27,739	29,337	29,466	29,893	28,087	27,160
Subordinated debt**	1,019	1,383	1,339	1,340	1,331	1,329
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	15,844	12,688	12,941	18,362	18,162	19,549
Other liabilities	11,938	11,412	12,098	12,892	12,707	13,884
Shareholders’ equity***	4,299	4,312	4,317	4,332	4,475	4,479

Other customer funds under management	9,936	10,270	10,689	11,035	10,809	10,131

Mutual funds	6,854	6,933	7,145	7,370	7,106	6,423
Pension funds	1,354	1,371	1,421	1,416	1,405	1,337
Managed portfolios	91	92	95	115	93	98
Savings-insurance policies	1,638	1,874	2,028	2,134	2,205	2,274

Customer funds under management	96,094	98,999	95,608	97,848	99,264	98,229

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	1.96	2.32	2.62	2.97	3.13	3.49
NPL coverage	85	73	70	64	61	58

Spread	2.69	2.51	2.27	2.28	2.20	1.65

Spread loans	1.90	1.94	1.96	1.99	2.02	2.00
Spread deposits	0.79	0.57	0.31	0.29	0.18	(0.35)

Santander Consumer Finance
Million euros

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	1,729	1,610	120	7.4

Net fees	453	419	34	8.0
Gains (losses) on financial transactions	0	2	(2)	(94.1)
Other operating income*	11	18	(7)	(39.7)

Gross income	2,193	2,049	144	7.0

Operating expenses	(582)	(552)	(30)	5.4
General administrative expenses	(526)	(504)	(22)	4.4
Personnel	(270)	(251)	(19)	7.6
Other general administrative expenses	(257)	(253)	(3)	1.3
Depreciation and amortisation	(55)	(48)	(7)	15.0

Net operating income	1,611	1,497	115	7.7

Net loan-loss provisions	(969)	(1,005)	36	(3.5)
Other income	(73)	(21)	(52)	244.4

Profit before taxes	568	470	98	20.9

Tax on profit	(160)	(132)	(29)	21.9

Profit from continuing operations	408	339	69	20.5

Net profit from discontinued operations	(3)	(27)	25	(90.4)

Consolidated profit	405	311	94	30.2

Minority interests	10	8	2	19.8

Attributable profit to the Group	396	303	93	30.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.10	30.06.09	Amount	%
Balance sheet
Customer loans**	59,372	56,354	3,019	5.4
Trading portfolio (w/o loans)	1,838	147	1,692	—
Available-for-sale financial assets	802	173	629	363.9
Due from credit institutions**	7,780	8,460	(680)	(8.0)
Intangible assets and property and equipment	863	880	(17)	(1.9)
Other assets	2,950	2,689	261	9.7

Total assets/liabilities & shareholders’ equity	73,605	68,702	4,903	7.1

Customer deposits**	22,791	16,458	6,333	38.5
Marketable debt securities**	7,919	11,168	(3,249)	(29.1)
Subordinated debt**	427	419	8	1.9
Insurance liabilities	—	—	—	—
Due to credit institutions**	30,000	30,822	(822)	(2.7)
Other liabilities	4,511	2,465	2,046	83.0
Shareholders’ equity***	7,958	7,371	587	8.0

Other customer funds under management	24	24	—	—

Mutual funds	19	19	—	—
Pension funds	5	5	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	31,160	28,068	3,092	11.0

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	10.39	9.26	1.13	p.
Efficiency ratio (with amortisations)	26.5	27.0	(0.5	p.)
NPL ratio	5.23	5.14	0.09		p.
NPL coverage	111	90	20	p.
Number of employees (direct & indirect)	9,974	9,518	456			4.8
Number of branches	312	354	(42)			(11.9)

Santander Consumer Finance
Million euros

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	784	826	824	796	852	877

Net fees	202	217	223	213	216	237
Gains (losses) on financial transactions	23	(21)	(9)	(9)	3	(3)
Other operating income*	16	2	1	3	7	4

Gross income	1,025	1,024	1,039	1,003	1,078	1,115

Operating expenses	(281)	(271)	(273)	(294)	(292)	(290)
General administrative expenses	(255)	(249)	(246)	(266)	(266)	(261)
Personnel	(129)	(121)	(120)	(137)	(137)	(133)
Other general administrative expenses	(125)	(128)	(126)	(128)	(129)	(128)
Depreciation and amortisation	(27)	(22)	(27)	(28)	(26)	(29)

Net operating income	744	753	766	710	786	825

Net loan-loss provisions	(501)	(504)	(506)	(456)	(498)	(471)
Other income	(2)	(19)	(7)	(17)	(15)	(58)

Profit before taxes	241	229	253	237	273	296

Tax on profit	(64)	(68)	(72)	(70)	(77)	(83)

Profit from continuing operations	177	162	181	167	195	213

Net profit from discontinued operations	(18)	(10)	(5)	(12)	(2)	(1)

Consolidated profit	159	152	175	155	194	212

Minority interests	5	3	2	2	4	5

Attributable profit to the Group	155	149	173	153	189	206

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10
Balance sheet
Customer loans**	57,584	56,354	56,097	56,869	58,198	59,372
Trading portfolio (w/o loans)	643	147	266	1,152	768	1,838
Available-for-sale financial assets	154	173	170	481	453	802
Due from credit institutions**	8,100	8,460	7,963	6,838	7,283	7,780
Intangible assets and property and equipment	904	880	856	852	842	863
Other assets	2,381	2,689	3,099	2,803	2,694	2,950

Total assets/liabilities & shareholders’ equity	69,766	68,702	68,452	68,994	70,237	73,605

Customer deposits**	15,917	16,458	16,898	22,355	23,114	22,791
Marketable debt securities**	11,839	11,168	11,102	7,395	6,872	7,919
Subordinated debt**	427	419	413	464	424	427
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	32,058	30,822	29,835	27,619	28,814	30,000
Other liabilities	2,215	2,465	2,821	3,707	3,516	4,511
Shareholders’ equity***	7,310	7,371	7,382	7,454	7,498	7,958

Other customer funds under management	24	24	24	24	24	24

Mutual funds	19	19	19	19	19	19
Pension funds	5	5	5	5	5	5
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—

Customer funds under management	28,207	28,068	28,437	30,238	30,433	31,160

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	4.64	5.14	5.46	5.39	5.12	5.23
NPL coverage	89	90	92	97	108	111
Spread loans	4.39	4.54	4.67	4.77	4.80	4.85

Portugal
Million euros

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	373	404	(31)	(7.6)

Net fees	188	171	17	10.2
Gains (losses) on financial transactions	54	40	14	35.5
Other operating income*	26	29	(3)	(10.6)

Gross income	641	644	(2)	(0.3)

Operating expenses	(261)	(264)	3	(1.0)
General administrative expenses	(226)	(229)	3	(1.2)
Personnel	(156)	(156)	(0)	0.0
Other general administrative expenses	(70)	(73)	3	(3.7)
Depreciation and amortisation	(36)	(36)	(0)	0.1

Net operating income	380	379	0	0.1

Net loan-loss provisions	(59)	(43)	(16)	36.9
Other income	(9)	5	(14)	—

Profit before taxes	312	342	(30)	(8.7)

Tax on profit	(52)	(56)	4	(7.3)

Profit from continuing operations	260	286	(26)	(9.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	260	286	(26)	(9.0)

Minority interests	0	1	(0)	(45.2)

Attributable profit to the Group	260	285	(25)	(8.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.10	30.06.09	Amount	%
Balance sheet
Customer loans**	33,262	32,420	842	2.6
Trading portfolio (w/o loans)	1,737	1,388	350	25.2
Available-for-sale financial assets	6,728	1,935	4,793	247.6
Due from credit institutions**	5,205	5,424	(219)	(4.0)
Intangible assets and property and equipment	480	470	10	2.1
Other assets	4,692	4,761	(69)	(1.5)

Total assets/liabilities & shareholders’ equity	52,104	46,398	5,706	12.3

Customer deposits**	18,360	15,708	2,652	16.9
Marketable debt securities**	10,172	9,253	918	9.9
Subordinated debt**	254	263	(9)	(3.4)
Insurance liabilities	2,465	4,397	(1,933)	(43.9)
Due to credit institutions**	17,990	13,437	4,552	33.9
Other liabilities	682	1,403	(720)	(51.4)
Shareholders’ equity***	2,182	1,936	246	12.7

Other customer funds under management	7,267	9,022	(1,756)	(19.5)

Mutual funds	3,524	3,271	253	7.7
Pension funds	1,237	1,294	(57)	(4.4)
Managed portfolios	129	152	(23)	(15.0)
Savings-insurance policies	2,377	4,306	(1,929)	(44.8)

Customer funds under management	36,053	34,247	1,806	5.3

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	21.96	25.69	(3.73	p.)
Efficiency ratio (with amortisations)	40.8	41.0	(0.2	p.)
NPL ratio	2.40	2.13	0.27	p.
NPL coverage	65	65	(0	p.)
Number of employees (direct & indirect)	6,215	6,532	(317)		(4.9)
Number of branches	762	775	(13)		(1.7)

Portugal
Million euros

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	207	197	196	193	188	186

Net fees	91	80	88	85	94	94
Gains (losses) on financial transactions	14	26	24	17	25	29
Other operating income*	16	13	7	15	14	12

Gross income	328	315	316	310	320	321

Operating expenses	(131)	(133)	(141)	(139)	(129)	(133)
General administrative expenses	(113)	(115)	(123)	(118)	(111)	(115)
Personnel	(78)	(78)	(82)	(80)	(77)	(79)
Other general administrative expenses	(35)	(37)	(41)	(38)	(34)	(36)
Depreciation and amortisation	(18)	(18)	(18)	(21)	(17)	(18)

Net operating income	197	182	175	171	192	188

Net loan-loss provisions	(12)	(31)	(19)	(29)	(16)	(43)
Other income	(6)	12	(4)	7	(8)	(1)

Profit before taxes	179	163	153	149	168	144

Tax on profit	(34)	(21)	(25)	(30)	(31)	(20)

Profit from continuing operations	144	142	127	119	137	123

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	144	142	127	119	137	123

Minority interests	0	0	0	0	0	0

Attributable profit to the Group	144	141	127	119	137	123

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10
Balance sheet
Customer loans**	32,414	32,420	32,875	32,294	32,317	33,262
Trading portfolio (w/o loans)	1,696	1,388	1,477	1,286	1,533	1,737
Available-for-sale financial assets	1,352	1,935	3,331	3,867	7,786	6,728
Due from credit institutions**	4,297	5,424	4,665	5,630	4,604	5,205
Intangible assets and property and equipment	483	470	478	486	487	480
Other assets	4,512	4,761	4,606	4,867	4,961	4,692

Total assets/liabilities & shareholders’ equity	44,755	46,398	47,432	48,430	51,687	52,104

Customer deposits**	15,332	15,708	14,727	14,946	16,609	18,360
Marketable debt securities**	9,571	9,253	10,983	11,677	12,413	10,172
Subordinated debt**	254	263	270	254	253	254
Insurance liabilities	4,175	4,397	4,706	4,794	3,187	2,465
Due to credit institutions**	11,557	13,437	13,153	13,672	15,626	17,990
Other liabilities	1,391	1,403	1,608	1,326	992	682
Shareholders’ equity***	2,475	1,936	1,987	1,762	2,607	2,182

Other customer funds under management	7,909	9,022	10,034	10,191	8,747	7,267

Mutual funds	2,748	3,271	3,825	3,982	4,158	3,524
Pension funds	1,294	1,294	1,328	1,398	1,389	1,237
Managed portfolios	138	152	264	122	127	129
Savings-insurance policies	3,730	4,306	4,618	4,689	3,073	2,377

Customer funds under management	33,066	34,247	36,013	37,068	38,022	36,053

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	1.87	2.13	2.04	2.27	2.32	2.40
NPL coverage	71	65	68	65	64	65

Spread (Retail Banking)	2.35	2.15	2.12	1.95	1.85	1.92
Spread loans	1.61	1.70	1.72	1.73	1.76	1.82
Spread deposits	0.74	0.45	0.40	0.22	0.09	0.10

United Kingdom
Million euros

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	2,209	1,912	296	15.5

Net fees	472	479	(7)	(1.4)
Gains (losses) on financial transactions	269	313	(44)	(14.1)
Other operating income*	11	13	(2)	(14.1)

Gross income	2,961	2,718	244	9.0

Operating expenses	(1,145)	(1,115)	(30)	2.7
General administrative expenses	(1,000)	(1,001)	1	(0.1)
Personnel	(605)	(577)	(28)	4.9
Other general administrative expenses	(395)	(424)	29	(6.9)
Depreciation and amortisation	(145)	(114)	(31)	27.3

Net operating income	1,817	1,603	214	13.4

Net loan-loss provisions	(450)	(408)	(42)	10.2
Other income	(3)	1	(3)	—

Profit before taxes	1,364	1,195	169	14.2

Tax on profit	(358)	(310)	(48)	15.4

Profit from continuing operations	1,006	885	122	13.7

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,006	885	122	13.7

Minority interests	0	—	0	—

Attributable profit to the Group	1,006	885	122	13.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.10	30.06.09	Amount	%
Balance sheet
Customer loans**	240,573	227,793	12,779	5.6
Trading portfolio (w/o loans)	49,731	44,482	5,249	11.8
Available-for-sale financial assets	986	919	68	7.4
Due from credit institutions**	22,230	31,155	(8,925)	(28.6)
Intangible assets and property and equipment	1,465	1,387	78	5.6
Other assets	41,343	29,234	12,109	41.4

Total assets/liabilities & shareholders’ equity	356,327	334,970	21,357	6.4

Customer deposits**	185,762	162,882	22,880	14.0
Marketable debt securities**	66,180	57,104	9,076	15.9
Subordinated debt**	9,395	9,144	251	2.7
Insurance liabilities	1	3	(1)	(55.1)
Due to credit institutions**	54,713	65,090	(10,377)	(15.9)
Other liabilities	32,890	34,593	(1,702)	(4.9)
Shareholders’ equity***	7,384	6,154	1,230	20.0

Other customer funds under management	13,203	9,060	4,143	45.7

Mutual funds	13,203	9,060	4,143	45.7
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	274,541	238,190	36,351	15.3

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	29.33	30.37	(1.04	p.)
Efficiency ratio (with amortisations)	38.7	41.0	(2.3	p.)
NPL ratio	1.84	1.54	0.30	p.
NPL coverage	41	45	(5	p.)
Number of employees (direct & indirect)	22,843	23,347	(504)		(2.2)
Number of branches	1,328	1,329	(1)		(0.1)

United Kingdom
Million euros

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	908	1,004	1,019	1,002	1,081	1,127

Net fees	235	244	280	235	228	244
Gains (losses) on financial transactions	156	158	100	93	133	136
Other operating income*	7	6	9	5	6	6

Gross income	1,306	1,412	1,408	1,334	1,448	1,513

Operating expenses	(550)	(565)	(564)	(550)	(557)	(588)
General administrative expenses	(498)	(503)	(502)	(493)	(485)	(515)
Personnel	(288)	(288)	(297)	(296)	(288)	(317)
Other general administrative expenses	(210)	(214)	(205)	(197)	(197)	(198)
Depreciation and amortisation	(52)	(62)	(62)	(57)	(71)	(74)

Net operating income	756	847	844	784	892	925

Net loan-loss provisions	(208)	(200)	(246)	(226)	(230)	(220)
Other income	1	(0)	(3)	20	(5)	2

Profit before taxes	548	647	594	578	657	707

Tax on profit	(139)	(171)	(165)	(166)	(178)	(180)

Profit from continuing operations	409	475	430	412	480	527

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	409	475	430	412	480	527

Minority interests	—	—	0	0	0	0

Attributable profit to the Group	409	475	430	412	480	527

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10
Balance sheet
Customer loans**	212,624	227,793	215,569	227,713	220,335	240,573
Trading portfolio (w/o loans)	50,250	44,482	44,785	41,245	46,078	49,731
Available-for-sale financial assets	840	919	874	897	907	986
Due from credit institutions**	28,889	31,155	27,027	28,745	33,147	22,230
Intangible assets and property and equipment	1,227	1,387	1,317	1,424	1,374	1,465
Other assets	26,359	29,234	24,854	24,522	22,980	41,343

Total assets/liabilities & shareholders’ equity	320,190	334,970	314,427	324,546	324,821	356,327

Customer deposits**	148,338	162,882	159,094	166,607	168,649	185,762
Marketable debt securities**	57,854	57,104	56,592	58,611	60,458	66,180
Subordinated debt**	8,800	9,144	8,569	8,577	8,703	9,395
Insurance liabilities	2	3	3	3	2	1
Due to credit institutions**	62,952	65,090	53,716	57,879	51,010	54,713
Other liabilities	36,581	34,593	30,820	26,946	29,242	32,890
Shareholders’ equity***	5,662	6,154	5,632	5,923	6,756	7,384

Other customer funds under management	7,461	9,060	9,821	10,937	11,923	13,203

Mutual funds	7,461	9,060	9,821	10,937	11,923	13,203
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—

Customer funds under management	222,454	238,190	234,077	244,731	249,733	274,541

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	1.25	1.54	1.65	1.71	1.87	1.84
NPL coverage	56	45	48	44	40	41

Spread (Retail Banking)	2.04	2.22	2.25	2.31	2.31	2.31

Spread loans	1.13	1.44	1.67	1.82	1.90	2.01
Spread deposits	0.91	0.78	0.58	0.49	0.41	0.30

United Kingdom
Million pound sterling

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	1,920	1,708	212	12.4

Net fees	410	428	(17)	(4.0)
Gains (losses) on financial transactions	234	280	(46)	(16.4)
Other operating income*	10	12	(2)	(16.4)

Gross income	2,574	2,428	147	6.0

Operating expenses	(995)	(996)	1	(0.1)
General administrative expenses	(869)	(894)	25	(2.8)
Personnel	(526)	(515)	(11)	2.1
Other general administrative expenses	(343)	(379)	36	(9.4)
Depreciation and amortisation	(126)	(102)	(24)	23.9

Net operating income	1,579	1,432	148	10.3

Net loan-loss provisions	(391)	(365)	(26)	7.2
Other income	(2)	1	(3)	—

Profit before taxes	1,186	1,067	118	11.1

Tax on profit	(311)	(277)	(34)	12.3

Profit from continuing operations	875	790	84	10.7

Net profit from discontinued operations	—	—	—	—

Consolidated profit	875	790	84	10.7

Minority interests	0	—	0	—

Attributable profit to the Group	875	790	84	10.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.10	30.06.09	Amount	%
Balance sheet
Customer loans**	196,656	194,103	2,553	1.3
Trading portfolio (w/o loans)	40,652	37,903	2,749	7.3
Available-for-sale financial assets	806	783	23	3.0
Due from credit institutions**	18,172	26,547	(8,375)	(31.5)
Intangible assets and property and equipment	1,198	1,182	15	1.3
Other assets	33,796	24,910	8,885	35.7

Total assets/liabilities & shareholders’ equity	291,279	285,428	5,851	2.1

Customer deposits**	151,851	138,792	13,060	9.4
Marketable debt securities**	54,099	48,658	5,441	11.2
Subordinated debt**	7,680	7,792	(112)	(1.4)
Insurance liabilities	1	2	(1)	(57.0)
Due to credit institutions**	44,725	55,463	(10,738)	(19.4)
Other liabilities	26,886	29,477	(2,590)	(8.8)
Shareholders’ equity***	6,036	5,244	792	15.1

Other customer funds under management	10,793	7,720	3,073	39.8

Mutual funds	10,793	7,720	3,073	39.8
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	224,423	202,962	21,462	10.6

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

United Kingdom
Million pound sterling

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	825	883	888	905	960	960

Net fees	213	214	244	212	202	208
Gains (losses) on financial transactions	141	139	86	85	118	116
Other operating income*	6	6	8	5	5	5

Gross income	1,186	1,242	1,226	1,206	1,285	1,289

Operating expenses	(500)	(496)	(491)	(497)	(494)	(501)
General administrative expenses	(453)	(442)	(437)	(446)	(431)	(439)
Personnel	(262)	(253)	(258)	(267)	(256)	(270)
Other general administrative expenses	(191)	(188)	(179)	(178)	(175)	(168)
Depreciation and amortisation	(47)	(55)	(54)	(52)	(63)	(63)

Net operating income	686	745	735	709	791	788

Net loan-loss provisions	(189)	(176)	(215)	(204)	(204)	(187)
Other income	1	(0)	(3)	18	(4)	2

Profit before taxes	498	570	517	522	583	602

Tax on profit	(126)	(151)	(143)	(150)	(158)	(153)

Profit from continuing operations	372	419	374	372	426	449

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	372	419	374	372	426	449

Minority interests	—	—	0	0	0	0

Attributable profit to the Group	372	419	374	372	426	449

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10
Balance sheet
Customer loans**	197,911	194,103	196,017	202,232	196,054	196,656
Trading portfolio (w/o loans)	46,773	37,903	40,723	36,630	41,000	40,652
Available-for-sale financial assets	782	783	795	797	807	806
Due from credit institutions**	26,890	26,547	24,575	25,528	29,494	18,172
Intangible assets and property and equipment	1,142	1,182	1,198	1,265	1,222	1,198
Other assets	24,535	24,910	22,600	21,778	20,448	33,796

Total assets/liabilities & shareholders’ equity	298,033	285,428	285,908	288,229	289,026	291,279

Customer deposits**	138,073	138,792	144,665	147,964	150,064	151,851
Marketable debt securities**	53,851	48,658	51,459	52,052	53,796	54,099
Subordinated debt**	8,191	7,792	7,792	7,617	7,744	7,680
Insurance liabilities	2	2	2	2	2	1
Due to credit institutions**	58,596	55,463	48,844	51,403	45,389	44,725
Other liabilities	34,049	29,477	28,025	23,931	26,019	26,886
Shareholders’ equity***	5,270	5,244	5,121	5,261	6,012	6,036

Other customer funds under management	6,945	7,720	8,930	9,713	10,609	10,793

Mutual funds	6,945	7,720	8,930	9,713	10,609	10,793
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—

Customer funds under management	207,060	202,962	212,846	217,346	222,213	224,423

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Latin America
Million euros

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	7,116	5,624	1,492	26.5

Net fees	2,235	1,874	361	19.3
Gains (losses) on financial transactions	620	804	(185)	(22.9)
Other operating income*	1	90	(88)	(98.3)

Gross income	9,972	8,392	1,580	18.8

Operating expenses	(3,793)	(3,134)	(659)	21.0
General administrative expenses	(3,434)	(2,867)	(568)	19.8
Personnel	(1,854)	(1,530)	(323)	21.1
Other general administrative expenses	(1,581)	(1,336)	(245)	18.3
Depreciation and amortisation	(359)	(267)	(92)	34.4

Net operating income	6,179	5,259	920	17.5

Net loan-loss provisions	(2,484)	(2,364)	(120)	5.1
Other income	(452)	(393)	(60)	15.2

Profit before taxes	3,242	2,502	740	29.6

Tax on profit	(680)	(623)	(57)	9.2

Profit from continuing operations	2,563	1,880	683	36.3

Net profit from discontinued operations	—	88	(88)	(100.0)

Consolidated profit	2,563	1,967	595	30.3

Minority interests	403	161	242	149.9

Attributable profit to the Group	2,160	1,806	354	19.6

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.10	30.06.09	Amount	%
Balance sheet
Customer loans**	116,605	97,305	19,300	19.8
Trading portfolio (w/o loans)	36,326	22,916	13,410	58.5
Available-for-sale financial assets	30,209	20,941	9,268	44.3
Due from credit institutions**	22,964	28,139	(5,175)	(18.4)
Intangible assets and property and equipment	4,500	3,323	1,178	35.4
Other assets	46,951	38,635	8,316	21.5

Total assets/liabilities & shareholders’ equity	257,555	211,258	46,296	21.9

Customer deposits**	127,886	107,619	20,267	18.8
Marketable debt securities**	10,086	9,073	1,014	11.2
Subordinated debt**	5,827	4,497	1,330	29.6
Insurance liabilities	4,573	5,047	(474)	(9.4)
Due to credit institutions**	43,123	30,134	12,989	43.1
Other liabilities	43,576	38,788	4,788	12.3
Shareholders’ equity***	22,484	16,101	6,383	39.6

Other customer funds under management	74,772	55,104	19,668	35.7

Mutual funds	58,546	41,681	16,866	40.5
Pension funds	—	—	—	—
Managed portfolios	16,005	13,086	2,919	22.3
Savings-insurance policies	220	338	(117)	(34.8)

Customer funds under management	218,571	176,293	42,278	24.0

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	20.56	23.29	(2.73	p.)
Efficiency ratio (with amortisations)	38.0	37.3	0.7	p.
NPL ratio	4.13	3.97	0.16	p.
NPL coverage	105	97	9	p.
Number of employees (direct & indirect)	86,734	92,137	(5,403)		(5.9)
Number of branches	5,757	6,050	(293)		(4.8)

Latin America
Million euros

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	2,662	2,962	3,110	3,224	3,379	3,737

Net fees	891	983	997	1,055	1,045	1,190
Gains (losses) on financial transactions	483	322	451	408	330	290
Other operating income*	47	43	42	(10)	3	(1)

Gross income	4,083	4,309	4,599	4,677	4,756	5,216

Operating expenses	(1,539)	(1,595)	(1,676)	(1,787)	(1,773)	(2,021)
General administrative expenses	(1,407)	(1,459)	(1,528)	(1,637)	(1,606)	(1,828)
Personnel	(744)	(787)	(801)	(878)	(862)	(991)
Other general administrative expenses	(664)	(672)	(727)	(759)	(743)	(837)
Depreciation and amortisation	(132)	(135)	(148)	(150)	(167)	(192)

Net operating income	2,545	2,714	2,923	2,890	2,983	3,196

Net loan-loss provisions	(1,136)	(1,228)	(1,351)	(1,255)	(1,237)	(1,247)
Other income	(170)	(222)	(168)	(112)	(257)	(195)

Profit before taxes	1,238	1,264	1,403	1,522	1,489	1,753

Tax on profit	(357)	(266)	(330)	(304)	(283)	(397)

Profit from continuing operations	882	998	1,073	1,219	1,206	1,357

Net profit from discontinued operations	84	3	1	1	—	—

Consolidated profit	966	1,001	1,074	1,220	1,206	1,357

Minority interests	77	85	83	184	186	216

Attributable profit to the Group	890	917	992	1,035	1,019	1,140

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10
Balance sheet
Customer loans**	99,963	97,305	93,885	97,901	102,150	116,605
Trading portfolio (w/o loans)	24,122	22,916	22,182	22,521	27,574	36,326
Available-for-sale financial assets	20,394	20,941	26,557	29,154	27,601	30,209
Due from credit institutions**	26,631	28,139	24,958	22,146	20,595	22,964
Intangible assets and property and equipment	3,212	3,323	3,514	3,926	4,129	4,500
Other assets	31,303	38,635	31,313	38,105	42,463	46,951

Total assets/liabilities & shareholders’ equity	205,625	211,258	202,409	213,753	224,512	257,555

Customer deposits**	112,495	107,619	105,246	108,122	115,979	127,886
Marketable debt securities**	8,738	9,073	7,804	8,411	8,547	10,086
Subordinated debt**	4,165	4,497	4,669	4,888	5,213	5,827
Insurance liabilities	4,283	5,047	5,676	6,627	5,208	4,573
Due to credit institutions**	33,274	30,134	30,393	32,765	29,622	43,123
Other liabilities	25,906	38,788	32,304	34,994	38,379	43,576
Shareholders’ equity***	16,764	16,101	16,316	17,946	21,563	22,484

Other customer funds under management	50,255	55,104	58,423	62,759	68,533	74,772

Mutual funds	37,865	41,681	45,973	49,681	54,446	58,546
Pension funds	—	—	—	—	—	—
Managed portfolios	12,097	13,086	11,984	12,538	13,948	16,005
Savings-insurance policies	293	338	465	540	140	220

Customer funds under management	175,653	176,293	176,142	184,181	198,272	218,571

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	3.27	3.97	4.20	4.25	4.18	4.13
NPL coverage	107	97	103	105	107	105

Latin America
Million dollars

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	9,411	7,489	1,923	25.7

Net fees	2,956	2,495	461	18.5
Gains (losses) on financial transactions	820	1,071	(251)	(23.5)
Other operating income*	2	120	(118)	(98.4)

Gross income	13,189	11,174	2,015	18.0

Operating expenses	(5,016)	(4,172)	(844)	20.2
General administrative expenses	(4,542)	(3,817)	(725)	19.0
Personnel	(2,452)	(2,038)	(414)	20.3
Other general administrative expenses	(2,090)	(1,779)	(312)	17.5
Depreciation and amortisation	(474)	(356)	(119)	33.5

Net operating income	8,172	7,002	1,170	16.7

Net loan-loss provisions	(3,286)	(3,148)	(138)	4.4
Other income	(598)	(523)	(75)	14.4

Profit before taxes	4,288	3,332	957	28.7

Tax on profit	(899)	(829)	(70)	8.5

Profit from continuing operations	3,389	2,503	887	35.4

Net profit from discontinued operations	—	117	(117)	(100.0)

Consolidated profit	3,389	2,620	770	29.4

Minority interests	533	215	318	148.2

Attributable profit to the Group	2,856	2,405	451	18.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.10	30.06.09	Amount	%
Balance sheet
Customer loans**	143,086	137,530	5,555	4.0
Trading portfolio (w/o loans)	44,576	32,390	12,186	37.6
Available-for-sale financial assets	37,069	29,597	7,472	25.2
Due from credit institutions**	28,179	39,772	(11,592)	(29.1)
Intangible assets and property and equipment	5,522	4,696	826	17.6
Other assets	57,613	54,607	3,006	5.5

Total assets/liabilities & shareholders’ equity	316,045	298,593	17,453	5.8

Customer deposits**	156,928	152,109	4,820	3.2
Marketable debt securities**	12,377	12,824	(447)	(3.5)
Subordinated debt**	7,151	6,356	794	12.5
Insurance liabilities	5,611	7,133	(1,522)	(21.3)
Due to credit institutions**	52,916	42,591	10,325	24.2
Other liabilities	53,472	54,823	(1,351)	(2.5)
Shareholders’ equity***	27,590	22,757	4,833	21.2

Other customer funds under management	91,752	77,884	13,868	17.8

Mutual funds	71,842	58,911	12,931	21.9
Pension funds	—	—	—	—
Managed portfolios	19,640	18,496	1,144	6.2
Savings-insurance policies	270	477	(207)	(43.4)

Customer funds under management	268,208	249,173	19,036	7.6

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Latin America
Million dollars

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	3,467	4,022	4,423	4,718	4,669	4,742

Net fees	1,160	1,335	1,420	1,544	1,444	1,512
Gains (losses) on financial transactions	628	443	641	602	455	364
Other operating income*	62	58	60	(11)	4	(2)

Gross income	5,317	5,857	6,544	6,852	6,573	6,616

Operating expenses	(2,004)	(2,168)	(2,388)	(2,615)	(2,450)	(2,567)
General administrative expenses	(1,832)	(1,984)	(2,177)	(2,394)	(2,219)	(2,323)
Personnel	(968)	(1,070)	(1,142)	(1,284)	(1,192)	(1,260)
Other general administrative expenses	(864)	(914)	(1,035)	(1,110)	(1,027)	(1,063)
Depreciation and amortisation	(171)	(184)	(211)	(220)	(230)	(244)

Net operating income	3,313	3,689	4,156	4,237	4,123	4,049

Net loan-loss provisions	(1,479)	(1,669)	(1,919)	(1,845)	(1,710)	(1,576)
Other income	(222)	(301)	(242)	(171)	(355)	(243)

Profit before taxes	1,612	1,719	1,995	2,222	2,058	2,230

Tax on profit	(464)	(365)	(471)	(448)	(392)	(508)

Profit from continuing operations	1,148	1,354	1,524	1,774	1,666	1,723

Net profit from discontinued operations	110	7	5	3	—	—

Consolidated profit	1,258	1,361	1,529	1,777	1,666	1,723

Minority interests	100	115	118	262	258	275

Attributable profit to the Group	1,158	1,247	1,411	1,515	1,409	1,448

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10
Balance sheet
Customer loans**	133,030	137,530	137,475	141,037	137,688	143,086
Trading portfolio (w/o loans)	32,102	32,390	32,482	32,444	37,167	44,576
Available-for-sale financial assets	27,141	29,597	38,887	41,999	37,203	37,069
Due from credit institutions**	35,441	39,772	36,546	31,904	27,759	28,179
Intangible assets and property and equipment	4,274	4,696	5,145	5,656	5,566	5,522
Other assets	41,658	54,607	45,851	54,893	57,236	57,613

Total assets/liabilities & shareholders’ equity	273,646	298,593	296,387	307,932	302,619	316,045

Customer deposits**	149,708	152,109	154,112	155,760	156,328	156,928
Marketable debt securities**	11,629	12,824	11,427	12,117	11,521	12,377
Subordinated debt**	5,542	6,356	6,837	7,042	7,026	7,151
Insurance liabilities	5,700	7,133	8,312	9,547	7,020	5,611
Due to credit institutions**	44,281	42,591	44,505	47,201	39,928	52,916
Other liabilities	34,475	54,823	47,302	50,412	51,731	53,472
Shareholders’ equity***	22,310	22,757	23,892	25,853	29,065	27,590

Other customer funds under management	66,880	77,884	85,549	90,411	92,376	91,752

Mutual funds	50,390	58,911	67,319	71,571	73,387	71,842
Pension funds	—	—	—	—	—	—
Managed portfolios	16,099	18,496	17,549	18,062	18,800	19,640
Savings-insurance policies	391	477	681	778	189	270

Customer funds under management	233,759	249,173	257,925	265,331	267,251	268,208

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Latin America. Results
Million euros

	Gross income		Net operating income		Attributable profit to the Group
	H1 ‘10	Var. (%)	H1 ‘10	Var. (%)	H1 ‘10	Var. (%)

Brazil	6,817	29.0	4,298	31.0	1,294	34.7
Mexico	1,202	(3.8)	757	(10.8)	291	26.4
Chile	998	10.0	647	5.5	301	17.0
Puerto Rico	186	11.4	100	25.8	19	6.2
Colombia	86	11.0	35	4.2	19	16.3
Argentina	396	5.2	221	(4.4)	138	21.4
Uruguay	85	23.4	40	25.9	35	53.3
Rest	69	(36.8)	10	(76.7)	(3)	—

Subtotal	9,840	19.4	6,108	18.3	2,095	21.3

Santander Private Banking	133	(12.9)	71	(26.1)	65	(17.9)

Total	9,972	18.8	6,179	17.5	2,160	19.6

Latin America. Results
Million dollars

	Gross income		Net operating income		Attributable profit to the Group
	H1 ‘10	Var. (%)	H1 ‘10	Var. (%)	H1 ‘10	Var. (%)

Brazil	9,016	28.2	5,684	30.1	1,711	33.7
Mexico	1,590	(4.4)	1,002	(11.4)	385	25.5
Chile	1,319	9.2	856	4.8	398	16.3
Puerto Rico	246	10.6	132	25.0	25	5.5
Colombia	114	10.2	46	3.5	25	15.5
Argentina	524	4.5	292	(5.0)	183	20.6
Uruguay	113	22.6	53	25.0	46	52.3
Rest	92	(37.3)	13	(76.9)	(3)	—

Subtotal	13,013	18.6	8,078	17.5	2,770	20.5

Santander Private Banking	175	(13.5)	94	(26.6)	86	(18.4)

Total	13,189	18.0	8,172	16.7	2,856	18.8

Brazil
Million euros

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	5,004	3,755	1,249	33.3

Net fees	1,439	1,149	290	25.2
Gains (losses) on financial transactions	388	303	85	28.2
Other operating income*	(14)	77	(91)	—

Gross income	6,817	5,284	1,533	29.0

Operating expenses	(2,519)	(2,003)	(516)	25.8
General administrative expenses	(2,290)	(1,837)	(452)	24.6
Personnel	(1,200)	(946)	(254)	26.8
Other general administrative expenses	(1,090)	(891)	(198)	22.3
Depreciation and amortisation	(230)	(165)	(64)	38.9

Net operating income	4,298	3,281	1,017	31.0

Net loan-loss provisions	(1,926)	(1,501)	(425)	28.3
Other income	(411)	(385)	(27)	6.9

Profit before taxes	1,960	1,395	565	40.5

Tax on profit	(439)	(420)	(20)	4.7

Profit from continuing operations	1,521	975	545	55.9

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,521	975	545	55.9

Minority interests	227	14	212	—

Attributable profit to the Group	1,294	961	333	34.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.10	30.06.09	Amount	%
Balance sheet
Customer loans**	64,495	50,425	14,070	27.9
Trading portfolio (w/o loans)	16,495	7,314	9,180	125.5
Available-for-sale financial assets	19,731	12,581	7,149	56.8
Due from credit institutions**	10,167	16,166	(5,999)	(37.1)
Intangible assets and property and equipment	3,470	2,372	1,098	46.3
Other assets	34,274	19,657	14,617	74.4

Total assets/liabilities & shareholders’ equity	148,631	108,514	40,116	37.0

Customer deposits**	71,466	56,732	14,733	26.0
Marketable debt securities**	5,540	3,983	1,557	39.1
Subordinated debt**	4,566	3,432	1,134	33.0
Insurance liabilities	3,960	4,729	(770)	(16.3)
Due to credit institutions**	26,541	15,014	11,526	76.8
Other liabilities	23,166	16,376	6,789	41.5
Shareholders’ equity***	13,393	8,247	5,146	62.4

Other customer funds under management	44,614	30,372	14,242	46.9

Mutual funds	40,476	27,427	13,048	47.6
Pension funds	—	—	—	—
Managed portfolios	4,084	2,664	1,419	53.3
Savings-insurance policies	55	280	(225)	(80.4)

Customer funds under management	126,186	94,520	31,666	33.5

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	20.97	25.71	(4.74	p.)
Efficiency ratio (with amortisations)	37.0	37.9	(0.9	p.)
NPL ratio	5.01	4.75	0.26	p.
NPL coverage	98	92	5	p.
Number of employees (direct & indirect)	51,402	50,898	504		1.0
Number of branches	3,588	3,612	(24)		(0.7)

Brazil
Million euros

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	1,768	1,988	2,166	2,293	2,384	2,620

Net fees	535	614	642	695	671	768
Gains (losses) on financial transactions	197	105	316	289	179	209
Other operating income*	44	33	35	(19)	4	(19)

Gross income	2,544	2,740	3,160	3,258	3,238	3,579

Operating expenses	(970)	(1,032)	(1,108)	(1,214)	(1,178)	(1,341)
General administrative expenses	(890)	(948)	(1,015)	(1,124)	(1,070)	(1,219)
Personnel	(454)	(492)	(512)	(582)	(560)	(640)
Other general administrative expenses	(435)	(456)	(503)	(542)	(511)	(579)
Depreciation and amortisation	(81)	(85)	(93)	(91)	(108)	(122)

Net operating income	1,573	1,708	2,052	2,043	2,060	2,238

Net loan-loss provisions	(706)	(795)	(1,035)	(987)	(946)	(980)
Other income	(166)	(219)	(154)	(120)	(230)	(181)

Profit before taxes	701	694	863	937	884	1,077

Tax on profit	(260)	(160)	(224)	(264)	(175)	(264)

Profit from continuing operations	442	534	639	673	708	813

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	442	534	639	673	708	813

Minority interests	6	9	11	95	106	121

Attributable profit to the Group	436	525	628	578	603	691

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10
Balance sheet
Customer loans**	46,791	50,425	50,512	53,924	56,616	64,495
Trading portfolio (w/o loans)	8,328	7,314	7,800	8,070	9,823	16,495
Available-for-sale financial assets	9,925	12,581	17,186	18,882	15,911	19,731
Due from credit institutions**	13,933	16,166	14,535	11,360	9,387	10,167
Intangible assets and property and equipment	2,157	2,372	2,613	2,950	3,119	3,470
Other assets	16,771	19,657	20,045	24,094	28,918	34,274

Total assets/liabilities & shareholders’ equity	97,905	108,514	112,690	119,279	123,775	148,631

Customer deposits**	50,775	56,732	59,112	59,274	63,066	71,466
Marketable debt securities**	3,741	3,983	4,222	4,587	4,675	5,540
Subordinated debt**	3,060	3,432	3,660	3,838	4,099	4,566
Insurance liabilities	4,013	4,729	5,302	6,183	4,697	3,960
Due to credit institutions**	16,976	15,014	12,810	13,465	13,385	26,541
Other liabilities	11,521	16,376	18,521	21,279	21,223	23,166
Shareholders’ equity***	7,819	8,247	9,064	10,654	12,631	13,393

Other customer funds under management	26,577	30,372	35,233	37,969	40,968	44,614

Mutual funds	24,539	27,427	31,947	34,521	37,526	40,476
Pension funds	—	—	—	—	—	—
Managed portfolios	1,793	2,664	2,902	3,034	3,442	4,084
Savings-insurance policies	245	280	384	414	—	55

Customer funds under management	84,153	94,520	102,227	105,667	112,807	126,186

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	3.86	4.75	5.09	5.27	5.04	5.01
NPL coverage	107	92	95	99	100	98

Spread (Retail Banking)	17.01	17.43	16.68	16.02	16.13	16.23

Spread loans	15.94	16.39	15.81	15.12	15.26	15.29
Spread deposits	1.07	1.04	0.87	0.90	0.87	0.94

Brazil
Million dollars

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	6,618	5,000	1,618	32.4

Net fees	1,903	1,530	373	24.4
Gains (losses) on financial transactions	513	403	110	27.4
Other operating income*	(19)	102	(121)	—

Gross income	9,016	7,035	1,981	28.2

Operating expenses	(3,332)	(2,667)	(665)	24.9
General administrative expenses	(3,028)	(2,446)	(582)	23.8
Personnel	(1,587)	(1,260)	(327)	26.0
Other general administrative expenses	(1,441)	(1,186)	(255)	21.5
Depreciation and amortisation	(304)	(220)	(83)	37.9

Net operating income	5,684	4,369	1,315	30.1

Net loan-loss provisions	(2,547)	(1,999)	(549)	27.5
Other income	(544)	(512)	(32)	6.2

Profit before taxes	2,593	1,858	735	39.6

Tax on profit	(581)	(559)	(22)	4.0

Profit from continuing operations	2,011	1,299	713	54.9

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,011	1,299	713	54.9

Minority interests	300	19	281	—

Attributable profit to the Group	1,711	1,280	432	33.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.10	30.06.09	Amount	%
Balance sheet
Customer loans**	79,141	71,271	7,871	11.0
Trading portfolio (w/o loans)	20,240	10,338	9,903	95.8
Available-for-sale financial assets	24,212	17,783	6,429	36.2
Due from credit institutions**	12,476	22,849	(10,373)	(45.4)
Intangible assets and property and equipment	4,258	3,352	906	27.0
Other assets	42,058	27,783	14,275	51.4

Total assets/liabilities & shareholders’ equity	182,385	153,374	29,010	18.9

Customer deposits**	87,696	80,186	7,510	9.4
Marketable debt securities**	6,798	5,630	1,169	20.8
Subordinated debt**	5,603	4,851	752	15.5
Insurance liabilities	4,859	6,684	(1,825)	(27.3)
Due to credit institutions**	32,568	21,221	11,347	53.5
Other liabilities	28,427	23,146	5,280	22.8
Shareholders’ equity***	16,434	11,656	4,778	41.0

Other customer funds under management	54,746	42,928	11,818	27.5

Mutual funds	49,668	38,766	10,902	28.1
Pension funds	—	—	—	—
Managed portfolios	5,011	3,766	1,245	33.1
Savings-insurance policies	67	396	(328)	(83.0)

Customer funds under management	154,843	133,594	21,249	15.9

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Brazil
Million dollars

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	2,302	2,698	3,075	3,348	3,295	3,323

Net fees	697	833	913	1,014	927	976
Gains (losses) on financial transactions	257	146	441	419	247	266
Other operating income*	57	45	51	(24)	6	(25)

Gross income	3,312	3,723	4,480	4,757	4,475	4,540

Operating expenses	(1,264)	(1,403)	(1,576)	(1,772)	(1,628)	(1,703)
General administrative expenses	(1,158)	(1,288)	(1,444)	(1,639)	(1,479)	(1,549)
Personnel	(592)	(668)	(729)	(848)	(774)	(814)
Other general administrative expenses	(567)	(620)	(715)	(791)	(706)	(735)
Depreciation and amortisation	(105)	(115)	(132)	(133)	(149)	(155)

Net operating income	2,048	2,320	2,905	2,985	2,847	2,837

Net loan-loss provisions	(920)	(1,079)	(1,460)	(1,440)	(1,308)	(1,240)
Other income	(216)	(296)	(223)	(181)	(318)	(226)

Profit before taxes	913	945	1,222	1,364	1,221	1,371

Tax on profit	(338)	(221)	(318)	(385)	(242)	(339)

Profit from continuing operations	575	724	903	979	979	1,033

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	575	724	903	979	979	1,033

Minority interests	7	12	16	133	146	154

Attributable profit to the Group	568	712	888	846	833	879

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10
Balance sheet
Customer loans**	62,270	71,271	73,964	77,682	76,313	79,141
Trading portfolio (w/o loans)	11,082	10,338	11,422	11,625	13,240	20,240
Available-for-sale financial assets	13,209	17,783	25,166	27,201	21,447	24,212
Due from credit institutions**	18,543	22,849	21,283	16,365	12,653	12,476
Intangible assets and property and equipment	2,871	3,352	3,826	4,250	4,204	4,258
Other assets	22,318	27,783	29,351	34,710	38,979	42,058

Total assets/liabilities & shareholders’ equity	130,292	153,374	165,013	171,834	166,836	182,385

Customer deposits**	67,572	80,186	86,558	85,390	85,006	87,696
Marketable debt securities**	4,978	5,630	6,182	6,608	6,301	6,798
Subordinated debt**	4,073	4,851	5,359	5,528	5,525	5,603
Insurance liabilities	5,341	6,684	7,764	8,907	6,331	4,859
Due to credit institutions**	22,592	21,221	18,758	19,398	18,041	32,568
Other liabilities	15,332	23,146	27,120	30,654	28,607	28,427
Shareholders’ equity***	10,405	11,656	13,272	15,348	17,025	16,434

Other customer funds under management	35,368	42,928	51,592	54,698	55,221	54,746

Mutual funds	32,657	38,766	46,780	49,731	50,581	49,668
Pension funds	—	—	—	—	—	—
Managed portfolios	2,386	3,766	4,249	4,370	4,640	5,011
Savings-insurance policies	326	396	563	597	—	67

Customer funds under management	111,991	133,594	149,691	152,224	152,053	154,843

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Brazil
Million brazilian real

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	11,893	10,952	941	8.6

Net fees	3,420	3,352	68	2.0
Gains (losses) on financial transactions	922	883	40	4.5
Other operating income*	(34)	223	(257)	—

Gross income	16,202	15,410	793	5.1

Operating expenses	(5,988)	(5,841)	(147)	2.5
General administrative expenses	(5,442)	(5,359)	(83)	1.6
Personnel	(2,852)	(2,760)	(92)	3.3
Other general administrative expenses	(2,589)	(2,599)	9	(0.3)
Depreciation and amortisation	(546)	(482)	(63)	13.2

Net operating income	10,215	9,569	646	6.7

Net loan-loss provisions	(4,578)	(4,378)	(200)	4.6
Other income	(977)	(1,121)	144	(12.8)

Profit before taxes	4,659	4,069	590	14.5

Tax on profit	(1,045)	(1,225)	180	(14.7)

Profit from continuing operations	3,615	2,845	770	27.1

Net profit from discontinued operations	—	—	—	—

Consolidated profit	3,615	2,845	770	27.1

Minority interests	539	42	497	—

Attributable profit to the Group	3,075	2,803	273	9.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.10	30.06.09	Amount	%
Balance sheet
Customer loans**	142,417	138,512	3,905	2.8
Trading portfolio (w/o loans)	36,423	20,091	16,332	81.3
Available-for-sale financial assets	43,570	34,560	9,010	26.1
Due from credit institutions**	22,450	44,405	(21,955)	(49.4)
Intangible assets and property and equipment	7,662	6,515	1,147	17.6
Other assets	75,684	53,995	21,689	40.2

Total assets/liabilities & shareholders’ equity	328,206	298,078	30,128	10.1

Customer deposits**	157,811	155,838	1,972	1.3
Marketable debt securities**	12,234	10,941	1,293	11.8
Subordinated debt**	10,082	9,428	655	6.9
Insurance liabilities	8,743	12,990	(4,247)	(32.7)
Due to credit institutions**	58,607	41,243	17,364	42.1
Other liabilities	51,155	44,984	6,170	13.7
Shareholders’ equity***	29,574	22,653	6,921	30.6

Other customer funds under management	98,517	83,429	15,088	18.1

Mutual funds	89,379	75,341	14,038	18.6
Pension funds	—	—	—	—
Managed portfolios	9,017	7,319	1,698	23.2
Savings-insurance policies	121	769	(648)	(84.2)

Customer funds under management	278,644	259,636	19,007	7.3

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Brazil
Million brazilian real

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	5,334	5,618	5,783	5,918	5,937	5,956

Net fees	1,615	1,737	1,712	1,793	1,671	1,749
Gains (losses) on financial transactions	595	288	867	755	445	478
Other operating income*	131	92	93	(61)	11	(45)

Gross income	7,676	7,734	8,454	8,405	8,064	8,138

Operating expenses	(2,928)	(2,912)	(2,951)	(3,136)	(2,934)	(3,054)
General administrative expenses	(2,685)	(2,674)	(2,704)	(2,904)	(2,666)	(2,776)
Personnel	(1,371)	(1,389)	(1,362)	(1,504)	(1,394)	(1,459)
Other general administrative expenses	(1,313)	(1,285)	(1,342)	(1,400)	(1,272)	(1,318)
Depreciation and amortisation	(243)	(239)	(247)	(232)	(269)	(277)

Net operating income	4,747	4,821	5,503	5,270	5,130	5,085

Net loan-loss provisions	(2,131)	(2,247)	(2,789)	(2,548)	(2,357)	(2,222)
Other income	(500)	(621)	(401)	(293)	(573)	(404)

Profit before taxes	2,116	1,953	2,313	2,429	2,200	2,459

Tax on profit	(783)	(441)	(594)	(684)	(437)	(608)

Profit from continuing operations	1,333	1,512	1,719	1,745	1,764	1,851

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	1,333	1,512	1,719	1,745	1,764	1,851

Minority interests	17	25	30	261	263	276

Attributable profit to the Group	1,316	1,487	1,689	1,484	1,500	1,575

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10
Balance sheet
Customer loans**	143,962	138,512	131,583	135,418	136,122	142,417
Trading portfolio (w/o loans)	25,622	20,091	20,320	20,266	23,618	36,423
Available-for-sale financial assets	30,537	34,560	44,771	47,418	38,255	43,570
Due from credit institutions**	42,869	44,405	37,863	28,528	22,570	22,450
Intangible assets and property and equipment	6,637	6,515	6,806	7,409	7,498	7,662
Other assets	51,598	53,995	52,216	60,507	69,529	75,684

Total assets/liabilities & shareholders’ equity	301,225	298,078	293,559	299,546	297,591	328,206

Customer deposits**	156,221	155,838	153,987	148,855	151,629	157,811
Marketable debt securities**	11,509	10,941	10,998	11,519	11,239	12,234
Subordinated debt**	9,416	9,428	9,533	9,637	9,855	10,082
Insurance liabilities	12,348	12,990	13,812	15,527	11,293	8,743
Due to credit institutions**	52,230	41,243	33,371	33,815	32,181	58,607
Other liabilities	35,446	44,984	48,246	53,438	51,027	51,155
Shareholders’ equity***	24,056	22,653	23,611	26,756	30,369	29,574

Other customer funds under management	81,769	83,429	91,782	95,351	98,500	98,517

Mutual funds	75,500	75,341	83,221	86,692	90,224	89,379
Pension funds	—	—	—	—	—	—
Managed portfolios	5,516	7,319	7,560	7,619	8,276	9,017
Savings-insurance policies	753	769	1,001	1,040	—	121

Customer funds under management	258,915	259,636	266,301	265,361	271,223	278,644

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico
Million euros

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	825	769	56	7.3

Net fees	282	258	24	9.4
Gains (losses) on financial transactions	98	234	(136)	(58.3)
Other operating income*	(3)	(12)	9	(75.2)

Gross income	1,202	1,249	(47)	(3.8)

Operating expenses	(445)	(400)	(45)	11.3
General administrative expenses	(391)	(357)	(35)	9.7
Personnel	(208)	(194)	(14)	7.3
Other general administrative expenses	(184)	(163)	(20)	12.5
Depreciation and amortisation	(53)	(43)	(11)	25.0

Net operating income	757	850	(92)	(10.8)

Net loan-loss provisions	(256)	(452)	196	(43.3)
Other income	(31)	(13)	(18)	134.6

Profit before taxes	471	384	86	22.5

Tax on profit	(86)	(74)	(12)	16.1

Profit from continuing operations	385	310	74	24.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	385	310	74	24.0

Minority interests	94	80	14	17.1

Attributable profit to the Group	291	230	61	26.4

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.10	30.06.09	Amount	%
Balance sheet
Customer loans**	14,334	12,800	1,534	12.0
Trading portfolio (w/o loans)	12,356	9,564	2,792	29.2
Available-for-sale financial assets	4,604	3,248	1,357	41.8
Due from credit institutions**	6,407	8,247	(1,840)	(22.3)
Intangible assets and property and equipment	407	380	27	7.2
Other assets	4,319	3,414	906	26.5

Total assets/liabilities & shareholders’ equity	42,427	37,652	4,775	12.7

Customer deposits**	19,317	16,178	3,139	19.4
Marketable debt securities**	485	2,156	(1,671)	(77.5)
Subordinated debt**	66	53	12	23.2
Insurance liabilities	320	163	156	95.6
Due to credit institutions**	7,795	9,340	(1,546)	(16.5)
Other liabilities	10,985	6,933	4,052	58.4
Shareholders’ equity***	3,459	2,827	632	22.4

Other customer funds under management	10,822	8,070	2,752	34.1

Mutual funds	10,709	8,019	2,690	33.5
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	112	51	62	120.9

Customer funds under management	30,690	26,457	4,232	16.0

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	18.51	16.54	1.97	p.
Efficiency ratio (with amortisations)	37.0	32.0	5.0	p.
NPL ratio	1.77	3.04	(1.27	p.)
NPL coverage	257	122	135	p.
Number of employees (direct & indirect)	12,405	12,843	(438)		(3.4)
Number of branches	1,092	1,081	11		1.0

Mexico
Million euros

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	379	390	381	370	389	437

Net fees	125	134	131	120	134	149
Gains (losses) on financial transactions	109	125	68	29	64	34
Other operating income*	(9)	(3)	(2)	(4)	(7)	4

Gross income	603	646	577	516	579	623

Operating expenses	(201)	(199)	(200)	(200)	(211)	(234)
General administrative expenses	(181)	(176)	(178)	(178)	(187)	(204)
Personnel	(94)	(99)	(94)	(96)	(100)	(108)
Other general administrative expenses	(87)	(77)	(84)	(82)	(88)	(96)
Depreciation and amortisation	(19)	(23)	(22)	(22)	(24)	(30)

Net operating income	402	447	377	315	368	389

Net loan-loss provisions	(218)	(235)	(169)	(146)	(133)	(124)
Other income	(4)	(9)	(10)	(2)	(10)	(21)

Profit before taxes	180	204	198	167	225	245

Tax on profit	(32)	(42)	(40)	19	(32)	(53)

Profit from continuing operations	149	162	159	186	193	192

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	149	162	159	186	193	192

Minority interests	38	42	37	43	46	47

Attributable profit to the Group	111	119	121	143	146	145

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10
Balance sheet
Customer loans**	12,295	12,800	11,431	11,489	12,546	14,334
Trading portfolio (w/o loans)	10,089	9,564	7,767	9,056	10,513	12,356
Available-for-sale financial assets	4,630	3,248	3,268	4,038	5,059	4,604
Due from credit institutions**	10,722	8,247	6,377	5,205	6,134	6,407
Intangible assets and property and equipment	379	380	355	367	399	407
Other assets	3,283	3,414	3,268	3,653	4,070	4,319

Total assets/liabilities & shareholders’ equity	41,398	37,652	32,467	33,808	38,721	42,427

Customer deposits**	18,675	16,178	15,002	15,879	17,777	19,317
Marketable debt securities**	2,223	2,156	699	419	416	485
Subordinated debt**	57	53	51	52	56	66
Insurance liabilities	131	163	189	226	260	320
Due to credit institutions**	10,465	9,340	8,538	8,739	8,613	7,795
Other liabilities	7,052	6,933	5,492	6,091	8,333	10,985
Shareholders’ equity***	2,795	2,827	2,494	2,402	3,266	3,459

Other customer funds under management	7,404	8,070	7,978	8,235	9,901	10,822

Mutual funds	7,361	8,019	7,925	8,148	9,801	10,709
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	42	51	53	87	100	112

Customer funds under management	28,359	26,457	23,731	24,585	28,150	30,690

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	2.80	3.04	2.45	1.84	1.86	1.77
NPL coverage	128	122	221	264	268	257

Spread (Retail Banking)	14.19	13.35	12.49	12.28	12.08	11.42

Spread loans	10.83	10.77	10.40	10.21	10.03	9.50
Spread deposits	3.36	2.58	2.09	2.07	2.05	1.92

Mexico
Million dollars

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	1,091	1,024	67	6.6

Net fees	373	344	30	8.7
Gains (losses) on financial transactions	129	312	(183)	(58.6)
Other operating income*	(4)	(16)	12	(75.4)

Gross income	1,590	1,663	(73)	(4.4)

Operating expenses	(588)	(532)	(56)	10.6
General administrative expenses	(518)	(475)	(43)	8.9
Personnel	(275)	(258)	(17)	6.6
Other general administrative expenses	(243)	(218)	(26)	11.7
Depreciation and amortisation	(71)	(57)	(14)	24.1

Net operating income	1,002	1,131	(129)	(11.4)

Net loan-loss provisions	(339)	(602)	263	(43.7)
Other income	(41)	(17)	(23)	133.1

Profit before taxes	622	512	111	21.6

Tax on profit	(113)	(98)	(15)	15.3

Profit from continuing operations	509	413	96	23.1

Net profit from discontinued operations	—	—	—	—

Consolidated profit	509	413	96	23.1

Minority interests	124	106	17	16.3

Attributable profit to the Group	385	307	78	25.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.10	30.06.09	Amount	%
Balance sheet
Customer loans**	17,589	18,092	(503)	(2.8)
Trading portfolio (w/o loans)	15,161	13,517	1,644	12.2
Available-for-sale financial assets	5,650	4,590	1,060	23.1
Due from credit institutions**	7,862	11,656	(3,794)	(32.6)
Intangible assets and property and equipment	500	537	(37)	(7.0)
Other assets	5,300	4,825	475	9.9

Total assets/liabilities & shareholders’ equity	52,062	53,217	(1,155)	(2.2)

Customer deposits**	23,704	22,866	838	3.7
Marketable debt securities**	595	3,047	(2,452)	(80.5)
Subordinated debt**	81	75	5	7.0
Insurance liabilities	392	231	161	69.8
Due to credit institutions**	9,565	13,202	(3,637)	(27.5)
Other liabilities	13,480	9,800	3,680	37.6
Shareholders’ equity***	4,245	3,996	249	6.2

Other customer funds under management	13,279	11,407	1,873	16.4

Mutual funds	13,142	11,335	1,807	15.9
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	138	72	66	91.8

Customer funds under management	37,659	37,395	264	0.7

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico
Million dollars

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	493	531	545	546	537	554

Net fees	162	181	187	177	185	189
Gains (losses) on financial transactions	142	170	100	49	88	41
Other operating income*	(12)	(4)	(4)	(6)	(10)	6

Gross income	785	878	828	766	801	790

Operating expenses	(261)	(271)	(286)	(295)	(292)	(297)
General administrative expenses	(236)	(239)	(255)	(262)	(259)	(259)
Personnel	(123)	(135)	(135)	(141)	(138)	(137)
Other general administrative expenses	(113)	(105)	(120)	(121)	(121)	(122)
Depreciation and amortisation	(25)	(32)	(31)	(32)	(33)	(38)

Net operating income	524	607	542	471	509	493

Net loan-loss provisions	(283)	(319)	(245)	(220)	(183)	(156)
Other income	(6)	(12)	(15)	(3)	(14)	(27)

Profit before taxes	235	277	283	248	311	311

Tax on profit	(41)	(57)	(56)	24	(45)	(68)

Profit from continuing operations	194	220	226	272	267	242

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	194	220	226	272	267	242

Minority interests	49	57	53	63	64	60

Attributable profit to the Group	145	162	173	208	202	183

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10
Balance sheet
Customer loans**	16,362	18,092	16,739	16,550	16,910	17,589
Trading portfolio (w/o loans)	13,427	13,517	11,373	13,046	14,170	15,161
Available-for-sale financial assets	6,162	4,590	4,786	5,817	6,819	5,650
Due from credit institutions**	14,269	11,656	9,338	7,498	8,268	7,862
Intangible assets and property and equipment	504	537	520	528	538	500
Other assets	4,369	4,825	4,785	5,263	5,486	5,300

Total assets/liabilities & shareholders’ equity	55,092	53,217	47,541	48,704	52,192	52,062

Customer deposits**	24,853	22,866	21,967	22,876	23,962	23,704
Marketable debt securities**	2,959	3,047	1,024	603	561	595
Subordinated debt**	76	75	75	75	75	81
Insurance liabilities	174	231	277	325	350	392
Due to credit institutions**	13,927	13,202	12,503	12,589	11,609	9,565
Other liabilities	9,385	9,800	8,042	8,775	11,233	13,480
Shareholders’ equity***	3,720	3,996	3,652	3,461	4,402	4,245

Other customer funds under management	9,853	11,407	11,682	11,863	13,345	13,279

Mutual funds	9,797	11,335	11,605	11,737	13,210	13,142
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	56	72	77	126	135	138

Customer funds under management	37,740	37,395	34,749	35,417	37,943	37,659

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico
Million new mexican peso

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	13,820	14,181	(361)	(2.5)

Net fees	4,729	4,757	(28)	(0.6)
Gains (losses) on financial transactions	1,636	4,316	(2,680)	(62.1)
Other operating income*	(51)	(225)	174	(77.5)

Gross income	20,134	23,029	(2,895)	(12.6)

Operating expenses	(7,450)	(7,368)	(82)	1.1
General administrative expenses	(6,556)	(6,580)	24	(0.4)
Personnel	(3,477)	(3,567)	90	(2.5)
Other general administrative expenses	(3,079)	(3,013)	(66)	2.2
Depreciation and amortisation	(895)	(788)	(107)	13.5

Net operating income	12,684	15,661	(2,977)	(19.0)

Net loan-loss provisions	(4,291)	(8,338)	4,047	(48.5)
Other income	(514)	(241)	(273)	113.1

Profit before taxes	7,879	7,082	797	11.2

Tax on profit	(1,434)	(1,360)	(74)	5.5

Profit from continuing operations	6,445	5,723	722	12.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	6,445	5,723	722	12.6

Minority interests	1,568	1,474	94	6.4

Attributable profit to the Group	4,877	4,249	628	14.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.10	30.06.09	Amount	%
Balance sheet
Customer loans**	225,558	237,489	(11,931)	(5.0)
Trading portfolio (w/o loans)	194,430	177,439	16,991	9.6
Available-for-sale financial assets	72,457	60,255	12,202	20.3
Due from credit institutions**	100,819	153,006	(52,187)	(34.1)
Intangible assets and property and equipment	6,411	7,053	(642)	(9.1)
Other assets	67,969	63,335	4,635	7.3

Total assets/liabilities & shareholders’ equity	667,643	698,576	(30,932)	(4.4)

Customer deposits**	303,977	300,159	3,818	1.3
Marketable debt securities**	7,634	39,999	(32,365)	(80.9)
Subordinated debt**	1,035	991	45	4.5
Insurance liabilities	5,030	3,032	1,998	65.9
Due to credit institutions**	122,659	173,297	(50,638)	(29.2)
Other liabilities	172,870	128,642	44,229	34.4
Shareholders’ equity***	54,437	52,457	1,980	3.8

Other customer funds under management	170,295	149,734	20,562	13.7

Mutual funds	168,527	148,790	19,737	13.3
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	1,769	944	824	87.3

Customer funds under management	482,943	490,883	(7,940)	(1.6)

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico
Million new mexican peso

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	7,102	7,079	7,230	7,140	6,855	6,965

Net fees	2,333	2,424	2,481	2,317	2,360	2,369
Gains (losses) on financial transactions	2,042	2,274	1,302	601	1,129	507
Other operating income*	(176)	(49)	(48)	(74)	(127)	76

Gross income	11,301	11,728	10,964	9,985	10,218	9,917

Operating expenses	(3,760)	(3,608)	(3,795)	(3,861)	(3,724)	(3,726)
General administrative expenses	(3,397)	(3,184)	(3,381)	(3,435)	(3,306)	(3,250)
Personnel	(1,770)	(1,797)	(1,784)	(1,849)	(1,756)	(1,721)
Other general administrative expenses	(1,626)	(1,387)	(1,597)	(1,586)	(1,550)	(1,529)
Depreciation and amortisation	(363)	(425)	(414)	(426)	(419)	(476)

Net operating income	7,541	8,120	7,170	6,124	6,493	6,191

Net loan-loss provisions	(4,079)	(4,259)	(3,217)	(2,852)	(2,339)	(1,952)
Other income	(80)	(161)	(197)	(39)	(179)	(335)

Profit before taxes	3,382	3,700	3,756	3,233	3,975	3,904

Tax on profit	(594)	(765)	(751)	341	(573)	(861)

Profit from continuing operations	2,788	2,935	3,004	3,575	3,402	3,043

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	2,788	2,935	3,004	3,575	3,402	3,043

Minority interests	706	768	706	834	820	748

Attributable profit to the Group	2,082	2,167	2,298	2,741	2,582	2,295

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10
Balance sheet
Customer loans**	230,686	237,489	225,716	217,391	208,977	225,558
Trading portfolio (w/o loans)	189,294	177,439	153,366	171,364	175,117	194,430
Available-for-sale financial assets	86,876	60,255	64,532	76,410	84,265	72,457
Due from credit institutions**	201,168	153,006	125,923	98,490	102,177	100,819
Intangible assets and property and equipment	7,103	7,053	7,013	6,937	6,649	6,411
Other assets	61,592	63,335	64,521	69,132	67,799	67,969

Total assets/liabilities & shareholders’ equity	776,720	698,576	641,071	639,723	644,984	667,643

Customer deposits**	350,387	300,159	296,217	300,471	296,120	303,977
Marketable debt securities**	41,714	39,999	13,811	7,923	6,937	7,634
Subordinated debt**	1,066	991	1,014	982	927	1,035
Insurance liabilities	2,457	3,032	3,742	4,273	4,325	5,030
Due to credit institutions**	196,344	173,297	168,596	165,361	143,463	122,659
Other liabilities	132,309	128,642	108,446	115,255	138,813	172,870
Shareholders’ equity***	52,443	52,457	49,245	45,458	54,399	54,437

Other customer funds under management	138,913	149,734	157,533	155,821	164,917	170,295

Mutual funds	138,119	148,790	156,491	154,171	163,250	168,527
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	794	944	1,042	1,650	1,668	1,769

Customer funds under management	532,080	490,883	468,575	465,197	468,902	482,943

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile
Million euros

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	738	572	167	29.2

Net fees	193	173	20	11.7
Gains (losses) on financial transactions	53	142	(89)	(62.6)
Other operating income*	13	21	(8)	(36.7)

Gross income	998	907	91	10.0

Operating expenses	(351)	(294)	(57)	19.2
General administrative expenses	(308)	(262)	(47)	17.9
Personnel	(193)	(159)	(34)	21.2
Other general administrative expenses	(115)	(102)	(13)	12.7
Depreciation and amortisation	(42)	(32)	(10)	29.9

Net operating income	647	613	34	5.5

Net loan-loss provisions	(200)	(249)	49	(19.7)
Other income	1	12	(11)	(90.0)

Profit before taxes	449	376	73	19.3

Tax on profit	(67)	(58)	(9)	16.2

Profit from continuing operations	381	318	63	19.9

Net profit from discontinued operations	—	—	—	—

Consolidated profit	381	318	63	19.9

Minority interests	80	60	19	32.1

Attributable profit to the Group	301	257	44	17.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.10	30.06.09	Amount	%
Balance sheet
Customer loans**	22,470	18,541	3,929	21.2
Trading portfolio (w/o loans)	4,214	3,024	1,190	39.4
Available-for-sale financial assets	2,460	2,045	415	20.3
Due from credit institutions**	2,728	2,286	442	19.3
Intangible assets and property and equipment	349	343	6	1.8
Other assets	2,341	1,480	861	58.1

Total assets/liabilities & shareholders’ equity	34,561	27,719	6,842	24.7

Customer deposits**	16,666	14,640	2,025	13.8
Marketable debt securities**	3,887	2,669	1,218	45.6
Subordinated debt**	970	824	146	17.7
Insurance liabilities	271	137	134	97.3
Due to credit institutions**	5,593	4,138	1,455	35.2
Other liabilities	4,939	3,527	1,411	40.0
Shareholders’ equity***	2,236	1,783	453	25.4

Other customer funds under management	5,423	4,581	842	18.4

Mutual funds	5,370	4,575	796	17.4
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	53	7	46	702.8

Customer funds under management	26,946	22,715	4,231	18.6

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	26.58	28.39	(1.81	p.)
Efficiency ratio (with amortisations)	35.1	32.4	2.7	p.
NPL ratio	3.31	3.30	0.01	p.
NPL coverage	97	94	3	p.
Number of employees (direct & indirect)	11,725	11,912	(187)		(1.6)
Number of branches	499	502	(3)		(0.6)

Chile
Million euros

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	245	327	298	321	344	394

Net fees	83	89	90	93	91	102
Gains (losses) on financial transactions	108	34	39	29	42	11
Other operating income*	10	11	4	9	1	12

Gross income	446	461	431	452	478	520

Operating expenses	(142)	(152)	(149)	(151)	(162)	(188)
General administrative expenses	(127)	(134)	(132)	(134)	(142)	(166)
Personnel	(77)	(82)	(80)	(82)	(86)	(107)
Other general administrative expenses	(50)	(52)	(52)	(52)	(56)	(59)
Depreciation and amortisation	(15)	(17)	(17)	(18)	(20)	(22)

Net operating income	303	310	282	300	316	331

Net loan-loss provisions	(135)	(114)	(93)	(76)	(111)	(89)
Other income	7	5	4	19	(7)	8

Profit before taxes	176	200	193	243	198	250

Tax on profit	(29)	(29)	(29)	(27)	(30)	(37)

Profit from continuing operations	146	171	165	217	168	213

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	146	171	165	217	168	213

Minority interests	29	31	31	44	34	46

Attributable profit to the Group	117	140	133	173	134	167

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10
Balance sheet
Customer loans**	18,836	18,541	17,552	19,379	20,313	22,470
Trading portfolio (w/o loans)	2,764	3,024	3,241	2,508	3,862	4,214
Available-for-sale financial assets	2,173	2,045	2,601	2,815	2,654	2,460
Due from credit institutions**	2,615	2,286	1,895	2,531	2,148	2,728
Intangible assets and property and equipment	338	343	316	352	353	349
Other assets	1,519	1,480	1,394	2,631	2,496	2,341

Total assets/liabilities & shareholders’ equity	28,244	27,719	27,000	30,216	31,825	34,561

Customer deposits**	15,281	14,640	12,880	14,624	14,934	16,666
Marketable debt securities**	2,549	2,669	2,614	3,183	3,191	3,887
Subordinated debt**	850	824	776	813	858	970
Insurance liabilities	121	137	167	198	229	271
Due to credit institutions**	4,337	4,138	5,032	6,257	5,689	5,593
Other liabilities	3,010	3,527	3,922	3,454	4,476	4,939
Shareholders’ equity***	2,097	1,783	1,609	1,687	2,449	2,236

Other customer funds under management	4,159	4,581	4,492	5,328	5,281	5,423

Mutual funds	4,153	4,575	4,463	5,290	5,241	5,370
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	6	7	28	39	40	53

Customer funds under management	22,840	22,715	20,761	23,948	24,264	26,946

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	3.05	3.30	3.38	3.20	3.36	3.31
NPL coverage	95	94	94	89	99	97

Spread (Retail Banking)	7.92	7.81	7.48	7.38	7.49	7.33

Spread loans	5.90	5.89	5.61	5.26	5.24	5.03
Spread deposits	2.02	1.92	1.87	2.12	2.25	2.30

Chile
Million dollars

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	977	761	216	28.3

Net fees	255	230	25	11.0
Gains (losses) on financial transactions	70	189	(119)	(62.8)
Other operating income*	17	28	(10)	(37.1)

Gross income	1,319	1,208	112	9.2

Operating expenses	(464)	(391)	(72)	18.4
General administrative expenses	(408)	(348)	(60)	17.1
Personnel	(255)	(212)	(43)	20.4
Other general administrative expenses	(152)	(136)	(16)	11.9
Depreciation and amortisation	(56)	(43)	(13)	29.0

Net operating income	856	816	40	4.8

Net loan-loss provisions	(264)	(331)	67	(20.3)
Other income	2	16	(14)	(90.0)

Profit before taxes	593	500	93	18.5

Tax on profit	(89)	(77)	(12)	15.4

Profit from continuing operations	504	423	81	19.1

Net profit from discontinued operations	—	—	—	—

Consolidated profit	504	423	81	19.1

Minority interests	106	80	25	31.2

Attributable profit to the Group	398	343	56	16.3

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.10	30.06.09	Amount	%
Balance sheet
Customer loans**	27,572	26,206	1,367	5.2
Trading portfolio (w/o loans)	5,171	4,274	897	21.0
Available-for-sale financial assets	3,018	2,891	128	4.4
Due from credit institutions**	3,348	3,232	116	3.6
Intangible assets and property and equipment	428	484	(56)	(11.7)
Other assets	2,873	2,092	780	37.3

Total assets/liabilities & shareholders’ equity	42,410	39,178	3,231	8.2

Customer deposits**	20,450	20,693	(242)	(1.2)
Marketable debt securities**	4,770	3,773	997	26.4
Subordinated debt**	1,190	1,165	25	2.2
Insurance liabilities	333	194	138	71.3
Due to credit institutions**	6,863	5,848	1,014	17.3
Other liabilities	6,060	4,985	1,075	21.6
Shareholders’ equity***	2,744	2,520	224	8.9

Other customer funds under management	6,655	6,475	179	2.8

Mutual funds	6,590	6,466	124	1.9
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	65	9	55	597.0

Customer funds under management	33,065	32,105	960	3.0

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile
Million dollars

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	319	442	425	469	475	501

Net fees	108	121	128	137	126	129
Gains (losses) on financial transactions	140	49	58	45	58	12
Other operating income*	13	15	7	13	1	16

Gross income	580	627	617	664	661	659

Operating expenses	(185)	(206)	(212)	(222)	(224)	(239)
General administrative expenses	(166)	(183)	(188)	(197)	(197)	(211)
Personnel	(100)	(112)	(114)	(120)	(119)	(136)
Other general administrative expenses	(65)	(71)	(74)	(76)	(77)	(75)
Depreciation and amortisation	(20)	(23)	(25)	(26)	(28)	(28)

Net operating income	395	421	405	442	437	419

Net loan-loss provisions	(176)	(156)	(134)	(115)	(153)	(111)
Other income	9	6	6	27	(9)	11

Profit before taxes	229	272	276	354	274	319

Tax on profit	(38)	(39)	(41)	(39)	(42)	(47)

Profit from continuing operations	191	232	235	314	232	272

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	191	232	235	314	232	272

Minority interests	38	42	45	64	46	59

Attributable profit to the Group	152	190	190	250	186	213

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10
Balance sheet
Customer loans**	25,066	26,206	25,702	27,917	27,380	27,572
Trading portfolio (w/o loans)	3,678	4,274	4,746	3,614	5,205	5,171
Available-for-sale financial assets	2,892	2,891	3,808	4,056	3,577	3,018
Due from credit institutions**	3,480	3,232	2,775	3,646	2,895	3,348
Intangible assets and property and equipment	449	484	463	506	475	428
Other assets	2,021	2,092	2,042	3,790	3,365	2,873

Total assets/liabilities & shareholders’ equity	37,587	39,178	39,535	43,529	42,897	42,410

Customer deposits**	20,336	20,693	18,860	21,067	20,130	20,450
Marketable debt securities**	3,392	3,773	3,827	4,585	4,301	4,770
Subordinated debt**	1,131	1,165	1,136	1,172	1,157	1,190
Insurance liabilities	161	194	244	285	308	333
Due to credit institutions**	5,771	5,848	7,368	9,014	7,668	6,863
Other liabilities	4,005	4,985	5,744	4,976	6,033	6,060
Shareholders’ equity***	2,790	2,520	2,356	2,430	3,301	2,744

Other customer funds under management	5,535	6,475	6,577	7,676	7,118	6,655

Mutual funds	5,527	6,466	6,536	7,620	7,065	6,590
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	8	9	41	56	54	65

Customer funds under management	30,395	32,105	30,401	34,500	32,705	33,065

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile
Million chilean peso

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	513,008	445,131	67,877	15.2

Net fees	133,948	134,367	(419)	(0.3)
Gains (losses) on financial transactions	36,967	110,668	(73,700)	(66.6)
Other operating income*	9,189	16,272	(7,084)	(43.5)

Gross income	693,112	706,438	(13,326)	(1.9)

Operating expenses	(243,542)	(228,988)	(14,553)	6.4
General administrative expenses	(214,280)	(203,736)	(10,544)	5.2
Personnel	(134,187)	(124,071)	(10,117)	8.2
Other general administrative expenses	(80,092)	(79,665)	(427)	0.5
Depreciation and amortisation	(29,262)	(25,253)	(4,009)	15.9

Net operating income	449,571	477,450	(27,879)	(5.8)

Net loan-loss provisions	(138,768)	(193,823)	55,055	(28.4)
Other income	815	9,103	(8,289)	(91.1)

Profit before taxes	311,617	292,730	18,887	6.5

Tax on profit	(46,838)	(45,199)	(1,640)	3.6

Profit from continuing operations	264,779	247,531	17,247	7.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	264,779	247,531	17,247	7.0

Minority interests	55,487	47,085	8,403	17.8

Attributable profit to the Group	209,291	200,447	8,845	4.4

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.10	30.06.09	Amount	%
Balance sheet
Customer loans**	15,011,786	13,889,053	1,122,733	8.1
Trading portfolio (w/o loans)	2,815,194	2,265,010	550,184	24.3
Available-for-sale financial assets	1,643,376	1,532,075	111,301	7.3
Due from credit institutions**	1,822,602	1,712,758	109,844	6.4
Intangible assets and property and equipment	232,911	256,655	(23,745)	(9.3)
Other assets	1,563,996	1,108,846	455,151	41.0

Total assets/liabilities & shareholders’ equity	23,089,865	20,764,397	2,325,468	11.2

Customer deposits**	11,134,231	10,967,042	167,189	1.5
Marketable debt securities**	2,596,900	1,999,484	597,417	29.9
Subordinated debt**	647,889	617,396	30,493	4.9
Insurance liabilities	181,090	102,888	78,203	76.0
Due to credit institutions**	3,736,344	3,099,571	636,773	20.5
Other liabilities	3,299,430	2,642,210	657,220	24.9
Shareholders’ equity***	1,493,979	1,335,806	158,173	11.8

Other customer funds under management	3,623,158	3,431,922	191,237	5.6

Mutual funds	3,587,894	3,426,996	160,898	4.7
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	35,264	4,925	30,339	616.0

Customer funds under management	18,002,179	17,015,844	986,335	5.8

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile
Million chilean peso

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	192,686	252,445	232,271	245,138	246,773	266,235

Net fees	65,590	68,777	70,016	71,324	65,451	68,497
Gains (losses) on financial transactions	84,842	25,826	30,392	21,632	30,219	6,748
Other operating income*	7,849	8,424	3,448	6,961	590	8,598

Gross income	350,966	355,472	336,127	345,054	343,034	350,079

Operating expenses	(112,051)	(116,938)	(116,013)	(115,615)	(116,424)	(127,118)
General administrative expenses	(100,147)	(103,588)	(102,598)	(102,152)	(102,097)	(112,182)
Personnel	(60,712)	(63,358)	(62,085)	(62,662)	(61,980)	(72,207)
Other general administrative expenses	(39,435)	(40,230)	(40,513)	(39,490)	(40,117)	(39,975)
Depreciation and amortisation	(11,904)	(13,349)	(13,415)	(13,463)	(14,327)	(14,935)

Net operating income	238,916	238,534	220,113	229,439	226,610	222,961

Net loan-loss provisions	(106,137)	(87,686)	(72,324)	(57,587)	(79,655)	(59,113)
Other income	5,573	3,531	2,990	14,590	(4,763)	5,578

Profit before taxes	138,351	154,379	150,780	186,442	142,192	169,425

Tax on profit	(23,014)	(22,185)	(22,277)	(20,287)	(21,780)	(25,058)

Profit from continuing operations	115,337	132,194	128,503	166,155	120,412	144,367

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	115,337	132,194	128,503	166,155	120,412	144,367

Minority interests	23,147	23,938	24,539	33,923	24,106	31,381

Attributable profit to the Group	92,190	108,256	103,964	132,233	96,306	112,985

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10
Balance sheet
Customer loans**	14,552,351	13,889,053	14,073,134	14,160,779	14,400,683	15,011,786
Trading portfolio (w/o loans)	2,135,485	2,265,010	2,598,537	1,833,019	2,737,538	2,815,194
Available-for-sale financial assets	1,678,929	1,532,075	2,085,028	2,057,305	1,881,218	1,643,376
Due from credit institutions**	2,020,461	1,712,758	1,519,456	1,849,613	1,522,675	1,822,602
Intangible assets and property and equipment	260,761	256,655	253,627	256,862	249,913	232,911
Other assets	1,173,288	1,108,846	1,117,858	1,922,558	1,769,688	1,563,996

Total assets/liabilities & shareholders’ equity	21,821,275	20,764,397	21,647,640	22,080,136	22,561,716	23,089,865

Customer deposits**	11,806,277	10,967,042	10,327,008	10,686,115	10,587,234	11,134,231
Marketable debt securities**	1,969,513	1,999,484	2,095,610	2,325,952	2,261,850	2,596,900
Subordinated debt**	656,441	617,396	622,146	594,247	608,269	647,889
Insurance liabilities	93,554	102,888	133,754	144,628	162,235	181,090
Due to credit institutions**	3,350,489	3,099,571	4,034,388	4,572,448	4,033,187	3,736,344
Other liabilities	2,325,195	2,642,210	3,144,869	2,523,885	3,173,023	3,299,430
Shareholders’ equity**	1,619,806	1,335,806	1,289,866	1,232,860	1,735,919	1,493,979

Other customer funds under management	3,213,503	3,431,922	3,601,321	3,893,733	3,743,867	3,623,158

Mutual funds	3,208,585	3,426,996	3,578,676	3,865,472	3,715,689	3,587,894
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	4,918	4,925	22,645	28,261	28,178	35,264

Customer funds under management	17,645,734	17,015,844	16,646,084	17,500,046	17,201,221	18,002,179

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Sovereign
Million euros

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	869	510	360	70.6

Net fees	207	179	29	16.1
Gains (losses) on financial transactions	(7)	30	(37)	—
Other operating income*	(34)	(59)	25	(42.3)

Gross income	1,036	660	377	57.1

Operating expenses	(456)	(436)	(20)	4.5
General administrative expenses	(403)	(382)	(20)	5.3
Personnel	(223)	(233)	9	(4.1)
Other general administrative expenses	(179)	(149)	(30)	20.0
Depreciation and amortisation	(53)	(54)	1	(1.5)

Net operating income	580	223	357	159.8

Net loan-loss provisions	(307)	(270)	(37)	13.6
Other income	(23)	(1)	(21)	—

Profit before taxes	251	(48)	299	—

Tax on profit	(79)	22	(101)	—

Profit from continuing operations	172	(26)	198	—

Net profit from discontinued operations	—	—	—	—

Consolidated profit	172	(26)	198	—

Minority interests	—	—	—	—

Attributable profit to the Group	172	(26)	198	—

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.10	30.06.09	Amount	%
Balance sheet
Customer loans**	39,849	37,564	2,285	6.1
Trading portfolio (w/o loans)	249	204	46	22.5
Available-for-sale financial assets	11,587	7,609	3,978	52.3
Due from credit institutions**	718	422	296	70.2
Intangible assets and property and equipment	481	511	(30)	(5.9)
Other assets	3,785	5,446	(1,661)	(30.5)

Total assets/liabilities & shareholders’ equity	56,669	51,756	4,914	9.5

Customer deposits**	33,837	34,934	(1,097)	(3.1)
Marketable debt securities**	13,864	10,291	3,573	34.7
Subordinated debt**	2,913	2,517	396	15.7
Insurance liabilities	—	—	—	—
Due to credit institutions**	52	1,402	(1,351)	(96.3)
Other liabilities	2,729	1,539	1,190	77.3
Shareholders’ equity***	3,274	1,072	2,202	205.4

Other customer funds under management	92	538	(446)	(83.0)

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	92	538	(446)	(83.0)
Savings-insurance policies	—	—	—	—

Customer funds under management	50,706	48,280	2,426	5.0

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	12.67	—	12.67	p.
Efficiency ratio (with amortisations)	44.0	66.1	(22.1	p.)
NPL ratio	5.11	4.34	0.77	p.
NPL coverage	67	67	0	p.
Number of employees (direct & indirect)	8,386	9,594	(1,208)		(12.6)
Number of branches	722	751	(29)		(3.9)

Sovereign
Million euros

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	203	307	298	353	413	457

Net fees	70	109	104	98	96	112
Gains (losses) on financial transactions	(10)	40	18	(35)	6	(13)
Other operating income*	(6)	(52)	(23)	(9)	(16)	(18)

Gross income	257	403	395	408	498	538

Operating expenses	(191)	(245)	(226)	(218)	(219)	(236)
General administrative expenses	(169)	(213)	(197)	(187)	(193)	(210)
Personnel	(105)	(128)	(116)	(108)	(107)	(116)
Other general administrative expenses	(64)	(85)	(81)	(79)	(85)	(94)
Depreciation and amortisation	(22)	(32)	(30)	(31)	(27)	(26)

Net operating income	65	158	169	190	279	302

Net loan-loss provisions	(94)	(176)	(155)	(146)	(167)	(140)
Other income	(1)	(0)	(18)	(39)	(9)	(14)

Profit before taxes	(29)	(19)	(4)	5	104	147

Tax on profit	10	12	2	(2)	(35)	(44)

Profit from continuing operations	(20)	(7)	(2)	3	69	103

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	(20)	(7)	(2)	3	69	103

Minority interests	—	—	—	—	—	—

Attributable profit to the Group	(20)	(7)	(2)	3	69	103

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10
Balance sheet
Customer loans**	41,466	37,564	34,409	34,605	38,441	39,849
Trading portfolio (w/o loans)	346	204	203	163	191	249
Available-for-sale financial assets	6,531	7,609	9,100	9,568	10,758	11,587
Due from credit institutions**	284	422	767	496	315	718
Intangible assets and property and equipment	590	511	399	391	438	481
Other assets	7,920	5,446	2,910	3,568	3,244	3,785

Total assets/liabilities & shareholders’ equity	57,137	51,756	47,788	48,791	53,387	56,669

Customer deposits**	38,108	34,934	31,634	30,888	31,352	33,837
Marketable debt securities**	12,150	10,291	9,740	11,236	12,652	13,864
Subordinated debt**	1,811	2,517	2,366	2,129	2,763	2,913
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	1,864	1,402	516	736	1,439	52
Other liabilities	1,444	1,539	1,386	1,689	2,272	2,729
Shareholders’ equity***	1,760	1,072	2,146	2,113	2,909	3,274

Other customer funds under management	589	538	447	327	229	92

Mutual funds	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—
Managed portfolios	589	538	447	327	229	92
Savings-insurance policies	—	—	—	—	—	—

Customer funds under management	52,659	48,280	44,187	44,581	46,996	50,706

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	3.98	4.34	4.82	5.35	5.14	5.11
NPL coverage	66	67	68	62	64	67

Spread (Retail Banking)	7.86	7.61	7.84	7.20	7.21	6.91

Spread loans	5.33	5.86	6.15	5.77	5.84	5.70
Spread deposits	2.53	1.75	1.69	1.43	1.37	1.21

Sovereign
Million dollars

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	1,150	679	471	69.4

Net fees	274	238	36	15.3
Gains (losses) on financial transactions	(9)	40	(49)	—
Other operating income*	(45)	(78)	33	(42.7)

Gross income	1,370	878	492	56.0

Operating expenses	(603)	(581)	(22)	3.8
General administrative expenses	(533)	(509)	(24)	4.6
Personnel	(296)	(310)	15	(4.7)
Other general administrative expenses	(237)	(199)	(38)	19.2
Depreciation and amortisation	(70)	(72)	2	(2.2)

Net operating income	767	297	470	158.1

Net loan-loss provisions	(406)	(360)	(46)	12.8
Other income	(30)	(2)	(28)	—

Profit before taxes	332	(64)	396	—

Tax on profit	(105)	29	(133)	—

Profit from continuing operations	227	(35)	262	—

Net profit from discontinued operations	—	—	—	—

Consolidated profit	227	(35)	262	—

Minority interests	—	—	—	—

Attributable profit to the Group	227	(35)	262	—

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.10	30.06.09	Amount	%
Balance sheet
Customer loans**	48,898	53,093	(4,194)	(7.9)
Trading portfolio (w/o loans)	306	288	18	6.3
Available-for-sale financial assets	14,218	10,755	3,464	32.2
Due from credit institutions**	881	596	285	47.8
Intangible assets and property and equipment	590	723	(132)	(18.3)
Other assets	4,644	7,697	(3,052)	(39.7)

Total assets/liabilities & shareholders’ equity	69,539	73,151	(3,613)	(4.9)

Customer deposits**	41,522	49,376	(7,854)	(15.9)
Marketable debt securities**	17,012	14,545	2,467	17.0
Subordinated debt**	3,575	3,558	17	0.5
Insurance liabilities	—	—	—	—
Due to credit institutions**	63	1,982	(1,919)	(96.8)
Other liabilities	3,348	2,175	1,173	54.0
Shareholders’ equity***	4,018	1,515	2,503	165.2

Other customer funds under management	112	760	(648)	(85.2)

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	112	760	(648)	(85.2)
Savings-insurance policies	—	—	—	—

Customer funds under management	62,221	68,239	(6,018)	(8.8)

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Sovereign
Million dollars

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	264	414	422	513	570	580

Net fees	91	147	147	144	132	142
Gains (losses) on financial transactions	(13)	52	25	(47)	8	(17)
Other operating income*	(8)	(70)	(34)	(14)	(22)	(22)

Gross income	334	544	561	595	688	682

Operating expenses	(249)	(332)	(323)	(321)	(303)	(300)
General administrative expenses	(220)	(289)	(280)	(276)	(266)	(266)
Personnel	(136)	(174)	(166)	(160)	(148)	(147)
Other general administrative expenses	(84)	(115)	(115)	(116)	(118)	(119)
Depreciation and amortisation	(29)	(43)	(42)	(45)	(37)	(33)

Net operating income	85	212	238	274	385	382

Net loan-loss provisions	(122)	(238)	(221)	(214)	(230)	(175)
Other income	(1)	(0)	(24)	(55)	(12)	(18)

Profit before taxes	(38)	(26)	(7)	6	143	189

Tax on profit	12	16	3	(2)	(48)	(57)

Profit from continuing operations	(25)	(10)	(4)	4	95	132

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	(25)	(10)	(4)	4	95	132

Minority interests	—	—	—	—	—	—

Attributable profit to the Group	(25)	(10)	(4)	4	95	132

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10
Balance sheet
Customer loans**	55,183	53,093	50,385	49,852	51,815	48,898
Trading portfolio (w/o loans)	461	288	298	235	258	306
Available-for-sale financial assets	8,691	10,755	13,325	13,784	14,500	14,218
Due from credit institutions**	378	596	1,124	714	425	881
Intangible assets and property and equipment	785	723	584	564	590	590
Other assets	10,540	7,697	4,261	5,140	4,373	4,644

Total assets/liabilities & shareholders’ equity	76,037	73,151	69,976	70,289	71,961	69,539

Customer deposits**	50,715	49,376	46,321	44,497	42,259	41,522
Marketable debt securities**	16,169	14,545	14,263	16,187	17,054	17,012
Subordinated debt**	2,411	3,558	3,465	3,068	3,724	3,575
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	2,481	1,982	756	1,061	1,939	63
Other liabilities	1,921	2,175	2,030	2,433	3,063	3,348
Shareholders’ equity***	2,342	1,515	3,142	3,043	3,922	4,018

Other customer funds under management	784	760	654	472	309	112

Mutual funds	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—
Managed portfolios	784	760	654	472	309	112
Savings-insurance policies	—	—	—	—	—	—

Customer funds under management	70,078	68,239	64,702	64,223	63,346	62,221

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Corporate Activities
Million euros

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	(1,308)	(1,225)	(83)	6.8

Net fees	(12)	12	(24)	—
Gains (losses) on financial transactions	(129)	408	(536)	—
Dividends	30	73	(43)	(59.1)
Income from equity-accounted method	(2)	(10)	7	(74.5)
Other operating income/expenses	63	29	34	115.6

Gross income	(1,358)	(713)	(646)	90.6

Operating expenses	(420)	(431)	12	(2.7)
General administrative expenses	(355)	(360)	5	(1.3)
Personnel	(134)	(161)	28	(17.1)
Other general administrative expenses	(222)	(198)	(23)	11.6
Depreciation and amortisation	(64)	(71)	7	(9.8)

Net operating income	(1,778)	(1,144)	(634)	55.4

Net loan-loss provisions	(60)	11	(72)	—
Other income	(245)	(359)	113	(31.6)

Profit before taxes (w/o capital gains)	(2,084)	(1,491)	(593)	39.8

Tax on profit	647	637	10	1.5

Profit from continuing operations (w/o capital gains)	(1,437)	(854)	(583)	68.3

Net profit from discontinued operations	(10)	—	(10)	—

Consolidated profit (w/o capital gains)	(1,447)	(854)	(594)	69.5

Minority interests	(1)	(3)	1	(50.5)

Attributable profit to the Group (w/o capital gains)	(1,446)	(851)	(595)	69.9

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	(1,446)	(851)	(595)	69.9

			Variation
	30.06.10	30.06.09	Amount	%
Balance sheet
Trading portfolio (w/o loans)	7,240	4,120	3,120	75.7
Available-for-sale financial assets	19,628	24,233	(4,605)	(19.0)
Investments	62	48	13	27.4
Goodwill	25,345	23,192	2,153	9.3
Liquidity lent to the Group	38,883	68,585	(29,702)	(43.3)
Capital assigned to Group areas	61,110	50,287	10,823	21.5
Other assets	70,172	89,701	(19,529)	(21.8)

Total assets/liabilities & shareholders’ equity	222,439	260,166	(37,727)	(14.5)

Customer deposits*	9,692	1,221	8,471	693.9
Marketable debt securities*	75,260	93,266	(18,006)	(19.3)
Subordinated debt	15,311	23,463	(8,152)	(34.7)
Other liabilities	52,475	77,037	(24,561)	(31.9)
Group capital and reserves**	69,702	65,180	4,522	6.9

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	100,262	117,950	(17,687)	(15.0)

*	Including all on-balance sheet balances for this item

**	Not including profit of the year

Resources
Number of employees (direct & indirect)	1,840	1,690	150	8.9

Corporate Activities
Million euros

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	(637)	(588)	(480)	(505)	(606)	(702)

Net fees	13	(1)	(12)	(6)	(2)	(10)
Gains (losses) on financial transactions	113	294	(6)	229	(55)	(73)
Dividends	23	51	28	20	6	24
Income from equity-accounted method	(16)	7	(1)	(5)	(1)	(1)
Other operating income/expenses	9	20	0	23	30	33

Gross income	(496)	(217)	(470)	(244)	(629)	(729)

Operating expenses	(220)	(211)	(168)	(210)	(227)	(193)
General administrative expenses	(185)	(175)	(141)	(195)	(188)	(167)
Personnel	(87)	(75)	(65)	(81)	(92)	(42)
Other general administrative expenses	(98)	(100)	(75)	(114)	(96)	(125)
Depreciation and amortisation	(35)	(36)	(28)	(15)	(39)	(26)

Net operating income	(716)	(428)	(638)	(454)	(856)	(922)

Net loan-loss provisions	2	9	(38)	76	(38)	(22)
Other income	(126)	(232)	(197)	(293)	(91)	(155)

Profit before taxes (w/o capital gains)	(840)	(651)	(873)	(670)	(985)	(1,099)

Tax on profit	352	286	400	383	272	375

Profit from continuing operations (w/o capital gains)	(489)	(365)	(473)	(287)	(712)	(724)

Net profit from discontinued operations	—	—	(3)	(11)	(10)	(0)

Consolidated profit (w/o capital gains)	(489)	(365)	(476)	(298)	(723)	(725)

Minority interests	(4)	1	(10)	7	(1)	(0)

Attributable profit to the Group (w/o capital gains)	(485)	(366)	(466)	(306)	(722)	(724)

Net extraordinary capital gains and allowances	—	—	—	—	—	—

Attributable profit to the Group	(485)	(366)	(466)	(306)	(722)	(724)

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10
Balance sheet
Trading portfolio (w/o loans)	2,763	4,120	4,194	4,331	5,146	7,240
Available-for-sale financial assets	16,930	24,233	27,349	26,870	22,467	19,628
Investments	106	48	31	32	33	62
Goodwill	20,719	23,192	23,474	22,865	23,602	25,345
Liquidity lent to the Group	77,647	68,585	56,506	49,677	49,480	38,883
Capital assigned to Group areas	52,576	50,287	50,911	52,448	58,705	61,110
Other assets	88,852	89,701	68,225	64,511	79,940	70,172

Total assets/liabilities & shareholders’ equity	259,594	260,166	230,691	220,733	239,373	222,439

Customer deposits*	2,748	1,221	1,081	3,216	10,197	9,692
Marketable debt securities*	98,807	93,266	86,032	83,094	80,077	75,260
Subordinated debt	23,327	23,463	20,121	19,131	16,047	15,311
Other liabilities	65,264	77,037	58,561	50,106	59,168	52,475
Group capital and reserves***	69,447	65,180	64,895	65,186	73,883	69,702

Other customer funds under management	—	—	—	—	—	—

Mutual funds	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—

Customer funds under management	124,882	117,950	107,234	105,442	106,321	100,262

*	Including all on-balance sheet balances for this item

**	Not including profit of the year

Spain
Million euros

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	3,481	3,809	(328)	(8.6)

Net fees	1,217	1,365	(148)	(10.8)
Gains (losses) on financial transactions	490	251	238	94.9
Other operating income*	174	152	22	14.6

Gross income	5,361	5,576	(215)	(3.9)

Operating expenses	(2,057)	(2,021)	(36)	1.8
General administrative expenses	(1,851)	(1,837)	(14)	0.7
Personnel	(1,222)	(1,214)	(8)	0.6
Other general administrative expenses	(629)	(623)	(6)	0.9
Depreciation and amortisation	(206)	(184)	(22)	12.0

Net operating income	3,304	3,555	(251)	(7.1)

Net loan-loss provisions	(679)	(655)	(24)	3.6
Other income	(37)	(14)	(23)	160.1

Profit before taxes	2,589	2,886	(297)	(10.3)

Tax on profit	(705)	(766)	62	(8.1)

Profit from continuing operations	1,884	2,120	(236)	(11.1)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,884	2,120	(236)	(11.1)

Minority interests	46	45	2	3.5

Attributable profit to the Group	1,838	2,075	(237)	(11.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.10	30.06.09	Amount	%
Balance sheet
Customer loans**	239,575	248,608	(9,033)	(3.6)
Trading portfolio (w/o loans)	59,725	58,928	797	1.4
Available-for-sale financial assets	15,193	15,748	(555)	(3.5)
Due from credit institutions**	57,802	51,057	6,746	13.2
Intangible assets and property and equipment	3,995	3,590	405	11.3
Other assets	13,635	14,290	(656)	(4.6)

Total assets/liabilities & shareholders’ equity	389,925	392,221	(2,296)	(0.6)

Customer deposits**	185,206	141,877	43,329	30.5
Marketable debt securities**	31,150	36,989	(5,839)	(15.8)
Subordinated debt**	1,788	1,791	(4)	(0.2)
Insurance liabilities	2,914	10,950	(8,036)	(73.4)
Due to credit institutions**	41,747	54,554	(12,807)	(23.5)
Other liabilities	107,767	127,280	(19,513)	(15.3)
Shareholders’ equity***	19,353	18,780	573	3.1

Other customer funds under management	55,221	63,785	(8,564)	(13.4)

Mutual funds	38,395	40,619	(2,224)	(5.5)
Pension funds	9,425	9,412	14	0.1
Managed portfolios	5,313	4,175	1,138	27.3
Savings-insurance policies	2,087	9,580	(7,492)	(78.2)

Customer funds under management	273,364	244,443	28,922	11.8

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	19.50	21.76	(2.26	p.)
Efficiency ratio (with amortisations)	38.4	36.2	2.2	p.
NPL ratio	3.71	2.72	0.99	p.
NPL coverage	64	71	(7	p.)
Number of employees (direct & indirect)	33,387	33,744	(357)		(1.1)
Number of branches	4,857	4,918	(61)		(1.2)

Spain
Million euros

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	1,918	1,891	1,839	1,749	1,800	1,681

Net fees	642	722	591	570	631	585
Gains (losses) on financial transactions	88	163	211	104	285	205
Other operating income*	61	91	48	91	43	131

Gross income	2,709	2,867	2,689	2,514	2,759	2,602

Operating expenses	(1,011)	(1,010)	(1,002)	(1,041)	(1,022)	(1,035)
General administrative expenses	(920)	(917)	(910)	(946)	(922)	(929)
Personnel	(610)	(604)	(599)	(583)	(601)	(621)
Other general administrative expenses	(310)	(313)	(312)	(363)	(321)	(308)
Depreciation and amortisation	(91)	(93)	(92)	(95)	(100)	(106)

Net operating income	1,699	1,857	1,687	1,473	1,738	1,567

Net loan-loss provisions	(305)	(350)	(306)	(304)	(327)	(352)
Other income	(6)	(9)	(61)	(52)	(10)	(27)

Profit before taxes	1,388	1,498	1,321	1,117	1,400	1,188

Tax on profit	(376)	(390)	(356)	(331)	(381)	(323)

Profit from continuing operations	1,012	1,108	964	785	1,019	865

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	1,012	1,108	964	785	1,019	865

Minority interests	22	23	20	13	22	25

Attributable profit to the Group	990	1,085	944	772	997	841

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10
Balance sheet
Customer loans**	248,849	248,608	240,896	237,885	234,551	239,575
Trading portfolio (w/o loans)	65,891	58,928	49,650	47,869	56,654	59,725
Available-for-sale financial assets	14,337	15,748	15,212	15,656	17,136	15,193
Due from credit institutions**	53,995	51,057	45,239	58,844	56,388	57,802
Intangible assets and property and equipment	3,588	3,590	3,583	4,025	3,992	3,995
Other assets	12,182	14,290	16,283	14,380	15,046	13,635

Total assets/liabilities & shareholders’ equity	398,842	392,221	370,863	378,660	383,767	389,925

Customer deposits**	143,291	141,877	141,195	155,425	165,806	185,206
Marketable debt securities**	35,727	36,989	37,615	34,022	32,030	31,150
Subordinated debt**	1,442	1,791	1,751	1,811	1,752	1,788
Insurance liabilities	10,366	10,950	11,881	5,448	5,456	2,914
Due to credit institutions**	41,761	54,554	50,887	63,039	55,262	41,747
Other liabilities	146,350	127,280	108,825	100,292	104,918	107,767
Shareholders’ equity***	19,905	18,780	18,709	18,622	18,544	19,353

Other customer funds under management	63,049	63,785	65,573	60,098	59,773	55,221

Mutual funds	41,042	40,619	40,646	40,616	40,271	38,395
Pension funds	9,273	9,412	9,753	9,912	9,826	9,425
Managed portfolios	3,788	4,175	4,731	5,377	5,388	5,313
Savings-insurance policies	8,947	9,580	10,443	4,193	4,288	2,087

Customer funds under management	243,509	244,443	246,134	251,356	259,360	273,364

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	2.40	2.72	2.98	3.41	3.59	3.71
NPL coverage	81	71	67	73	68	64

Retail Banking
Million euros

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	14,392	12,473	1,919	15.4

Net fees	3,980	3,684	297	8.1
Gains (losses) on financial transactions	602	656	(54)	(8.2)
Other operating income*	(100)	(8)	(91)	—

Gross income	18,875	16,805	2,070	12.3

Operating expenses	(7,525)	(6,873)	(652)	9.5
General administrative expenses	(6,743)	(6,217)	(527)	8.5
Personnel	(3,859)	(3,580)	(279)	7.8
Other general administrative expenses	(2,885)	(2,637)	(248)	9.4
Depreciation and amortisation	(782)	(657)	(125)	19.0

Net operating income	11,350	9,931	1,419	14.3

Net loan-loss provisions	(4,883)	(4,647)	(236)	5.1
Other income	(529)	(389)	(140)	36.1

Profit before taxes	5,938	4,896	1,042	21.3

Tax on profit	(1,394)	(1,167)	(227)	19.5

Profit from continuing operations	4,544	3,729	815	21.8

Net profit from discontinued operations	(3)	61	(63)	—

Consolidated profit	4,541	3,790	751	19.8

Minority interests	300	147	153	104.5

Attributable profit to the Group	4,241	3,643	598	16.4

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.10	30.06.09	Amount	%
Business volumes
Total assets	902,245	824,287	77,958	9.5
Customer loans	656,603	619,741	36,862	5.9
Customer deposits	510,790	429,976	80,813	18.8

Retail Banking
Million euros

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	6,000	6,473	6,613	6,715	7,063	7,329

Net fees	1,777	1,906	1,945	1,898	1,912	2,069
Gains (losses) on financial transactions	362	295	389	329	259	343
Other operating income*	30	(39)	(29)	(45)	(39)	(60)

Gross income	8,169	8,635	8,918	8,896	9,194	9,681

Operating expenses	(3,368)	(3,505)	(3,535)	(3,636)	(3,624)	(3,901)
General administrative expenses	(3,052)	(3,164)	(3,188)	(3,277)	(3,249)	(3,494)
Personnel	(1,761)	(1,819)	(1,804)	(1,852)	(1,860)	(1,999)
Other general administrative expenses	(1,292)	(1,345)	(1,383)	(1,426)	(1,389)	(1,495)
Depreciation and amortisation	(316)	(341)	(347)	(358)	(375)	(407)

Net operating income	4,801	5,130	5,384	5,261	5,571	5,779

Net loan-loss provisions	(2,195)	(2,452)	(2,542)	(2,387)	(2,448)	(2,435)
Other income	(166)	(223)	(230)	(193)	(284)	(245)

Profit before taxes	2,440	2,456	2,612	2,680	2,838	3,100

Tax on profit	(638)	(528)	(613)	(675)	(652)	(742)

Profit from continuing operations	1,801	1,928	1,999	2,005	2,186	2,357

Net profit from discontinued operations	67	(6)	(4)	(11)	(2)	(1)

Consolidated profit	1,868	1,921	1,995	1,994	2,185	2,356

Minority interests	71	76	75	140	136	164

Attributable profit to the Group	1,798	1,845	1,920	1,854	2,049	2,192

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10
Business volumes
Total assets	812,114	824,287	781,421	813,517	836,404	902,245
Customer loans	607,782	619,741	598,750	618,417	620,274	656,603
Customer deposits	415,376	429,976	426,558	450,942	468,309	510,790

Retail Banking Continental Europe
Million euros

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	5,133	5,230	(97)	(1.9)

Net fees	1,569	1,564	5	0.3
Gains (losses) on financial transactions	182	193	(11)	(5.6)
Other operating income*	32	51	(20)	(38.3)

Gross income	6,915	7,038	(123)	(1.7)

Operating expenses	(2,597)	(2,595)	(2)	0.1
General administrative expenses	(2,343)	(2,351)	8	(0.3)
Personnel	(1,458)	(1,470)	12	(0.8)
Other general administrative expenses	(885)	(881)	(4)	0.4
Depreciation and amortisation	(253)	(243)	(10)	4.1

Net operating income	4,319	4,444	(125)	(2.8)

Net loan-loss provisions	(1,630)	(1,596)	(34)	2.2
Other income	(67)	1	(68)	—

Profit before taxes	2,621	2,849	(227)	(8.0)

Tax on profit	(688)	(724)	36	(4.9)

Profit from continuing operations	1,933	2,125	(192)	(9.0)

Net profit from discontinued operations	(3)	(27)	25	(90.4)

Consolidated profit	1,931	2,098	(167)	(8.0)

Minority interests	55	51	3	6.8

Attributable profit to the Group	1,876	2,047	(171)	(8.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe
Million euros

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	2,579	2,651	2,614	2,521	2,624	2,509

Net fees	779	785	777	766	778	791
Gains (losses) on financial transactions	110	83	73	58	87	95
Other operating income*	25	26	(7)	19	9	23

Gross income	3,494	3,545	3,457	3,363	3,499	3,417

Operating expenses	(1,294)	(1,301)	(1,280)	(1,323)	(1,293)	(1,304)
General administrative expenses	(1,172)	(1,180)	(1,158)	(1,192)	(1,169)	(1,174)
Personnel	(738)	(732)	(720)	(724)	(729)	(729)
Other general administrative expenses	(433)	(448)	(439)	(468)	(440)	(445)
Depreciation and amortisation	(122)	(121)	(122)	(132)	(123)	(130)

Net operating income	2,200	2,244	2,176	2,040	2,206	2,112

Net loan-loss provisions	(771)	(825)	(793)	(756)	(793)	(837)
Other income	9	(7)	(62)	(49)	(23)	(44)

Profit before taxes	1,438	1,411	1,322	1,235	1,389	1,232

Tax on profit	(373)	(350)	(346)	(361)	(371)	(318)

Profit from continuing operations	1,064	1,061	976	874	1,019	915

Net profit from discontinued operations	(18)	(10)	(5)	(12)	(2)	(1)

Consolidated profit	1,047	1,051	970	862	1,017	913

Minority interests	25	26	22	14	26	29

Attributable profit to the Group	1,022	1,025	948	847	992	885

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain
Million euros

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	3,073	3,278	(205)	(6.3)

Net fees	955	998	(43)	(4.3)
Gains (losses) on financial transactions	158	184	(26)	(14.2)
Other operating income*	21	23	(2)	(9.8)

Gross income	4,206	4,482	(276)	(6.2)

Operating expenses	(1,721)	(1,738)	17	(1.0)
General administrative expenses	(1,562)	(1,581)	19	(1.2)
Personnel	(1,036)	(1,054)	18	(1.8)
Other general administrative expenses	(526)	(527)	1	(0.2)
Depreciation and amortisation	(160)	(157)	(3)	1.7

Net operating income	2,485	2,745	(259)	(9.4)

Net loan-loss provisions	(695)	(646)	(49)	7.6
Other income	(20)	(10)	(11)	111.5

Profit before taxes	1,770	2,089	(319)	(15.3)

Tax on profit	(481)	(549)	68	(12.4)

Profit from continuing operations	1,290	1,541	(251)	(16.3)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,290	1,541	(251)	(16.3)

Minority interests	45	42	2	5.1

Attributable profit to the Group	1,245	1,498	(253)	(16.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain
Million euros

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	1,629	1,649	1,616	1,560	1,603	1,470

Net fees	500	498	471	478	488	467
Gains (losses) on financial transactions	91	93	77	60	75	83
Other operating income*	3	20	(9)	12	1	19

Gross income	2,224	2,259	2,154	2,110	2,166	2,040

Operating expenses	(870)	(868)	(862)	(882)	(859)	(862)
General administrative expenses	(792)	(789)	(783)	(801)	(780)	(782)
Personnel	(530)	(524)	(519)	(501)	(517)	(519)
Other general administrative expenses	(262)	(265)	(265)	(299)	(263)	(263)
Depreciation and amortisation	(78)	(79)	(78)	(81)	(79)	(80)

Net operating income	1,354	1,391	1,293	1,228	1,308	1,178

Net loan-loss provisions	(300)	(345)	(319)	(335)	(349)	(346)
Other income	(1)	(8)	(50)	(36)	(10)	(10)

Profit before taxes	1,052	1,037	924	856	948	822

Tax on profit	(283)	(265)	(248)	(256)	(258)	(223)

Profit from continuing operations	769	771	677	600	690	599

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	769	771	677	600	690	599

Minority interests	20	22	19	12	21	24

Attributable profit to the Group	749	749	658	588	669	576

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal
Million euros

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	344	380	(37)	(9.6)

Net fees	147	136	10	7.7
Gains (losses) on financial transactions	30	16	15	94.3
Other operating income*	5	11	(6)	(51.3)

Gross income	526	543	(17)	(3.2)

Operating expenses	(242)	(245)	2	(1.0)
General administrative expenses	(209)	(212)	3	(1.5)
Personnel	(145)	(146)	1	(0.4)
Other general administrative expenses	(63)	(66)	3	(4.0)
Depreciation and amortisation	(34)	(33)	(1)	2.2

Net operating income	283	298	(15)	(4.9)

Net loan-loss provisions	(58)	(43)	(14)	33.4
Other income	(8)	9	(17)	—

Profit before taxes	218	264	(46)	(17.4)

Tax on profit	(24)	(35)	11	(30.8)

Profit from continuing operations	193	228	(35)	(15.4)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	193	228	(35)	(15.4)

Minority interests	0	1	(0)	(66.6)

Attributable profit to the Group	193	228	(35)	(15.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal
Million euros

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	196	185	183	179	174	169

Net fees	72	65	77	72	72	75
Gains (losses) on financial transactions	0	15	12	9	12	19
Other operating income*	8	3	(1)	5	3	3

Gross income	275	268	270	265	261	265

Operating expenses	(121)	(124)	(131)	(129)	(119)	(123)
General administrative expenses	(105)	(107)	(114)	(109)	(103)	(106)
Personnel	(72)	(73)	(77)	(74)	(71)	(74)
Other general administrative expenses	(32)	(34)	(37)	(35)	(32)	(32)
Depreciation and amortisation	(16)	(17)	(17)	(20)	(17)	(17)

Net operating income	154	144	139	137	142	142

Net loan-loss provisions	(12)	(31)	(19)	(29)	(15)	(42)
Other income	(6)	15	(4)	6	(8)	(0)

Profit before taxes	136	128	116	114	118	99

Tax on profit	(23)	(12)	(16)	(20)	(18)	(6)

Profit from continuing operations	113	116	100	93	100	93

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	113	116	100	93	100	93

Minority interests	0	0	0	0	0	0

Attributable profit to the Group	112	116	100	93	100	93

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	2.35	2.15	2.12	1.95	1.85	1.92

Spread loans	1.61	1.70	1.72	1.73	1.76	1.82
Spread deposits	0.74	0.45	0.40	0.22	0.09	0.10

Retail Banking United Kingdom
Million euros

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	2,157	1,843	314	17.1

Net fees	428	452	(24)	(5.3)
Gains (losses) on financial transactions	(1)	40	(40)	—
Other operating income*	11	13	(2)	(13.8)

Gross income	2,596	2,348	248	10.6

Operating expenses	(1,044)	(1,038)	(6)	0.6
General administrative expenses	(901)	(926)	25	(2.7)
Personnel	(544)	(547)	3	(0.5)
Other general administrative expenses	(357)	(379)	22	(5.8)
Depreciation and amortisation	(143)	(112)	(31)	28.0

Net operating income	1,552	1,310	242	18.5

Net loan-loss provisions	(445)	(453)	8	(1.8)
Other income	(10)	1	(11)	—

Profit before taxes	1,096	857	239	27.9

Tax on profit	(299)	(219)	(80)	36.6

Profit from continuing operations	798	638	159	25.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	798	638	159	25.0

Minority interests	0	—	0	—

Attributable profit to the Group	798	638	159	25.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom
Million euros

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	871	972	996	983	1,057	1,100

Net fees	221	231	259	214	209	219
Gains (losses) on financial transactions	42	(2)	(14)	38	(3)	2
Other operating income*	7	6	5	5	6	6

Gross income	1,141	1,207	1,245	1,239	1,269	1,327

Operating expenses	(510)	(528)	(520)	(499)	(510)	(535)
General administrative expenses	(459)	(467)	(461)	(443)	(439)	(462)
Personnel	(274)	(273)	(272)	(267)	(264)	(280)
Other general administrative expenses	(185)	(194)	(190)	(176)	(175)	(182)
Depreciation and amortisation	(51)	(61)	(59)	(56)	(71)	(73)

Net operating income	630	679	725	740	760	792

Net loan-loss provisions	(210)	(244)	(231)	(224)	(232)	(214)
Other income	1	0	0	(0)	(5)	(5)

Profit before taxes	422	435	495	516	522	574

Tax on profit	(104)	(114)	(139)	(168)	(150)	(149)

Profit from continuing operations	317	321	356	348	373	425

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	317	321	356	348	373	425

Minority interests	—	—	0	0	0	0

Attributable profit to the Group	317	321	356	348	373	425

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	2.04	2.22	2.25	2.31	2.31	2.31

Spread loans	1.13	1.44	1.67	1.82	1.90	2.01
Spread deposits	0.91	0.78	0.58	0.49	0.41	0.30

Retail Banking United Kingdom
Million pound sterling

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	1,875	1,646	229	13.9

Net fees	372	404	(32)	(7.8)
Gains (losses) on financial transactions	(1)	35	(36)	—
Other operating income*	10	12	(2)	(16.1)

Gross income	2,257	2,097	160	7.6

Operating expenses	(908)	(927)	20	(2.1)
General administrative expenses	(783)	(827)	44	(5.3)
Personnel	(473)	(488)	16	(3.2)
Other general administrative expenses	(310)	(339)	28	(8.4)
Depreciation and amortisation	(125)	(100)	(25)	24.6

Net operating income	1,349	1,170	179	15.3

Net loan-loss provisions	(387)	(405)	18	(4.5)
Other income	(9)	1	(10)	—

Profit before taxes	953	766	188	24.5

Tax on profit	(260)	(195)	(64)	33.0

Profit from continuing operations	693	570	123	21.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	693	570	123	21.6

Minority interests	0	—	0	—

Attributable profit to the Group	693	570	123	21.6

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom
Million pound sterling

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	791	855	868	888	938	937

Net fees	200	203	226	194	186	186
Gains (losses) on financial transactions	38	(3)	(13)	34	(3)	2
Other operating income*	6	6	4	5	5	5

Gross income	1,036	1,061	1,085	1,120	1,126	1,130

Operating expenses	(463)	(464)	(452)	(451)	(452)	(455)
General administrative expenses	(417)	(410)	(401)	(401)	(390)	(393)
Personnel	(249)	(240)	(236)	(241)	(234)	(239)
Other general administrative expenses	(168)	(170)	(165)	(159)	(156)	(155)
Depreciation and amortisation	(46)	(54)	(51)	(51)	(63)	(62)

Net operating income	572	597	632	668	674	675

Net loan-loss provisions	(190)	(215)	(201)	(202)	(206)	(181)
Other income	1	0	0	(0)	(5)	(4)

Profit before taxes	383	383	431	466	464	489

Tax on profit	(95)	(101)	(121)	(151)	(133)	(127)

Profit from continuing operations	288	282	310	314	331	362

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	288	282	310	314	331	362

Minority interests	—	—	0	0	0	0

Attributable profit to the Group	288	282	310	314	331	362

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million euros

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	6,236	4,890	1,347	27.5

Net fees	1,778	1,489	289	19.4
Gains (losses) on financial transactions	428	394	34	8.6
Other operating income*	(109)	(14)	(95)	691.8

Gross income	8,333	6,759	1,574	23.3

Operating expenses	(3,428)	(2,804)	(624)	22.2
General administrative expenses	(3,096)	(2,557)	(539)	21.1
Personnel	(1,633)	(1,330)	(303)	22.8
Other general administrative expenses	(1,463)	(1,227)	(236)	19.3
Depreciation and amortisation	(332)	(247)	(85)	34.2

Net operating income	4,905	3,955	951	24.0

Net loan-loss provisions	(2,501)	(2,327)	(174)	7.5
Other income	(430)	(390)	(40)	10.2

Profit before taxes	1,975	1,238	737	59.6

Tax on profit	(329)	(246)	(83)	33.9

Profit from continuing operations	1,646	992	654	65.9

Net profit from discontinued operations	—	88	(88)	(100.0)

Consolidated profit	1,646	1,080	566	52.4

Minority interests	245	96	150	156.6

Attributable profit to the Group	1,400	984	416	42.3

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million euros

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	2,347	2,543	2,706	2,858	2,972	3,265

Net fees	708	781	806	820	829	949
Gains (losses) on financial transactions	219	175	313	268	169	259
Other operating income*	4	(18)	(4)	(60)	(37)	(71)

Gross income	3,278	3,481	3,821	3,886	3,932	4,402

Operating expenses	(1,373)	(1,431)	(1,508)	(1,595)	(1,602)	(1,826)
General administrative expenses	(1,253)	(1,305)	(1,372)	(1,455)	(1,448)	(1,649)
Personnel	(644)	(686)	(697)	(753)	(760)	(874)
Other general administrative expenses	(609)	(618)	(674)	(703)	(688)	(775)
Depreciation and amortisation	(120)	(127)	(137)	(139)	(154)	(178)

Net operating income	1,905	2,050	2,313	2,291	2,330	2,575

Net loan-loss provisions	(1,121)	(1,206)	(1,362)	(1,262)	(1,257)	(1,244)
Other income	(175)	(215)	(150)	(106)	(247)	(183)

Profit before taxes	610	628	800	923	827	1,149

Tax on profit	(170)	(76)	(130)	(143)	(98)	(231)

Profit from continuing operations	439	552	670	780	729	917

Net profit from discontinued operations	84	3	1	1	—	—

Consolidated profit	524	556	671	781	729	917

Minority interests	46	50	53	125	110	135

Attributable profit to the Group	478	506	618	656	619	782

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million dollars

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	8,248	6,511	1,737	26.7

Net fees	2,351	1,983	369	18.6
Gains (losses) on financial transactions	566	524	41	7.9
Other operating income*	(144)	(18)	(126)	686.5

Gross income	11,021	8,999	2,022	22.5

Operating expenses	(4,534)	(3,734)	(800)	21.4
General administrative expenses	(4,095)	(3,405)	(690)	20.3
Personnel	(2,160)	(1,771)	(389)	21.9
Other general administrative expenses	(1,935)	(1,634)	(301)	18.5
Depreciation and amortisation	(439)	(329)	(110)	33.3

Net operating income	6,487	5,265	1,222	23.2

Net loan-loss provisions	(3,307)	(3,098)	(209)	6.7
Other income	(568)	(519)	(49)	9.5

Profit before taxes	2,612	1,648	964	58.5

Tax on profit	(436)	(327)	(108)	33.0

Profit from continuing operations	2,177	1,321	856	64.8

Net profit from discontinued operations	—	117	(117)	(100.0)

Consolidated profit	2,177	1,438	739	51.4

Minority interests	325	127	197	154.9

Attributable profit to the Group	1,852	1,310	542	41.3

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million dollars

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	3,055	3,455	3,848	4,178	4,107	4,141

Net fees	922	1,061	1,147	1,202	1,146	1,206
Gains (losses) on financial transactions	285	239	440	391	233	333
Other operating income*	6	(24)	(5)	(84)	(52)	(92)

Gross income	4,268	4,731	5,429	5,687	5,434	5,588

Operating expenses	(1,788)	(1,946)	(2,148)	(2,333)	(2,214)	(2,320)
General administrative expenses	(1,631)	(1,774)	(1,953)	(2,129)	(2,001)	(2,094)
Personnel	(838)	(933)	(994)	(1,101)	(1,050)	(1,110)
Other general administrative expenses	(793)	(841)	(959)	(1,028)	(951)	(984)
Depreciation and amortisation	(157)	(172)	(194)	(204)	(213)	(226)

Net operating income	2,480	2,785	3,282	3,354	3,220	3,268

Net loan-loss provisions	(1,459)	(1,639)	(1,933)	(1,854)	(1,737)	(1,571)
Other income	(227)	(292)	(218)	(161)	(341)	(227)

Profit before taxes	794	854	1,131	1,339	1,142	1,470

Tax on profit	(222)	(106)	(186)	(209)	(135)	(300)

Profit from continuing operations	572	748	945	1,129	1,007	1,170

Net profit from discontinued operations	110	7	5	3	—	—

Consolidated profit	682	756	950	1,133	1,007	1,170

Minority interests	59	68	75	178	152	173

Attributable profit to the Group	623	688	875	955	855	997

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million euros

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	4,397	3,265	1,132	34.7

Net fees	1,132	900	231	25.7
Gains (losses) on financial transactions	356	141	215	152.8
Other operating income*	(85)	11	(95)	—

Gross income	5,800	4,317	1,483	34.4

Operating expenses	(2,334)	(1,836)	(498)	27.1
General administrative expenses	(2,118)	(1,680)	(438)	26.0
Personnel	(1,084)	(841)	(244)	29.0
Other general administrative expenses	(1,033)	(840)	(194)	23.1
Depreciation and amortisation	(216)	(156)	(60)	38.8

Net operating income	3,466	2,481	985	39.7

Net loan-loss provisions	(1,948)	(1,494)	(454)	30.4
Other income	(398)	(375)	(23)	6.3

Profit before taxes	1,120	612	507	82.9

Tax on profit	(201)	(166)	(35)	21.0

Profit from continuing operations	919	446	473	105.9

Net profit from discontinued operations	—	—	—	—

Consolidated profit	919	446	473	105.9

Minority interests	129	7	122	—

Attributable profit to the Group	790	439	351	80.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million euros

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	1,543	1,722	1,907	2,045	2,102	2,295

Net fees	420	480	516	525	528	604
Gains (losses) on financial transactions	103	38	253	185	130	226
Other operating income*	20	(9)	1	(52)	(23)	(61)

Gross income	2,086	2,231	2,677	2,703	2,736	3,063

Operating expenses	(886)	(950)	(1,019)	(1,105)	(1,094)	(1,240)
General administrative expenses	(809)	(871)	(933)	(1,019)	(992)	(1,125)
Personnel	(402)	(439)	(455)	(504)	(507)	(577)
Other general administrative expenses	(408)	(432)	(478)	(515)	(485)	(548)
Depreciation and amortisation	(76)	(79)	(86)	(86)	(102)	(114)

Net operating income	1,200	1,281	1,658	1,598	1,642	1,824

Net loan-loss provisions	(702)	(792)	(1,044)	(990)	(959)	(989)
Other income	(165)	(209)	(142)	(113)	(222)	(176)

Profit before taxes	332	280	472	494	462	658

Tax on profit	(140)	(26)	(77)	(140)	(53)	(148)

Profit from continuing operations	193	253	396	355	409	510

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	193	253	396	355	409	510

Minority interests	2	5	7	53	59	70

Attributable profit to the Group	191	248	389	302	350	440

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	17.01	17.43	16.68	16.02	16.13	16.23

Spread loans	15.94	16.39	15.81	15.12	15.26	15.29
Spread deposits	1.07	1.04	0.87	0.90	0.87	0.94

Retail Banking Brazil
Million dollars

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	5,815	4,347	1,468	33.8

Net fees	1,496	1,199	298	24.8
Gains (losses) on financial transactions	470	187	283	151.2
Other operating income*	(112)	14	(126)	—

Gross income	7,670	5,747	1,923	33.5

Operating expenses	(3,086)	(2,444)	(642)	26.3
General administrative expenses	(2,801)	(2,237)	(564)	25.2
Personnel	(1,434)	(1,119)	(315)	28.1
Other general administrative expenses	(1,367)	(1,118)	(249)	22.3
Depreciation and amortisation	(286)	(207)	(78)	37.8

Net operating income	4,584	3,303	1,281	38.8

Net loan-loss provisions	(2,577)	(1,989)	(587)	29.5
Other income	(527)	(499)	(28)	5.5

Profit before taxes	1,481	815	666	81.7

Tax on profit	(266)	(221)	(45)	20.2

Profit from continuing operations	1,215	594	621	104.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,215	594	621	104.6

Minority interests	170	9	161	—

Attributable profit to the Group	1,045	585	460	78.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million dollars

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	2,009	2,338	2,707	2,982	2,905	2,910

Net fees	547	652	733	767	729	767
Gains (losses) on financial transactions	134	54	349	268	179	291
Other operating income*	26	(12)	2	(72)	(32)	(79)

Gross income	2,716	3,032	3,791	3,946	3,781	3,889

Operating expenses	(1,154)	(1,291)	(1,450)	(1,613)	(1,512)	(1,575)
General administrative expenses	(1,054)	(1,183)	(1,327)	(1,487)	(1,371)	(1,430)
Personnel	(523)	(596)	(647)	(735)	(701)	(733)
Other general administrative expenses	(531)	(587)	(680)	(752)	(670)	(697)
Depreciation and amortisation	(100)	(108)	(123)	(126)	(140)	(145)

Net operating income	1,562	1,741	2,341	2,333	2,270	2,314

Net loan-loss provisions	(914)	(1,075)	(1,472)	(1,445)	(1,325)	(1,251)
Other income	(215)	(284)	(205)	(172)	(306)	(220)

Profit before taxes	433	382	664	716	638	843

Tax on profit	(182)	(39)	(110)	(201)	(73)	(193)

Profit from continuing operations	251	343	554	516	565	650

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	251	343	554	516	565	650

Minority interests	3	7	10	73	81	89

Attributable profit to the Group	248	336	544	442	484	561

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million brazilian real

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	10,450	9,522	928	9.7

Net fees	2,689	2,626	63	2.4
Gains (losses) on financial transactions	846	410	435	106.1
Other operating income*	(201)	31	(232)	—

Gross income	13,784	12,589	1,195	9.5

Operating expenses	(5,546)	(5,354)	(193)	3.6
General administrative expenses	(5,033)	(4,900)	(133)	2.7
Personnel	(2,577)	(2,452)	(125)	5.1
Other general administrative expenses	(2,456)	(2,448)	(8)	0.3
Depreciation and amortisation	(513)	(454)	(59)	13.1

Net operating income	8,238	7,235	1,003	13.9

Net loan-loss provisions	(4,631)	(4,357)	(273)	6.3
Other income	(946)	(1,093)	146	(13.4)

Profit before taxes	2,661	1,785	876	49.1

Tax on profit	(477)	(484)	7	(1.4)

Profit from continuing operations	2,183	1,301	882	67.8

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,183	1,301	882	67.8

Minority interests	306	20	285	—

Attributable profit to the Group	1,878	1,280	597	46.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million brazilian real

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	4,656	4,866	5,097	5,285	5,234	5,216

Net fees	1,267	1,359	1,377	1,350	1,314	1,375
Gains (losses) on financial transactions	310	100	701	484	323	522
Other operating income*	60	(29)	2	(145)	(58)	(143)

Gross income	6,293	6,296	7,177	6,974	6,813	6,971

Operating expenses	(2,673)	(2,681)	(2,715)	(2,851)	(2,724)	(2,823)
General administrative expenses	(2,443)	(2,457)	(2,485)	(2,631)	(2,471)	(2,563)
Personnel	(1,212)	(1,240)	(1,209)	(1,301)	(1,263)	(1,314)
Other general administrative expenses	(1,230)	(1,218)	(1,276)	(1,330)	(1,207)	(1,249)
Depreciation and amortisation	(231)	(223)	(230)	(219)	(253)	(260)

Net operating income	3,620	3,615	4,462	4,123	4,089	4,148

Net loan-loss provisions	(2,119)	(2,239)	(2,815)	(2,557)	(2,388)	(2,242)
Other income	(499)	(594)	(367)	(277)	(552)	(394)

Profit before taxes	1,003	782	1,279	1,289	1,149	1,511

Tax on profit	(421)	(63)	(202)	(368)	(131)	(346)
Profit from continuing operations	582	719	1,078	920	1,018	1,165

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	582	719	1,078	920	1,018	1,165

Minority interests	6	14	19	144	146	159

Attributable profit to the Group	575	705	1,059	776	872	1,006

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million euros

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	710	685	25	3.6

Net fees	222	213	9	4.2
Gains (losses) on financial transactions	6	113	(107)	(94.6)
Other operating income*	(17)	(21)	4	(18.3)

Gross income	921	990	(69)	(7.0)

Operating expenses	(388)	(350)	(38)	10.8
General administrative expenses	(340)	(312)	(28)	9.0
Personnel	(176)	(165)	(11)	6.6
Other general administrative expenses	(164)	(147)	(17)	11.6
Depreciation and amortisation	(48)	(38)	(10)	25.3

Net operating income	532	640	(107)	(16.8)

Net loan-loss provisions	(255)	(444)	189	(42.6)
Other income	(30)	(13)	(17)	132.4

Profit before taxes	247	182	65	35.5

Tax on profit	(20)	(18)	(2)	12.9

Profit from continuing operations	227	165	62	37.9

Net profit from discontinued operations	—	—	—	—

Consolidated profit	227	165	62	37.9

Minority interests	55	43	12	27.3

Attributable profit to the Group	173	122	51	41.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million euros

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	356	329	327	324	337	373

Net fees	101	112	106	102	103	119
Gains (losses) on financial transactions	38	75	28	28	(1)	7
Other operating income*	(13)	(8)	(7)	(6)	(13)	(4)

Gross income	482	508	454	447	425	495

Operating expenses	(177)	(174)	(176)	(177)	(184)	(205)
General administrative expenses	(159)	(153)	(156)	(157)	(163)	(178)
Personnel	(80)	(85)	(80)	(82)	(84)	(91)
Other general administrative expenses	(79)	(68)	(76)	(74)	(78)	(86)
Depreciation and amortisation	(17)	(21)	(20)	(20)	(21)	(27)

Net operating income	305	334	279	270	242	291

Net loan-loss provisions	(215)	(229)	(172)	(150)	(133)	(122)
Other income	(4)	(9)	(11)	(2)	(10)	(20)

Profit before taxes	86	97	95	118	99	149

Tax on profit	(5)	(13)	(12)	31	5	(25)

Profit from continuing operations	80	84	83	150	103	124

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	80	84	83	150	103	124

Minority interests	21	22	22	38	27	28

Attributable profit to the Group	60	62	62	112	77	96

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	14.19	13.35	12.49	12.28	12.08	11.42

Spread loans	10.83	10.77	10.40	10.21	10.03	9.50
Spread deposits	3.36	2.58	2.09	2.07	2.05	1.92

Retail Banking Mexico
Million dollars

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	938	912	27	3.0

Net fees	293	283	10	3.5
Gains (losses) on financial transactions	8	151	(143)	(94.6)
Other operating income*	(22)	(27)	5	(18.8)

Gross income	1,218	1,318	(101)	(7.6)

Operating expenses	(513)	(467)	(47)	10.0
General administrative expenses	(450)	(416)	(34)	8.2
Personnel	(233)	(220)	(13)	5.9
Other general administrative expenses	(217)	(196)	(21)	10.9
Depreciation and amortisation	(63)	(51)	(12)	24.5

Net operating income	704	852	(147)	(17.3)

Net loan-loss provisions	(337)	(591)	254	(43.0)
Other income	(40)	(17)	(23)	130.9

Profit before taxes	327	243	84	34.6

Tax on profit	(27)	(24)	(3)	12.1

Profit from continuing operations	300	219	81	37.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	300	219	81	37.0

Minority interests	72	57	15	26.4

Attributable profit to the Group	228	162	66	40.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million dollars

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	463	448	469	477	465	473

Net fees	131	152	151	150	142	151
Gains (losses) on financial transactions	49	101	42	42	(1)	9
Other operating income*	(17)	(11)	(10)	(9)	(18)	(4)

Gross income	627	691	651	660	588	630

Operating expenses	(230)	(237)	(251)	(260)	(254)	(260)
General administrative expenses	(207)	(208)	(223)	(230)	(225)	(225)
Personnel	(105)	(115)	(114)	(121)	(117)	(116)
Other general administrative expenses	(103)	(93)	(109)	(109)	(108)	(109)
Depreciation and amortisation	(22)	(29)	(28)	(29)	(29)	(34)

Net operating income	397	454	401	401	334	370

Net loan-loss provisions	(280)	(311)	(250)	(226)	(184)	(153)
Other income	(5)	(12)	(15)	(3)	(14)	(26)

Profit before taxes	112	131	136	172	136	191

Tax on profit	(7)	(17)	(17)	43	7	(33)

Profit from continuing operations	105	115	119	215	143	157

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	105	115	119	215	143	157

Minority interests	27	30	31	54	37	35

Attributable profit to the Group	78	84	88	161	106	122

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million new mexican peso

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	11,882	12,620	(738)	(5.8)

Net fees	3,712	3,923	(210)	(5.4)
Gains (losses) on financial transactions	102	2,087	(1,984)	(95.1)
Other operating income*	(281)	(378)	97	(25.8)

Gross income	15,416	18,251	(2,835)	(15.5)

Operating expenses	(6,501)	(6,461)	(40)	0.6
General administrative expenses	(5,697)	(5,755)	58	(1.0)
Personnel	(2,946)	(3,042)	96	(3.1)
Other general administrative expenses	(2,751)	(2,714)	(38)	1.4
Depreciation and amortisation	(804)	(706)	(98)	13.8

Net operating income	8,916	11,790	(2,875)	(24.4)

Net loan-loss provisions	(4,265)	(8,184)	3,919	(47.9)
Other income	(510)	(242)	(269)	111.1

Profit before taxes	4,140	3,364	776	23.1

Tax on profit	(337)	(329)	(8)	2.6

Profit from continuing operations	3,803	3,036	768	25.3

Net profit from discontinued operations	—	—	—	—

Consolidated profit	3,803	3,036	768	25.3

Minority interests	913	790	123	15.6

Attributable profit to the Group	2,890	2,246	644	28.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million new mexican peso

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	6,667	5,954	6,213	6,243	5,940	5,942

Net fees	1,887	2,036	2,007	1,962	1,809	1,904
Gains (losses) on financial transactions	712	1,374	542	541	(14)	117
Other operating income*	(239)	(139)	(135)	(114)	(231)	(50)

Gross income	9,027	9,225	8,627	8,632	7,503	7,913

Operating expenses	(3,309)	(3,152)	(3,330)	(3,403)	(3,240)	(3,261)
General administrative expenses	(2,986)	(2,769)	(2,960)	(3,019)	(2,867)	(2,830)
Personnel	(1,508)	(1,533)	(1,516)	(1,587)	(1,490)	(1,456)
Other general administrative expenses	(1,477)	(1,236)	(1,444)	(1,431)	(1,377)	(1,375)
Depreciation and amortisation	(323)	(383)	(370)	(384)	(373)	(431)

Net operating income	5,718	6,073	5,296	5,230	4,264	4,652

Net loan-loss provisions	(4,034)	(4,150)	(3,288)	(2,926)	(2,347)	(1,918)
Other income	(78)	(163)	(200)	(39)	(177)	(333)

Profit before taxes	1,605	1,759	1,808	2,265	1,740	2,401

Tax on profit	(98)	(230)	(227)	584	85	(421)

Profit from continuing operations	1,507	1,528	1,582	2,850	1,824	1,979

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	1,507	1,528	1,582	2,850	1,824	1,979

Minority interests	388	402	409	719	473	439

Attributable profit to the Group	1,120	1,127	1,173	2,131	1,351	1,540

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million euros

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	658	517	141	27.3

Net fees	166	146	20	13.4
Gains (losses) on financial transactions	14	71	(57)	(79.7)
Other operating income*	(7)	(0)	(7)	—

Gross income	832	735	97	13.2

Operating expenses	(310)	(259)	(51)	19.9
General administrative expenses	(272)	(229)	(43)	18.7
Personnel	(170)	(139)	(31)	22.2
Other general administrative expenses	(102)	(90)	(12)	13.3
Depreciation and amortisation	(39)	(30)	(9)	29.4

Net operating income	521	476	45	9.5

Net loan-loss provisions	(194)	(246)	52	(21.2)
Other income	2	10	(8)	(79.8)

Profit before taxes	329	240	89	37.1

Tax on profit	(48)	(36)	(12)	33.7

Profit from continuing operations	281	204	77	37.7

Net profit from discontinued operations	—	—	—	—

Consolidated profit	281	204	77	37.7

Minority interests	61	41	20	48.1

Attributable profit to the Group	220	163	57	35.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million euros

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	233	284	269	287	309	350

Net fees	73	74	75	76	79	87
Gains (losses) on financial transactions	45	26	19	16	11	4
Other operating income*	(1)	1	(1)	(4)	(3)	(4)

Gross income	350	384	361	374	395	437

Operating expenses	(125)	(134)	(131)	(132)	(143)	(168)
General administrative expenses	(111)	(118)	(115)	(116)	(124)	(147)
Personnel	(68)	(71)	(70)	(71)	(75)	(95)
Other general administrative expenses	(43)	(47)	(46)	(45)	(50)	(52)
Depreciation and amortisation	(14)	(16)	(16)	(16)	(18)	(20)

Net operating income	226	251	230	242	252	269

Net loan-loss provisions	(128)	(118)	(94)	(76)	(111)	(83)
Other income	7	3	2	19	(7)	9

Profit before taxes	104	136	138	185	134	195

Tax on profit	(18)	(19)	(20)	(17)	(20)	(28)

Profit from continuing operations	87	117	118	168	114	167

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	87	117	118	168	114	167

Minority interests	20	21	22	35	24	36

Attributable profit to the Group	67	96	96	133	90	130

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	7.92	7.81	7.48	7.38	7.49	7.33

Spread loans	5.90	5.89	5.61	5.26	5.24	5.03
Spread deposits	2.02	1.92	1.87	2.12	2.25	2.30

Retail Banking Chile
Million dollars

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	871	689	182	26.4

Net fees	220	195	25	12.6
Gains (losses) on financial transactions	19	95	(76)	(79.8)
Other operating income*	(10)	(0)	(9)	—

Gross income	1,100	978	121	12.4

Operating expenses	(410)	(345)	(66)	19.1
General administrative expenses	(359)	(305)	(54)	17.9
Personnel	(224)	(185)	(39)	21.4
Other general administrative expenses	(135)	(120)	(15)	12.5
Depreciation and amortisation	(51)	(40)	(11)	28.5

Net operating income	689	634	56	8.8

Net loan-loss provisions	(257)	(328)	71	(21.7)
Other income	3	14	(11)	(80.0)

Profit before taxes	436	320	116	36.2

Tax on profit	(64)	(48)	(16)	32.8

Profit from continuing operations	372	272	100	36.8

Net profit from discontinued operations	—	—	—	—

Consolidated profit	372	272	100	36.8

Minority interests	80	55	26	47.1

Attributable profit to the Group	291	217	74	34.2

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million dollars

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	303	385	383	420	427	444

Net fees	94	101	107	111	109	111
Gains (losses) on financial transactions	59	36	28	24	15	4
Other operating income*	(1)	1	(1)	(5)	(5)	(5)

Gross income	456	522	516	550	546	554

Operating expenses	(163)	(182)	(187)	(194)	(197)	(213)
General administrative expenses	(144)	(161)	(165)	(171)	(172)	(187)
Personnel	(88)	(97)	(100)	(104)	(103)	(121)
Other general administrative expenses	(56)	(64)	(65)	(66)	(69)	(66)
Depreciation and amortisation	(19)	(21)	(23)	(23)	(25)	(26)

Net operating income	294	340	329	356	349	341

Net loan-loss provisions	(167)	(161)	(136)	(115)	(153)	(104)
Other income	9	4	3	26	(10)	13

Profit before taxes	136	184	196	267	186	250

Tax on profit	(23)	(25)	(28)	(25)	(28)	(36)

Profit from continuing operations	113	159	168	242	158	213

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	113	159	168	242	158	213

Minority interests	26	29	31	50	34	47

Attributable profit to the Group	87	130	137	192	124	167

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million chilean peso

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	457,363	402,892	54,471	13.5

Net fees	115,339	114,019	1,320	1.2
Gains (losses) on financial transactions	10,049	55,430	(45,382)	(81.9)
Other operating income*	(5,025)	(59)	(4,967)	—

Gross income	577,726	572,282	5,444	1.0

Operating expenses	(215,534)	(201,510)	(14,024)	7.0
General administrative expenses	(188,730)	(178,284)	(10,446)	5.9
Personnel	(117,780)	(108,067)	(9,713)	9.0
Other general administrative expenses	(70,950)	(70,217)	(733)	1.0
Depreciation and amortisation	(26,804)	(23,226)	(3,578)	15.4

Net operating income	362,192	370,772	(8,580)	(2.3)

Net loan-loss provisions	(134,872)	(191,799)	56,927	(29.7)
Other income	1,457	8,092	(6,635)	(82.0)

Profit before taxes	228,777	187,064	41,712	22.3

Tax on profit	(33,603)	(28,182)	(5,421)	19.2

Profit from continuing operations	195,173	158,882	36,291	22.8

Net profit from discontinued operations	—	—	—	—

Consolidated profit	195,173	158,882	36,291	22.8

Minority interests	42,253	31,973	10,280	32.2

Attributable profit to the Group	152,921	126,909	26,012	20.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million chilean peso

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	183,518	219,374	209,564	219,154	221,504	235,859

Net fees	57,100	56,919	58,293	57,933	56,501	58,838
Gains (losses) on financial transactions	35,770	19,660	14,462	11,837	7,736	2,312
Other operating income*	(481)	422	(746)	(2,865)	(2,400)	(2,626)

Gross income	275,907	296,375	281,573	286,059	283,342	294,384

Operating expenses	(98,283)	(103,227)	(102,241)	(100,836)	(102,265)	(113,269)
General administrative expenses	(87,080)	(91,204)	(89,880)	(88,668)	(89,220)	(99,510)
Personnel	(53,206)	(54,861)	(54,360)	(54,155)	(53,490)	(64,290)
Other general administrative expenses	(33,874)	(36,343)	(35,520)	(34,513)	(35,729)	(35,221)
Depreciation and amortisation	(11,202)	(12,024)	(12,360)	(12,168)	(13,045)	(13,759)

Net operating income	177,624	193,148	179,333	185,224	181,077	181,115

Net loan-loss provisions	(101,133)	(90,666)	(73,121)	(57,965)	(79,424)	(55,449)
Other income	5,661	2,431	1,368	14,450	(5,238)	6,695

Profit before taxes	82,151	104,913	107,579	141,709	96,415	132,362

Tax on profit	(13,841)	(14,341)	(15,310)	(12,830)	(14,335)	(19,268)

Profit from continuing operations	68,310	90,572	92,270	128,879	82,080	113,094

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	68,310	90,572	92,270	128,879	82,080	113,094

Minority interests	15,565	16,408	17,190	26,691	17,504	24,748

Attributable profit to the Group	52,745	74,164	75,079	102,188	64,575	88,346

*	Including dividends, income from equity-accounted method and other operating income/expenses

Global Wholesale Banking
Million euros

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	1,326	1,307	19	1.5

Net fees	631	617	15	2.4
Gains (losses) on financial transactions	798	764	34	4.5
Other operating income*	83	70	14	19.5

Gross income	2,838	2,757	81	3.0

Operating expenses	(712)	(594)	(118)	19.8
General administrative expenses	(646)	(553)	(93)	16.8
Personnel	(428)	(346)	(82)	23.8
Other general administrative expenses	(217)	(207)	(10)	5.0
Depreciation and amortisation	(66)	(42)	(25)	59.9

Net operating income	2,126	2,162	(36)	(1.7)

Net loan-loss provisions	24	10	14	150.0
Other income	(29)	(17)	(12)	68.4

Profit before taxes	2,121	2,155	(34)	(1.6)

Tax on profit	(570)	(596)	26	(4.4)

Profit from continuing operations	1,551	1,559	(7)	(0.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,551	1,559	(7)	(0.5)

Minority interests	130	58	72	123.1

Attributable profit to the Group	1,421	1,500	(79)	(5.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.10	30.06.09	Amount	%
Business volumes
Total assets	272,725	264,873	7,853	3.0
Customer loans	69,550	72,674	(3,124)	(4.3)
Customer deposits	72,399	52,139	20,261	38.9

Global Wholesale Banking
Million euros

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	630	677	640	562	627	699

Net fees	263	354	254	257	313	319
Gains (losses) on financial transactions	382	381	383	237	508	290
Other operating income*	21	48	35	61	3	80

Gross income	1,297	1,460	1,311	1,116	1,451	1,387

Operating expenses	(300)	(295)	(308)	(354)	(338)	(374)
General administrative expenses	(278)	(275)	(283)	(332)	(309)	(337)
Personnel	(173)	(173)	(187)	(224)	(192)	(237)
Other general administrative expenses	(105)	(102)	(96)	(108)	(117)	(100)
Depreciation and amortisation	(22)	(20)	(25)	(22)	(29)	(37)

Net operating income	997	1,165	1,003	762	1,113	1,013

Net loan-loss provisions	(16)	25	6	19	50	(26)
Other income	(6)	(11)	(11)	29	(9)	(19)

Profit before taxes	975	1,180	998	810	1,154	967

Tax on profit	(269)	(327)	(292)	(195)	(311)	(259)

Profit from continuing operations	706	853	706	615	843	709

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	706	853	706	615	843	709

Minority interests	27	31	27	47	64	66

Attributable profit to the Group	679	822	679	568	779	642

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10
Business volumes
Total assets	260,373	264,873	253,821	254,288	254,062	272,725
Customer loans	76,750	72,674	69,071	63,237	60,992	69,550
Customer deposits	58,475	52,139	43,149	52,312	57,989	72,399

Asset Management and Insurance
Million euros

			Variation
	H1 ‘10	H1 ‘09	Amount	%
Income statement
Net interest income	90	101	(12)	(11.3)

Net fees	209	225	(17)	(7.4)
Gains (losses) on financial transactions	19	12	7	61.2
Other operating income*	201	180	21	11.4

Gross income	519	519	(0)	(0.1)

Operating expenses	(154)	(154)	1	(0.4)
General administrative expenses	(138)	(139)	1	(1.0)
Personnel	(79)	(77)	(2)	2.3
Other general administrative expenses	(59)	(62)	3	(5.2)
Depreciation and amortisation	(16)	(15)	(1)	5.4

Net operating income	365	365	0	0.1

Net loan-loss provisions	(0)	(0)	0	(88.3)
Other income	(9)	(11)	2	(15.4)

Profit before taxes	356	353	2	0.6

Tax on profit	(97)	(117)	20	(16.8)

Profit from continuing operations	258	236	22	9.2

Net profit from discontinued operations	—	—	—	—

Consolidated profit	258	236	22	9.2

Minority interests	30	10	20	200.4

Attributable profit to the Group	229	227	2	0.9

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.10	30.06.09	Amount	%
Business volumes
Total assets	32,065	26,191	5,874	22.4
Customer loans	553	677	(123)	(18.2)
Customer deposits	2,419	438	1,981	451.9

Asset Management and Insurance
Million euros

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Income statement
Net interest income	47	55	50	49	38	52

Net fees	111	115	103	102	104	105
Gains (losses) on financial transactions	5	7	11	11	12	7
Other operating income*	88	92	80	78	89	111

Gross income	251	268	244	241	243	276

Operating expenses	(78)	(76)	(74)	(82)	(74)	(80)
General administrative expenses	(72)	(68)	(67)	(73)	(66)	(72)
Personnel	(38)	(40)	(38)	(34)	(39)	(40)
Other general administrative expenses	(34)	(28)	(29)	(39)	(27)	(32)
Depreciation and amortisation	(7)	(8)	(7)	(10)	(8)	(8)

Net operating income	172	192	170	159	169	196

Net loan-loss provisions	(0)	0	0	8	(0)	(0)
Other income	(4)	(7)	(23)	(20)	(3)	(6)

Profit before taxes	168	186	147	147	166	190

Tax on profit	(58)	(59)	(54)	(48)	(43)	(54)

Profit from continuing operations	110	126	93	99	122	136

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	110	126	93	99	122	136

Minority interests	5	5	4	14	14	16

Attributable profit to the Group	105	122	89	86	108	120

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10
Business volumes
Total assets	25,146	26,191	28,152	29,746	31,573	32,065
Customer loans	705	677	605	590	690	553
Customer deposits	415	438	475	506	533	2,419

NPL ratio
%

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10

Continental Europe	2.73	3.10	3.41	3.64	3.72	3.85

Santander Branch Network	3.14	3.50	3.86	4.38	4.65	4.78
Banesto	1.96	2.32	2.62	2.97	3.13	3.49
Santander Consumer Finance	4.64	5.14	5.46	5.39	5.12	5.23
Portugal	1.87	2.13	2.04	2.27	2.32	2.40

United Kingdom	1.25	1.54	1.65	1.71	1.87	1.84

Latin America	3.27	3.97	4.20	4.25	4.18	4.13

Brazil	3.86	4.75	5.09	5.27	5.04	5.01
Mexico	2.80	3.04	2.45	1.84	1.86	1.77
Chile	3.05	3.30	3.38	3.20	3.36	3.31

Sovereign	3.98	4.34	4.82	5.35	5.14	5.11

Operating Areas	2.45	2.80	3.06	3.21	3.32	3.35

Spain	2.40	2.72	2.98	3.41	3.59	3.71

NPL coverage
%

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10

Continental Europe	81	75	71	77	76	73

Santander Branch Network	61	57	52	65	59	53
Banesto	85	73	70	64	61	58
Santander Consumer Finance	89	90	92	97	108	111
Portugal	71	65	68	65	64	65

United Kingdom	56	45	48	44	40	41

Latin America	107	97	103	105	107	105

Brazil	107	92	95	99	100	98
Mexico	128	122	221	264	268	257
Chile	95	94	94	89	99	97

Sovereign	66	67	68	62	64	67

Operating Areas	81	74	74	76	75	74

Spain	81	71	67	73	68	64

Spreads loans and deposits
%

	Q1 ‘09	Q2 ‘09	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10
Santander Branch Network
Spread loans	2.21	2.26	2.32	2.25	2.10	1.94
Spread deposits	1.19	0.89	0.68	0.53	0.50	0.10

SUM	3.40	3.15	3.00	2.78	2.60	2.04

Retail Banking Banesto
Spread loans	1.90	1.94	1.96	1.99	2.02	2.00
Spread deposits	0.79	0.57	0.31	0.29	0.18	(0.35)

SUM	2.69	2.51	2.27	2.28	2.20	1.65

Santander Consumer Finance
Spread loans	4.39	4.54	4.67	4.77	4.80	4.85
Retail Banking Portugal
Spread loans	1.61	1.70	1.72	1.73	1.76	1.82
Spread deposits	0.74	0.45	0.40	0.22	0.09	0.10

SUM	2.35	2.15	2.12	1.95	1.85	1.92

Retail Banking United Kingdom
Spread loans	1.13	1.44	1.67	1.82	1.90	2.01
Spread deposits	0.91	0.78	0.58	0.49	0.41	0.30

SUM	2.04	2.22	2.25	2.31	2.31	2.31

Retail Banking Brazil
Spread loans	15.94	16.39	15.81	15.12	15.26	15.29
Spread deposits	1.07	1.04	0.87	0.90	0.87	0.94

SUM	17.01	17.43	16.68	16.02	16.13	16.23

Retail Banking Mexico
Spread loans	10.83	10.77	10.40	10.21	10.03	9.50
Spread deposits	3.36	2.58	2.09	2.07	2.05	1.92

SUM	14.19	13.35	12.49	12.28	12.08	11.42

Retail Banking Chile
Spread loans	5.90	5.89	5.61	5.26	5.24	5.03
Spread deposits	2.02	1.92	1.87	2.12	2.25	2.30

SUM	7.92	7.81	7.48	7.38	7.49	7.33

Retail Banking Sovereign
Spread loans	1.88	1.90	1.88	1.91	1.94	1.96
Spread deposits	0.42	0.70	0.80	0.80	0.94	0.99

SUM	2.30	2.60	2.68	2.71	2.88	2.95

Risk-weighted assets
Million euros

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10

Continental Europe	257,416	254,915	252,500	257,582	255,020	259,823

Santander Branch Network	74,533	76,810	77,308	76,357	75,956	75,468
Banesto	63,668	62,042	59,142	63,516	61,027	61,112
Santander Consumer	48,043	47,684	48,373	48,892	50,004	51,487
Portugal	25,198	23,338	23,007	23,992	23,360	23,430

United Kingdom	82,668	86,654	81,501	77,646	80,108	85,512

Latin America*	139,260	143,817	131,701	140,075	148,152	164,467

Brazil	73,736	79,226	78,694	84,935	88,258	99,074
Mexico	18,541	18,308	17,000	18,035	19,833	21,548
Chile	18,348	18,267	17,427	18,731	19,752	21,904

Sovereign	34,981	38,916	40,734	43,406	44,225	49,278

Operating Areas	514,325	524,302	506,436	518,709	527,505	559,080

Corporate Activities	31,763	35,119	43,211	42,975	40,044	42,438

Total	546,088	559,421	549,647	561,684	567,549	601,518

*	Venezuela disposal in Q3‘09

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: July 29th, 2010	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President